

Community Bankers Trust Corporation

2011 ANNUAL REPORT

Essex Bank

Essex Bank

VIRGINIA

Burgess Office
(804) 453-4268

Callao Office
(804) 529-5546

Centerville Office
(804) 784-4000

Fairfax Loan Production Office
(703) 385-4596

Flat Rock Office
(804) 598-6839

Goochland Courthouse Office
(804) 556-6722

King William Office
(804) 769-2265

Louisa Office
(540) 967-5900

Mechanicsville Office
(804) 730-3222

Prince Street Office
(804) 443-8510

Tappahannock Office
(804) 443-8500

Virginia Center Office
(804) 262-3991

West Point Office
(804) 843-4347

Winterfield Office
(804) 419-4160

MARYLAND

Arnold Office
(410) 757-7777

Catonsville Office
(410) 747-6200

Clinton Office
(301) 868-9010

Crofton Office
(410) 721-8444

Landover Hills Office
(301) 577-7000

Rockville Office
(301) 294-9350

Rosedale Office
(410) 574-3303

GEORGIA

Covington Office
(678) 342-8229

Grayson Office
(770) 339-0023

Loganville Office
(770) 466-4822

Snellville Office
(678) 344-8755

www.essexbank.com

On the cover: sunrise on the Mattaponi River at West Point, Virginia.

To Our Stockholders

Our balance sheet remains strong with high liquidity and strong capital ratios. We are leveraging these strengths and have all our employees focused on our goals for 2012.

The past year has been very positive for our company in many ways. As the cover of this report suggests, we feel like it has been the beginning of a new day. Coming out of 2010, it was imperative that we start to turn the corner and prevent any further degradation of stockholder value. For 2011, we focused on the major profit drivers for the bank. The first priority was to reduce problem assets, and we were able to dramatically shrink our level of non-performing loans for the year. Additionally, we purposefully managed large decreases in our concentrations of real estate dependent credits to mitigate the risk inherent in that loan type in the current market environment.

We were also committed to turning the losses around and shoring up the balance sheet. While we lost money in the first quarter, it was the result of our decision to restructure a portion of the loan pool in our FDIC shared-loss arrangement to eliminate volatility in the income statement. The remaining three quarters of 2011 were profitable, and we had net income of $1.5 million for the year. We also managed to consistently increase our capital ratios in 2011, with the Bank's tier 1 leverage ratio at 8.1% at year end. Total risked based capital and tier 1 risk based capital ended the year at 16.8% and 15.6%, respectively. This is no small feat given the current regulatory and economic environment in which we work, and it is a significant change from 2010 when nonperforming loans peaked at $45 million and we suffered a net loss of over $22 million for the year.

While we are excited about the progress in 2011, we still have more to do. We continue to work closely with our regulators to conform to all requirements of our written agreement. Our asset quality trends continue to be positive, and we will not cease in our efforts to reduce non-performing loans. We also look to grow new viable credit relationships and managed to increase our total loan balances in 2011. Our balance sheet remains strong with high liquidity and strong capital ratios. We are leveraging these strengths and have all our employees focused on our goals for 2012. While we cannot make assurances to this, we are focused on getting out of the written agreement and back on track with our TARP payments before the end of 2012. In March 2012, we announced that we had received permission to pay our most recent quarterly TARP dividend, and we paid all accrued interest on the previously deferred dividends as well as all outstanding interest payments on our trust preferred obligation.

For 2012, we want to appreciably increase our net income figure year over year. We will accomplish that by continuing our focus to resolve problem assets. A continued reduction in non-performing loans creates earnings power in the balance sheet and allows our loan officers more time to bring new profitable relationships into the bank. On the liability side of the balance sheet, we are continuing our strict pricing discipline instituted last year. Cost of deposits dropped consistently throughout 2011, and that trend will continue into most of 2012. We are also working with our retail team to change our deposit mix through sales of commercial and small business demand accounts and our consumer Rewards Checking product.

Lastly, we continue to keep a tight hand on noninterest expenses. We were able to reduce noninterest expense by almost 21% in 2011. While we will not see that decrease in 2012, we will see a shift in resource allocation as mentioned before, which will bring greater efficiencies to the company. We anticipate legal expenses associated with problem credits to decrease in 2012, which will also help lower noninterest expenses.

Given the continued issues of the economies in our markets, these are aggressive goals for 2012, but ones we feel we can attain. With these achievements, the company will be well positioned to become a strong performer and a market leader for 2013. All of this leads to value enhancement for our stockholders who have supported our efforts these past years. We thank you and look forward to an exciting 2012.

For 2012, we want to appreciably increase our net income figure year over year. We will accomplish that by continuing our focus to resolve problem assets.

John C. Watkins
Chairman of the Board

Rex L. Smith, III
President and
Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2011

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission file number 001-32590

COMMUNITY BANKERS TRUST CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**20-2652949** (I.R.S. Employer Identification No.)
4235 Innslake Drive, Suite 200 **Glen Allen, Virginia** (Address of principal executive offices)	**23060** (Zip Code)

Registrant's telephone number, including area code (804) 934-9999

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 par value	**NYSE Amex**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter. $28,474,033

On March 1, 2012, there were 21,627,549 shares of the registrant's common stock, par value $0.01, outstanding, which is the only class of the registrant's common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement to be used in conjunction with the registrant's 2012 Annual Meeting of Stockholders are incorporated into Part III of this Form 10-K.

TABLE OF CONTENTS

PART I

ITEM 1. *BUSINESS*

General

Community Bankers Trust Corporation (the "Company") is a bank holding company that was incorporated under Delaware law on April 6, 2005. The Company is headquartered in Glen Allen, Virginia and is the holding company for Essex Bank (the "Bank"), a Virginia state bank with 24 full-service offices in Virginia, Maryland and Georgia.

The Bank was established in 1926 and is headquartered in Tappahannock, Virginia. The Bank engages in a general commercial banking business and provides a wide range of financial services, including individual and commercial demand and time deposit accounts, commercial and consumer loans, mortgage loans, investment services, on-line and mobile banking products and safety deposit box facilities. Thirteen offices are located in Virginia, primarily from the Chesapeake Bay to just west of Richmond, seven are located in Maryland along the Baltimore-Washington corridor and four are located in the Atlanta, Georgia metropolitan market.

Essex Services, Inc. is a wholly-owned subsidiary of the Bank and was formed to sell title insurance to the Bank's mortgage loan customers. Essex Services, Inc. also offers insurance products through an ownership interest in Bankers Insurance, LLC and investment products through an affiliation with Infinex Investments, Inc.

The Company's corporate headquarters are located at 4235 Innslake Drive, Suite 200, Glen Allen, Virginia 23060. The telephone number of the corporate headquarters is (804) 934-9999.

Strategy

The Company's strategy is to be recognized as the premier provider of financial services in the markets that it serves, building trust and confidence in the relationships with its customers through superior service, competency, accuracy, courtesy and safety and soundness at all times.

During 2011, the Company formally adopted a no-growth model, as it focused on consolidating and strengthening the operating procedures and overall management of the existing bank franchise and working through the requirements of a formal written agreement into which the Company and the Bank entered with its federal and state regulators in April 2011. The Company had grown substantially through mergers and acquisitions in 2008 and 2009, and the growth strained the Company's organizational structure and the effectiveness of risk management programs appropriate for an organization of its size, complexity and risk profile. In 2011, the Company focused primarily on improvements in its credit risk practices and the resolution of issues with its non-performing assets, and the Company believes that it has taken all steps to properly address these issues.

The Company has adopted and implemented a formal strategic plan that centers on a return to consistent core profitability, while continuing with its objectives of strong credit risk practices and resolution of non-performing assets. An aggressive decrease in non-performing loans has the ability to raise profitability significantly for the near term. Additionally, the Company has identified three core new production competencies to improve on that will also increase income in the near term – consumer and small business banking, commercial and industrial lending and real estate lending. The Company is placing less focus on real estate development and financing to consistently reduce the existing concentrations in that area of the Bank's loan portfolio given the risk exposure and current economic conditions. The last large profit driver of the Company is the continued management of the shared-loss agreements with the Federal Deposit Insurance Corporation (the "FDIC") to match the income and cost component with the Company's current operating strategy.

As it works through priorities and key initiatives in its strategic plan, the Company maintains the following specific priorities:

- Gaining operating efficiencies through centralization and affordable technology
- Ensuring gains in competitive market share through specific focus in the markets that the Company serves
- Creating a front-line sales oriented culture focused on total relationship banking including low-cost deposits
- Aggressively managing the loan portfolios and loans covered by the shared-loss agreements with the FDIC
- Enhancing fee-income business lines
- Exiting unprofitable markets and lines of business
- Continuing the implementation of risk management initiatives

The Company believes that the continued successful execution on its strategies will enhance the major profit drivers of the Bank by increasing interest income and improving its efficiency and result in overall loan growth for better utilization of assets. All of these factors will lead to an increase in profitability for stockholders.

Efforts to Resolve Regulatory Matters

On April 21, 2011, the Company and the Bank entered into a written agreement with the Federal Reserve Bank of Richmond and the Bureau of Financial Institutions of the Virginia State Corporation Commission. The written agreement arose from concerns identified during regulatory examinations and was based on the supervisory findings from an examination that the Reserve Bank conducted in the third quarter of 2010. Under the terms of the written agreement, the Bank agreed to develop and submit, within the time periods specified in it, its written plans with respect to the strengthening of board oversight of management and operations of the Bank and the strengthening of the Bank's management and hiring, as necessary, additional or replacement personnel to address the findings of a management review. In addition, the Bank agreed to develop and submit for approval, within the time periods specified in it, its written plans or programs with respect to the following:

- the strengthening and maintenance of credit risk management policies;
- the enhancement of the lending and credit administration program;
- the enhancement of the Bank's loan review program;
- the improvement of the Bank's position with respect to loans, relationships, or other assets (including other real estate owned) in excess of $1.0 million that are now or in the future become past due more than 90 days, that are on the Bank's problem loan list, or that are adversely classified in any report of examination of the Bank;
- the enhancement of the Bank's methodology for its allowance for loan and lease losses; and
- the maintenance of an adequate allowance for loan and lease losses.

Among other provisions of the written agreement, the Company and Bank agreed to submit for approval capital plans to maintain sufficient capital at the Company, on a consolidated basis, and at the Bank, on a stand-alone basis, and to refrain from declaring or paying dividends absent prior regulatory approval. The Bank also agreed to submit to the Reserve Bank and the Bureau both its strategic plan to improve the Bank's earnings and its budget for 2011.

The Company had anticipated entering into the written agreement since the third quarter of 2010 and thus undertook numerous corrective actions in expectation of its requirements, and the written agreement did not reflect those actions. As a result of those actions and additional actions that the Company has taken since April 2011, the Company and the Bank have taken all of the actions, and otherwise complied with all of the requirements, set forth above.

In addition, through February 2011, the Company had deferred seven payments of its regular quarterly cash dividend with respect to its Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the "Series A Preferred Stock"), which the Company issued to the United States Department of Treasury in connection with the Company's participation in the Treasury's TARP Capital Purchase Program in December 2008. The Company had also deferred, through the same period, the payment of all outstanding interest payments under its trust preferred securities since September 30, 2010. The payments of both the dividend on the Series A Preferred Stock and the interest on the trust preferred securities are subject to approval of the Company's regulators, as set forth in the written agreement.

On March 15, 2012, the Company received the required regulatory approval for the February 2012 payment of its regular quarterly cash dividend with respect to the Series A Preferred Stock and the payment of all outstanding interest payments that the Company has deferred under its trust preferred securities since September 30, 2010. The Company made both payments, and paid all outstanding interest on all Series A Preferred Stock dividend payments that the Company had previously deferred, on March 16, 2012.

The Company believes that such regulatory approval demonstrates the excellent progress that the Company continues to make with respect to its regulatory matters, as well as the close relationship that the Company has with its regulators to actively address every supervisory issue regarding its safety and soundness. While the Company cannot provide any assurances as to the timing of more substantive relief under the written agreement or the repayment of its TARP obligations, the Company believes that its continuing efforts towards reducing non-performing loans and increasing profitability, all as part of its strategic plan, will result in such relief.

Operations

The Bank's operating strategy is delineated by business lines and by the functional support areas that help accomplish the stated goals and financial budget of the organization. A major component of future income is growth in three core business lines – retail and small business banking, commercial and industrial banking and real estate lending. These core businesses, combined with the Bank's geographic locations, dictate the market position that the Bank needs to take to be successful. The Bank believes that new loan growth will occur in all three lines, and the retail segment provides the primary funding through core deposit relationships.

Retail and Small Business Banking

The Bank markets to consumers in geographic areas around its branch network not only through existing bricks and mortar, but also with alternative delivery mechanisms and new product development such as online banking, remote deposit capture, mobile banking and telephonic banking. In addition, the Bank attracts new customers by making its service through these distributions points convenient. All of the Bank's existing markets are prime targets for expanding the consumer side of its business with full loan and deposit relationships, and the Bank has restructured its retail group to accommodate growth.

Commercial and Industrial Banking

In the commercial and industrial banking group, the Bank focuses on small to mid-sized business customers (sales of $5 million to $15 million each year) who are not targeted by larger banks and for whom smaller community banks have no expertise. The Bank has experienced teams in Virginia, Georgia and Maryland, and the Bank has a strong loan pipeline going into 2012. The typical relationship consists of working capital lines and equipment loans with the primary deposit accounts of the customer. Most of these relationships will be new to the Bank and create strong and positive growth potential.

Commercial Real Estate Lending

The Bank has historically held a significant concentration in real estate loans. The current strategy is to reduce the number of real estate acquisition, development and construction loans and replace them with income producing property loans. The Bank originates both owner occupied and non owner occupied borrowings where the cash flows provide significant debt coverage for the relationship.

Competition

Within its market areas in Virginia, Georgia and Maryland, the Bank operates in a highly competitive environment, competing for deposits and loans with commercial corporations, savings banks and other financial institutions, including non-bank competitors, many of which possess substantially greater financial resources than those available to the Bank. Many of these institutions have significantly higher lending limits than the Bank. In addition, there can be no assurance that other financial institutions, with substantially greater resources than the Bank, will not establish operations in its service area. The financial services industry remains highly competitive and is constantly evolving.

The activities in which we engage are highly competitive. Financial institutions such as savings and loan associations, credit unions, consumer finance companies, insurance companies, brokerage companies and other financial institutions with varying degrees of regulatory restrictions compete vigorously for a share of the financial services market. Brokerage and insurance companies continue to become more competitive in the financial services arena and pose an ever increasing challenge to banks. Legislative changes also greatly affect the level of competition that we face. Federal legislation allows credit unions to use their expanded membership capabilities, combined with tax-free status, to compete more fiercely for traditional bank business. The tax-free status granted to credit unions provides them a significant competitive advantage. Many of the largest banks operating in Virginia, Maryland and Georgia, including some of the largest banks in the country, have offices in our market areas. Many of these institutions have capital resources, broader geographic markets, and legal lending limits substantially in excess of those available to us. We face competition from institutions that offer products and services that we do not or cannot currently offer. Some institutions with which we compete offer interest rate levels on loan and deposit products that we are unwilling to offer due to interest rate risk and overall profitability concerns. We expect the level of competition to increase.

Factors such as rates offered on loan and deposit products, types of products offered, and the number and location of branch offices, as well as the reputation of institutions in the market, affect competition for loans and deposits. The Bank emphasizes customer service, establishing long-term relationships with its customers, thereby creating customer loyalty, and providing adequate product lines for individuals and small to medium-sized business customers.

The Company would not be materially or adversely impacted by the loss of a single customer. The Company is not dependent upon a single or a few customers.

Company History

Formation and Initial Capitalization

The Company was initially formed as a special purpose acquisition company under the name "Community Bankers Acquisition Corp." As a "Targeted Acquisition Corporation"SM or "TAC,"SM the Company was formed to effect a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business in the banking industry. Prior to its acquisition of two bank holding companies in 2008, the Company's activities were limited to organizational matters, completing its initial public offering and seeking and evaluating possible business combination opportunities. On May 31, 2008, the Company acquired each of TransCommunity Financial Corporation, a Virginia corporation ("TFC"), and BOE Financial Services of Virginia, Inc., a Virginia corporation ("BOE"). The Company changed its corporate name in connection with the acquisitions.

On June 8, 2006, the Company consummated its initial public offering of 7,500,000 units, which commenced trading on NYSE Amex under the symbol "BTC.U". Each unit consisted of one share of common stock and one redeemable common stock purchase warrant. Each warrant entitled the holder to purchase from the Company one share of our common stock at an exercise price of $5.00 per share. The Company's common stock and warrants started trading separately on NYSE Amex as of September 5, 2006, under the symbols "BTC" and "BTC.WS," respectively. The warrants expired on June 4, 2011.

Acquisitions of TFC and BOE

On May 31, 2008, the Company acquired TFC in a merger transaction. In connection with this merger, TransCommunity Bank, N.A., a wholly-owned subsidiary of TFC, became a wholly-owned subsidiary of the Company. Under the terms of the merger agreement, each share of TFC's issued and outstanding common stock was converted into 1.4200 shares of the Company's common stock.

The transaction with TFC was valued at $51.8 million. Total consideration paid to TFC shareholders consisted of 6,544,840 shares of the Company's common stock issued. The transaction resulted in total assets acquired as of May 31, 2008 of $267.6 million, including $243.3 million of loans, and liabilities assumed were $240.2 million, including $234.1 million of deposits. As a result of the merger, the Company recorded $20 million of goodwill and $5.3 million of core deposit intangibles.

TFC was a financial holding company and the parent company of TransCommunity Bank, N.A. TFC had been formed in March 2001, principally in response to perceived opportunities resulting from the takeover in recent years of a number of Virginia-based banks by national and regional banking institutions. Until June 29, 2007, TFC was the holding company for four separately-chartered banking subsidiaries — Bank of Powhatan, Bank of Goochland, Bank of Louisa and Bank of Rockbridge. On June 29, 2007, these four subsidiaries were consolidated into a new TransCommunity Bank. Each former subsidiary then operated as a division of TransCommunity Bank, but retained its name and local identity in the community that it served. Following the Company's acquisition of TFC until 2010, the former branch offices of TFC operated as separate divisions under the Bank's charter, using the names of TFC's former banking subsidiaries.

In addition, on May 31, 2008, the Company acquired BOE in a merger transaction. In connection with this merger, the Bank, then a wholly-owned subsidiary of BOE, became a wholly-owned subsidiary of the Company. Under the terms of the merger agreement, each share of BOE's issued and outstanding common stock was converted into 5.7278 shares of the Company's common stock.

The transaction with BOE was valued at $54.6 million. Total consideration paid to BOE shareholders consisted of 6,957,405 shares of the Company's common stock issued. This transaction resulted in total assets acquired as of May 31, 2008 of $317.0 million, including $234.7 million of loans, and liabilities assumed were $288.6 million, including $257.4 million of deposits. As a result of the merger, the Company recorded $17.2 million of goodwill and $9.7 million of core deposit intangibles.

BOE was incorporated under Virginia law in 2000 to become the holding company for the Bank.

Both transactions were valued at a combined $106.4 million. The transactions resulted in total assets acquired as of May 31, 2008 of $584.5 million, including $478.0 million of loans, and liabilities assumed were $528.9 million, including $491.5 million of deposits. As a result of the mergers, the Company recorded a total of $37.2 million of goodwill and $15.0 million of core deposit intangibles.

Consolidation of Banking Operations

Immediately following the mergers with TFC and BOE, the Company operated TransCommunity Bank and the Bank as separate banking subsidiaries. Effective July 31, 2008, TransCommunity Bank was consolidated into the Bank under the Bank's state charter. As a result, the Company was a one-bank holding company as of the September 30, 2008 reporting date.

Until 2010, TransCommunity Bank's offices operated under the Bank of Goochland, Bank of Powhatan, Bank of Louisa and Bank of Rockbridge division names.

Acquisition of Georgia Operations

On November 21, 2008, the Bank acquired limited assets and assumed all deposit liabilities relating to four former branch offices of The Community Bank ("TCB"), a Georgia state-chartered bank. The transaction was consummated pursuant to a Purchase and Assumption Agreement, dated November 21, 2008, by and among the FDIC, as Receiver for The Community Bank and the Bank.

Pursuant to the terms of the Purchase and Assumption Agreement, the Bank assumed approximately $619 million in deposits, approximately $233.9 million of which were deemed to be core deposits, and paid the FDIC a premium of 1.36% on all deposits, amounting to approximately $3.2 million. All deposits have been fully assumed, and all deposits insured prior to the closing of the transaction maintain their current insurance coverage. Other than loans fully secured by deposit accounts, the Bank did not purchase any loans.

Pursuant to the terms of the Purchase and Assumption Agreement, the Bank had 60 days to evaluate and, at its sole option, purchase any of the remaining TCB loans. The Bank purchased 175 loans totaling $21 million on January 9, 2009. In addition, the Bank purchased the former banking premises of TCB. The transaction was accounted for as an asset purchase.

Issuance of Preferred Stock

On December 19, 2008, the Company issued 17,680 shares of Series A Preferred Stock and a related common stock warrant to the United States Department of the Treasury for a total price of $17,680,000. The issuance and receipt of proceeds from the Department of the Treasury were made under its voluntary Capital Purchase Program. The Series A Preferred Stock qualifies as Tier 1 capital.

The Series A Preferred Stock has a liquidation amount per share equal to $1,000. The Series A Preferred Stock pays cumulative dividends at a rate of 5% per year for the first five years and thereafter at a rate of 9% per year. The common stock warrant permits the Department of the Treasury to purchase 780,000 shares of common stock at an exercise price of $3.40 per share.

Acquisition of Maryland Operations

On January 30, 2009, the Bank acquired substantially all assets and assumed all deposit and certain other liabilities relating to seven former branch offices of Suburban Federal Savings Bank, Crofton, Maryland ("SFSB"). The transaction was consummated pursuant to a Purchase and Assumption Agreement, dated January 30, 2009, by and among the FDIC, as Receiver for SFSB and the Bank.

Pursuant to the terms of the Purchase and Assumption Agreement, the Bank assumed approximately $303 million in deposits, all of which were deemed to be core deposits. The Bank purchased approximately $362 million in loans (based on contract value) and other assets. The Bank has entered into a shared-loss arrangement with the FDIC with respect to loans and real estate assets acquired. These are referred to as covered assets. All deposits have been fully assumed, and all deposits maintain their current insurance coverage. The Bank bid a negative $45 million for the net assets acquired.

Employees

As of December 31, 2011, the Company had approximately 266 full-time equivalent employees, including executive officers, loan and other banking officers, branch personnel, operations personnel and other support personnel. None of the Company's employees is represented by a union or covered under a collective bargaining agreement. Management of the Company considers its employee relations to be excellent.

Available Information

The Company files with or furnishes to the Securities and Exchange Commission annual, quarterly and current reports, proxy statements, and various other documents under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The public may read and copy any materials that the Company files with or furnishes to the SEC at the SEC's Public Reference Room, which is located at 100 F Street, NE, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. Also, the SEC maintains an internet website at *www.sec.gov* that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file or furnish documents electronically with the SEC.

The Company also makes available free of charge on or through our internet website (*www.cbtrustcorp.com*) its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and, if applicable, amendments to those reports as filed or furnished pursuant to Section 13(a) of the Exchange Act as soon as reasonably practicable after the Company electronically files such materials with, or furnishes them to, the SEC.

Supervision and Regulation

General

As a bank holding company, we are subject to regulation under the Bank Holding Company Act of 1956, as amended (the "BHCA"), and the examination and reporting requirements of the Board of Governors of the Federal Reserve System (the "Federal Reserve"). Other federal and state laws govern the activities of our bank subsidiary, including the activities in which it may engage, the investments that it makes, the aggregate amount of loans that it may grant to one borrower, and the dividends it may declare and pay to us. Our bank subsidiary is also subject to various consumer and compliance laws. As a state-chartered bank, the Bank is primarily subject to regulation, supervision and examination by the Bureau of Financial Institutions of the Virginia State Corporation Commission (the "SCC"). Our bank subsidiary also is subject to regulation, supervision and examination by the FDIC.

The following description discusses certain provisions of federal and state laws and certain regulations and the potential impact of such provisions on the Company and the Bank. These federal and state laws and regulations have been enacted generally for the protection of depositors in banks and not for the protection of stockholders of bank holding companies or banks.

The Dodd-Frank Act

In July 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"). The Dodd-Frank Act will have a significant impact on financial institutions, with increased regulatory and compliance requirements. A summary of certain provisions of the Dodd-Frank Act is set forth below:

Increased Capital Standards. The federal banking agencies are required to establish minimum leverage and risk-based capital requirements for banks and bank holding companies. These new standards will be no lower than current regulatory capital and leverage standards and may, in fact, be higher when established by the agencies.

Deposit Insurance. The Dodd-Frank Act makes permanent the $250,000 deposit insurance limit for insured deposits. Amendments to the Federal Deposit Insurance Act also revise the assessment base against which an insured depository institution's deposit insurance premiums paid to the Deposit Insurance Fund, (the "DIF"), will be calculated. Under the amendments, the assessment base will no longer be the institution's deposit base, but rather its average consolidated total assets less its average tangible equity during the assessment period. Additionally, the Dodd-Frank Act makes changes to the minimum designated reserve ratio of the DIF, increasing the minimum from 1.15% to 1.35% of the estimated amount of total insured deposits and eliminating the requirement that the FDIC pay dividends to depository institutions when the reserve ratio exceeds certain thresholds. In December 2010, the FDIC increased the reserve ratio to 2.0%. The Dodd- Frank Act also provides that, effective one year after the date of enactment, depository institutions may pay interest on demand deposits. See "- Deposit Insurance" below.

Enhanced Lending Limits. The Dodd-Frank Act strengthens the existing limits on a depository institution's credit exposure to one borrower. Current banking law limits a depository institution's ability to extend credit to one person (or group of related persons) in an amount exceeding certain thresholds.

The Bureau Consumer Financial Protection (the"BCFP"). The Dodd-Frank Act creates the BCFP within the Federal Reserve. The BCFP will establish rules and regulations under certain federal consumer protection laws with respect to the conduct of providers of certain consumer financial products and services. See "- Consumer Financial Protection" below.

Compensation Practices. The Dodd-Frank Act provides that the appropriate federal regulators must establish standards prohibiting as an unsafe and unsound practice any compensation plan of a bank holding company or bank that provides an insider or other employee with "excessive compensation" or could lead to a material financial loss to such firm. In June 2010, prior to the Dodd-Frank Act, the bank regulatory agencies promulgated the Interagency Guidance on Sound Incentive Compensation Policies, which requires that financial institutions establish metrics for measuring the impact of activities to achieve incentive compensation with the related risk to the financial institution of such behavior. See "- Incentive Compensation".

The requirements of the Dodd-Frank Act will significantly affect banks and other financial institutions. However, because much of these requirements will be phased in over time and will not become effective until federal agency rulemaking initiatives are completed, the Company cannot fully assess the impact of Dodd-Frank Act on the Company. The Company does believe, however, that short- and long-term compliance costs for the Company and the Bank will be greater because of the Dodd-Frank Act.

Bank Holding Companies

The Company is registered as a bank holding company under the BHCA and, as a result, is subject to regulation by the Federal Reserve. The Federal Reserve has jurisdiction under the BHCA to approve any bank or nonbank acquisition, merger or consolidation proposed by a bank holding company. The BHCA generally limits the activities of a bank holding company and its subsidiaries to that of banking, managing or controlling banks, or any other activity that is so closely related to banking or to managing or controlling banks as to be a proper incident to it. Under the BHCA, the Company is subject to periodic examination by the Federal Reserve and is required to file periodic reports regarding its operations and any additional information that the Federal Reserve may require.

Federal law permits bank holding companies from any state to acquire banks and bank holding companies located in any other state. The law allows interstate bank mergers, subject to "opt-in or opt-out" action by individual states. Virginia adopted early "opt-in" legislation that allows interstate bank mergers. These laws also permit interstate branch acquisitions and de novo branching in Virginia by out-of-state banks if reciprocal treatment is accorded Virginia banks in the state of the acquirer.

There are a number of obligations and restrictions imposed on bank holding companies and their depository institution subsidiaries by federal law and regulatory policy that are designed to reduce potential loss exposure to the depositor of such depository institutions and to the FDIC insurance fund in the event the depository institution becomes in danger of default or in default. For example, under a policy of the Federal Reserve with respect to bank holding company operations, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so otherwise.

The Federal Deposit Insurance Act ("FDIA") also provides that amounts received from the liquidation or other resolution of any insured depository institution by any receiver must be distributed (after payment of secured claims) to pay the deposit liabilities of the institution prior to payment of any other general or unsecured senior liability, subordinated liability, general creditor or stockholders in the event that a receiver is appointed to distribute the assets of the Bank.

The Company was required to register in Virginia with the State Corporation Commission (the "SCC") under the financial institution holding company laws of Virginia. Accordingly, the Company is subject to regulation and supervision by the SCC.

Capital Requirements and Dividends

The Federal Reserve has issued risk-based and leverage capital guidelines applicable to banking organizations that it supervises. Under the risk-based capital requirements, the Company and the Bank are each generally required to maintain a minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) of 8%. At least half of the total capital must be composed of "Tier 1 Capital," which is defined as common equity, retained earnings and qualifying perpetual preferred stock, less certain intangibles. The remainder may consist of "Tier 2 Capital," which is defined as specific subordinated debt, some hybrid capital instruments and other qualifying preferred stock and a limited amount of the loan loss allowance. In addition, each of the federal banking regulatory agencies has established minimum leverage capital requirements for banking organizations. Under these requirements, banking organizations must maintain a minimum ratio of Tier 1 capital to adjusted average quarterly assets equal to 3% to 5%, subject to federal bank regulatory evaluation of an organization's overall safety and soundness. In summary, the capital measures used by the federal banking regulators are:

- Total risk-based capital ratio, which is the total of Tier 1 Capital and Tier 2 Capital as a percentage of total risk-weighted assets;
- Tier 1 risk-based capital ratio, which is Tier 1 Capital as a percentage of total risk-weighted assets; and
- Leverage ratio, which is Tier 1 Capital as a percentage of adjusted average total assets.

Under these regulations, a bank will be:

- "Well capitalized" if it has a total risk-based capital ratio of 10% or greater, a tier 1 risk-based capital ratio of 6% or greater, a leverage ratio of 5% or greater, and is not subject to any written agreement, order, capital directive, or prompt corrective action directive by a federal bank regulatory agency to meet and maintain a specific capital level for any capital measure;
- "Adequately capitalized" if it has a total risk-based capital ratio of 8% or greater, a tier 1 risk-based capital ratio of 4% or greater, and a leverage ratio of 4% or greater — or 3% in certain circumstances — and is not well capitalized;
- "Undercapitalized" if it has a total risk-based capital ratio of less than 8% or greater, a tier 1 risk-based capital ratio of less than 4%, and a leverage ratio of less than 4% — or 3% in certain circumstances;
- "Significantly undercapitalized" if it has a total risk-based capital ratio of less than 6%, a tier 1 risk-based capital ratio of less than 3%, or a leverage ratio of less than 3%; or
- "Critically undercapitalized" if its tangible equity is equal to or less than 2% of average quarterly tangible assets.

The risk-based capital standards of the Federal Reserve explicitly identify concentrations of credit risk and the risk arising from non-traditional activities, as well as an institution's ability to manage these risks, as important factors to be taken into account by the agency in assessing an institution's overall capital adequacy. The capital guidelines also provide that an institution's exposure to a decline in the economic value of its capital due to changes in interest rates be considered by the agency as a factor in evaluating a banking organization's capital adequacy.

The FDIC may take various corrective actions against any undercapitalized bank and any bank that fails to submit an acceptable capital restoration plan or fails to implement a plan accepted by the FDIC. These powers include, but are not limited to, requiring the institution to be recapitalized, prohibiting asset growth, restricting interest rates paid, requiring prior approval of capital distributions by any bank holding company that controls the institution, requiring divestiture by the institution of its subsidiaries or by the holding company of the institution itself, requiring new election of directors, and requiring the dismissal of directors and officers. The Bank presently maintains sufficient capital to remain in compliance with these capital requirements.

The Company is a legal entity separate and distinct from the Bank. Virtually all of the Company's revenues are from dividends paid to the Company by the Bank. The Bank is subject to laws and regulations that limit the amount of dividends it can pay. In addition, both the Company and the Bank are subject to various regulatory restrictions relating to the payment of dividends, including requirements to maintain capital at or above regulatory minimums. Banking regulators have indicated that banking organizations should generally pay dividends only if the organization's net income available to common shareholders over the past year has been sufficient to fully fund the dividends and the prospective rate of earnings retention appears consistent with the organization's capital needs, asset quality and overall financial condition. During the year ended December 31, 2010, the Bank paid $1.5 million in dividends to the Company. The Company paid $1.3 million in dividends to its preferred and common shareholders in 2010. Neither the Company nor the Bank paid any dividends in 2011.

The FDIC has the general authority to limit the dividends paid by insured banks if the payment is deemed an unsafe and unsound practice. The FDIC has indicated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsound and unsafe banking practice.

Deposit Insurance

In October 2010, pursuant to the Dodd-Frank Act, the FDIC established 2.0% as the designated reserve ratio ("DRR"), the ratio of the DIF to insured deposits. The FDIC has adopted a plan under which it will meet the statutory minimum DRR of 1.35% by September 30, 2020, the deadline imposed by the Dodd-Frank Act. The Dodd-Frank Act requires the FDIC to offset the effect on institutions with assets less than $10 billion of the increase in the statutory minimum DRR to 1.35% from the former statutory minimum of 1.15%. The final rule allows the FDIC to increase or decrease total base assessment rates by no more than 2 basis points from one quarter to the next, and cumulative increases and decreases cannot be 2 basis points higher or lower than the total base assessment rates.

On November 9, 2010 and January 18, 2011, pursuant to the Dodd-Frank Act, the FDIC adopted rules providing for unlimited deposit insurance for traditional noninterest-bearing transaction accounts and Interest on Lawyers Trust Accounts for two years starting December 31, 2010. This coverage applies to all insured deposit institutions and there is no separate FDIC assessment for the insurance. This temporary unlimited coverage is in addition to, and separate from, the coverage of at least $250,000 available to depositors under the FDIC's general deposit insurance rules.

On February 7, 2011, the FDIC adopted a final rule, which redefines the deposit insurance assessment base as required by the Dodd-Frank Act; makes changes to assessment rates; implements the Dodd-Frank Act's DIF dividend provisions; and, revises the risk-based assessment system for all large insured depository institutions, generally, those institutions with at least $10 billion in total assets. It is expected that nearly all of the 7,600-plus institutions with assets less than $10 billion will pay smaller assessments as a result of this final rule. For institutions less than $10 billion the following rules apply:

- Redefines the deposit insurance assessment base as average consolidated total assets minus average tangible equity;
- Makes generally conforming changes to the unsecured debt and brokered deposit adjustments to assessment rates;
- Creates a depository institution debt adjustment;
- Eliminates the secured liability adjustment; and
- Adopts a new assessment rate schedule effective April 1, 2011, and, in lieu of dividends, other rate schedules when the reserve ratio reaches certain levels.

This final rule and its total impact on the Company remain unclear at this time. A school of thought regarding the redefined deposit insurance assessment base calculation and the resulting lowered insurance assessments is that it may or may not offset the expected competition for deposits by larger banks, thereby increasing overall deposit competition and increasing the cost of those funds in the marketplace. The Company cannot provide any assurance as to the effect of any proposed change in its deposit insurance premium rate, should such a change occur, as such changes are dependent upon a variety of factors, some of which are beyond the Company's control. The final rule toke effect for the quarter beginning April 1, 2011, and was reflected in the June 30, 2011 fund balance and the invoices for assessments due September 30, 2011.

Incentive Compensation

In June 2010, the federal banking regulators issued comprehensive final guidance on incentive compensation policies intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of such organizations by encouraging excessive risk-taking. The guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon the key principles that a banking organization's incentive compensation arrangements should (i) provide incentives that do not encourage risk-taking beyond the organization's ability to effectively identify and manage risks, (ii) be compatible with effective internal controls and risk management, and (iii) be supported by strong corporate governance, including active and effective oversight by the organization's Board of Directors.

The Federal Reserve will review, as part of the regular, risk-focused examination process, the incentive compensation arrangements of banking organizations, such as the Company, that are not "large, complex banking organizations." These reviews will be tailored to each organization based on the scope and complexity of the organization's activities and the prevalence of incentive compensation arrangements. The findings of the supervisory initiatives will be included in reports of examination. Deficiencies will be incorporated into the organization's supervisory ratings, which can affect the organization's ability to make acquisitions and take other actions. Enforcement actions may be taken against a banking organization if its incentive compensation arrangements, or related risk-management control or governance processes, pose a risk to the organization's safety and soundness and the organization is not taking prompt and effective measures to correct the deficiencies. At December 31, 2011, the Company had not been made aware of any instances of non-compliance with the new guidance.

The Gramm-Leach-Bliley Act of 1999

The Gramm-Leach-Bliley Act of 1999 draws lines between the types of activities that are permitted for banking organizations that are financial in nature and those that are not permitted because they are commercial in nature. The Act imposes Community Reinvestment Act requirements on financial service organizations that seek to qualify for the expanded powers to engage in broader financial activities and affiliations with financial companies that the Act permits.

The Act created a new form of financial organization called a financial holding company that may own and control banks, insurance companies and securities firms. A financial holding company is authorized to engage in any activity that is financial in nature or incidental to an activity that is financial in nature or is a complementary activity. These activities include insurance, securities transactions and traditional banking related activities. The Act establishes a consultative and cooperative procedure between the Federal Reserve and the Secretary of the Treasury for the designation of new activities that are financial in nature within the scope of the activities permitted by the Act for a financial holding company. A financial holding company must satisfy special criteria to qualify for the expanded financial powers authorized by the Act. Among those criteria are requirements that all of the depository institutions owned by the financial holding company be rated as well-capitalized and well-managed and that all of its insured depository institutions have received a satisfactory ratio for Community Reinvestment Act compliance during their last examination. A bank holding company that does not qualify as a financial holding company under the Act is generally limited in the types of activities in which it may engage to those that the Federal Reserve has recognized as permissible for bank holding companies prior to the date of enactment of the Act. The Act also authorizes a state bank to have a financial subsidiary that engages as a principal in the same activities that are permitted for a financial subsidiary of a national bank if the state bank meets eligibility criteria and special conditions for maintaining the financial subsidiary.

The Act repealed the prohibition in the Glass-Steagall Act on bank affiliations with companies that are engaged primarily in securities underwriting activities. The Act authorizes a financial holding company to engage in a wide range of securities activities, including underwriting, broker/dealer activities and investment company and investment advisory activities. The Company currently is not a financial holding company under the Act.

Under the Act, federal banking regulators were required to adopt rules limiting the ability of banks and other financial institutions to disclose non-public information about consumers to nonaffiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a nonaffiliated third party. Pursuant to these rules, financial institutions must provide: initial notices to customers about their privacy policies, including a description of the conditions under which they may disclose nonpublic personal information to nonaffiliated third parties and affiliates; annual notices of their privacy policies to current customers; and a reasonable method for customers to "opt out" of disclosures to nonaffiliated third parties. These privacy provisions will affect how consumer information is transmitted through diversified financial companies and conveyed to outside vendors.

USA Patriot Act of 2001

In October 2001, the USA Patriot Act was enacted to facilitate information sharing among entities within the government and financial institutions to combat terrorist activities and to expose money laundering. The USA Patriot Act is considered a significant piece of banking law with regard to disclosure of information related to certain customer transactions. Financial institutions are permitted to share information with one another, after notifying the United States Department of the Treasury, in order to better identify and report to the federal government activities that may involve terrorist activities or money laundering. Under the USA Patriot Act, financial institutions are obligated to establish anti-money laundering programs, including the development of a customer identification program and to review all customers against any list of the government that contains the names of known or suspected terrorists. The USA Patriot Act does not have a material or adverse impact on the Bank's products or services but compliance with this act creates a cost of compliance and a reporting obligation.

Community Reinvestment Act

Under the Community Reinvestment Act ("CRA") and related regulations, depository institutions have an affirmative obligation to assist in meeting the credit needs of their market areas, including low and moderate-income areas, consistent with safe and sound banking practice. CRA requires the adoption of a statement for each of its market areas describing the depository institution's efforts to assist in its community's credit needs. Depository institutions are periodically examined for compliance with CRA and are periodically assigned ratings in this regard. Banking regulators consider a depository institution's CRA rating when reviewing applications to establish new branches, undertake new lines of business, and/or acquire part or all of another depository institution. An unsatisfactory rating can significantly delay or even prohibit regulatory approval of a proposed transaction by a bank holding company or its depository institution subsidiaries.

The Gramm-Leach-Bliley Act and federal bank regulators have made various changes to CRA. Among other changes, CRA agreements with private parties must be disclosed and annual reports must be made to a bank's primary federal regulator. A financial holding company or any of its subsidiaries will not be permitted to engage in new activities authorized under the Gramm-Leach-Bliley Act if any bank subsidiary received less than a "satisfactory" rating in its latest CRA examination. The Company believes that it is currently in compliance with CRA.

Fair Lending; Consumer Laws

In addition to CRA, other federal and state laws regulate various lending and consumer aspects of the banking business. Governmental agencies, including the Department of Housing and Urban Development, the Federal Trade Commission and the Department of Justice, have become concerned that prospective borrowers experience discrimination in their efforts to obtain loans from depository and other lending institutions. These agencies have brought litigation against depository institutions alleging discrimination against borrowers. Many of these suits have been settled, in some cases for material sums, short of a full trial.

These governmental agencies have clarified what they consider to be lending discrimination and have specified various factors that they will use to determine the existence of lending discrimination under the Equal Credit Opportunity Act and the Fair Housing Act, including evidence that a lender discriminated on a prohibited basis, evidence that a lender treated applicants differently based on prohibited factors in the absence of evidence that the treatment was the result of prejudice or a conscious intention to discriminate, and evidence that a lender applied an otherwise neutral non-discriminatory policy uniformly to all applicants, but the practice had a discriminatory effect, unless the practice could be justified as a business necessity.

Banks and other depository institutions also are subject to numerous consumer-oriented laws and regulations. These laws, which include the Truth in Lending Act, the Truth in Savings Act, the Real Estate Settlement Procedures Act, the Electronic Funds Transfer Act, the Equal Credit Opportunity Act, and the Fair Housing Act, require compliance by depository institutions with various disclosure requirements and requirements regulating the availability of funds after deposit or the making of some loans to customers.

Consumer Financial Protection

The Dodd-Frank Act established a new federal regulatory body named the Bureau of Consumer Financial Protection ("BCFP"), an independent entity within the Federal Reserve system that will assume responsibility for most consumer protection laws. This body issues rules for federal protection laws for banks and non-banks engaged in financial services. The head of this organization is an independent director appointed by the President of the United States and confirmed by the Senate with a dedicated budget paid by the Federal Reserve system. The BCFP will have the authority to supervise, examine, and take enforcement action with respect to institutions greater than $10 billion in assets, nonbank mortgage entities, and other nonbank providers of consumer financial services. Financial institutions with less than $10 billion in assets, like the Company, still have prudential regulatory agencies (i.e. Federal Reserve and SCC) as their lead supervisory bodies, however, the BCFP has the authority to include its examiners in examinations conducted by prudential regulatory agencies. The BCFP will create a national consumer complaint hotline so consumers will have, for the first time, a single toll-free number to report problems with financial products and services. It is in the Company's best interest to have consumer protections that meet the needs of customers while ensuring that any new regulatory proposals and rules are subjected to cost-benefit analysis and to ensure that other financial services not under the purview of the BCFP (i.e., securities and insurance) are afforded the same protection standards so as not to shift consumers to financial services not subject to the BCFP's supervision and rules. The impact to the Company as a result of the creation of the BCFP is unknown at this time.

Governmental Policies

The Federal Reserve regulates money, credit and interest rates in order to influence general economic conditions. These policies influence overall growth and distribution of bank loans, investments and deposits. These policies also affect interest rates charged on loans or paid for time and savings deposits. Federal Reserve monetary policies have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future.

Future Regulatory Uncertainty

Because federal and state regulation of financial institutions changes regularly and is the subject of constant legislative debate, the Company cannot forecast how federal and state regulation of financial institutions may change in the future and impact its operations. The Company fully expects that the financial institution industry will remain heavily regulated in the near future and that additional laws or regulations may be adopted further regulating specific banking practices.

ITEM 1A. *RISK FACTORS*

Our operations are subject to many risks that could adversely affect our future financial condition and performance and, therefore, the market value of our common stock. The risk factors applicable to us are the following:

Our future success is dependent on our ability to compete effectively in the highly competitive banking and financial services industry.

We face vigorous competition from other commercial banks, savings banks, credit unions, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other types of financial institutions for deposits, loans and other financial services in our market area. A number of these banks and other financial institutions are significantly larger than we are and have substantially greater access to capital and other resources, as well as larger lending limits and branch systems, and offer a wider array of banking services. Many of our nonbank competitors are not subject to the same extensive regulations that govern us. As a result, these nonbank competitors have advantages over us in providing certain services. This competition may reduce or limit our margins and our market share and may adversely affect our results of operations and financial condition.

Difficult market conditions continue to adversely affect our industry.

Dramatic declines in the housing market in recent years, with falling home prices and increasing foreclosures, unemployment and under-employment, have negatively impacted the credit performance of real-estate related loans and resulted in significant write-downs of asset values by financial institutions. These write-downs spread to other securities and loans and have caused many financial institutions to seek additional capital, to reduce or eliminate dividends, to merge with larger and stronger institutions and, in some cases, to fail. In this environment, many lenders and institutional investors have reduced or ceased providing funding to borrowers, including to other financial institutions. This market turmoil and tightening of credit have led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally. The economic pressure on consumers and lack of confidence in the financial markets has adversely affected our business and results of operations. Market developments may affect consumer confidence levels and may cause adverse changes in payment patterns, causing increases in delinquencies and default rates, which may impact our charge-offs and provision for credit losses. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on us and others in the financial institutions industry.

We may be adversely affected by economic conditions in our market area.

The general economic conditions in the markets in which we operate are a key component to our success. We are headquartered in central Virginia, and our market area includes regions in Virginia, Georgia and Maryland. Because our lending and deposit-gathering activities are concentrated in this market, we will be affected by the general economic conditions in these areas. Changes in the economy may influence the growth rate of our loans and deposits, the quality of the loan portfolio and loan and deposit pricing. A significant decline in general economic conditions caused by inflation, recession, unemployment or other factors, would impact these local economic conditions and the demand for banking products and services generally, and could negatively affect our financial condition and performance.

If our allowance for loan losses becomes inadequate, our results of operations may be adversely affected.

An essential element of our business is to make loans. We maintain an allowance for loan losses that we believe is a reasonable estimate of known and inherent losses in our loan portfolio. Through a periodic review and analysis of the loan portfolio, management determines the adequacy of the allowance for loan losses by considering such factors as general and industry-specific market conditions, credit quality of the loan portfolio, the collateral supporting the loans and financial performance of our loan customers relative to their financial obligations to us. The amount of future losses is impacted by changes in economic, operating and other conditions, including changes in interest rates, which may be beyond our control. Actual losses may exceed our current estimates. Rapidly growing loan portfolios are, by their nature, unseasoned. Estimating loan loss allowances for an unseasoned portfolio is more difficult than with seasoned portfolios, and may be more susceptible to changes in estimates and to losses exceeding estimates. Although we believe the allowance for loan losses is a reasonable estimate of known and inherent losses in our loan portfolio, we cannot fully predict such losses or assert that our loan loss allowance will be adequate in the future. Future loan losses that are greater than current estimates could have a material impact on our future financial performance.

Banking regulators periodically review our allowance for loan losses and may require us to increase our allowance for loan losses or recognize additional loan charge-offs, based on credit judgments different than those of our management. Any increase in the amount of our allowance or loans charged-off as required by these regulatory agencies could have a negative effect on our operating results.

Our concentration in loans secured by real estate may increase our future credit losses, which would negatively affect our financial results.

We offer a variety of secured loans, including commercial lines of credit, commercial term loans, real estate, construction, home equity, consumer and other loans. Credit risk and credit losses can increase if our loans are concentrated to borrowers who, as a group, may be uniquely or disproportionately affected by economic or market conditions. Approximately 85% of our loans are secured by real estate, both residential and commercial, substantially all of which are located in our market area. A major change in the region's real estate market, resulting in a deterioration in real estate values, or in the local or national economy, including changes caused by raising interest rates, could adversely affect our customers' ability to pay these loans, which in turn could adversely impact us. Risk of loan defaults and foreclosures are inherent in the banking industry, and we try to limit our exposure to this risk by carefully underwriting and monitoring our extensions of credit. We cannot fully eliminate credit risk, and as a result credit losses may occur in the future.

Nonperforming assets take significant time to resolve and adversely affect our results of operations and financial condition.

Our nonperforming assets adversely affect our net income in various ways. Until economic and market conditions improve, we expect to continue to incur additional losses relating to an increase in nonperforming loans. We do not record interest income on non-accrual loans, thereby adversely affecting our income and increasing loan administration costs. When we receive collateral through foreclosures and similar proceedings, we are required to mark the related loan to the then fair market value of the collateral less estimated selling costs, which may result in a loss. An increase in the level of nonperforming assets also increases our risk profile and may impact the capital levels our regulators believe is appropriate in light of such risks. We utilize various techniques such as loan sales, workouts and restructurings to manage our problem assets. Decreases in the value of these problem assets, the underlying collateral, or in the borrowers' performance or financial condition, could adversely affect our business, results of operations and financial condition.

In addition, the resolution of nonperforming assets requires significant commitments of time from management and staff, which can be detrimental to performance of their other responsibilities. Such resolution may also require the assistance of third parties, and thus the expense associated with it. There can be no assurance that we will avoid further increases in nonperforming loans in the future.

We may incur losses if we are unable to successfully manage interest rate risk.

Our future profitability will substantially depend upon our ability to maintain or increase the spread between the interest rates earned on investments and loans and interest rates paid on deposits and other interest-bearing liabilities. Changes in interest rates will affect our operating performance and financial condition. The shape of the yield curve can also impact net interest income. Changing rates will impact how fast our mortgage loans and mortgage backed securities will have the principal repaid. Rate changes can also impact the behavior of our depositors, especially depositors in non-maturity deposits such as demand, interest checking, savings and money market accounts. While we attempt to minimize our exposure to interest rate risk, we are unable to eliminate it as it is an inherent part of our business. Our net interest spread will depend on many factors that are partly or entirely outside our control, including competition, federal economic, monetary and fiscal policies, and industry-specific conditions and economic conditions generally.

We have a written agreement with our banking regulators, which has required us to designate a significant amount of resources to comply with the agreement.

We have worked closely with our regulators as we have attempted to address the issues involved in integrating the four predecessor banks and their different cultures and concerns with asset quality and the uncertainty of the real estate markets and general economy in our markets. As part of these discussions, and as a result of the regulators' examinations, we entered into a written agreement with the Federal Reserve Bank of Richmond and Virginia's Bureau of Financial Institutions in April 2011. The contents of this action include provisions that address, among other matters, our development of credit risk management practices appropriate for our size, complexity and risk profile and the enhancement of our overall system for managing credit risk. The written agreement has required us to take certain actions, including the adoption of written plans and programs to address these issues that must be approved by regulators and implemented promptly upon receipt of such approval. The written agreement also addresses formally the ability of management and our Board of Directors to properly oversee the remediation of identified issues.

Our management and Board have devoted considerable time and attention on taking corrective actions to comply with the terms of the anticipated written agreement. While we believe that we have appropriately addressed every provision of the written agreement, management and the Board continue to devote time and attention to ensure that the corrective actions have been and are being successfully and permanently implemented. There is no guarantee that we will ultimately address the regulators' concerns in the written agreement or that we will be able to comply with all of its provisions. If we do not comply with the written agreement, we could be subject to the assessment of civil monetary penalties, further regulatory sanctions and/or regulatory enforcement actions.

We have not paid dividends on shares of our common stock or preferred stock on a regular basis and have previously deferred certain interest payments with respect to our trust preferred securities, and we may not be able to pay future dividends.

In 2010, we suspended the payment of dividends with respect to shares of our common stock, and we began to defer dividend payments with respect to the preferred stock that we issued to the United States Department of Treasury in connection with our participation in the TARP Capital Purchase Program and interest payments with respect to our trust preferred securities. On March 15, 2012, the Company received the required regulatory approval for the February 2012 payment of its regular quarterly cash dividend with respect to the Series A Preferred Stock and the payment of all outstanding interest payments that the Company has deferred under its trust preferred securities since September 30, 2010. The Company made both payments, and paid all outstanding interest on all Series A Preferred Stock dividend payments that the Company had previously deferred, on March 16, 2012. Six regular quarterly cash dividend with respect to the Series A Preferred Stock remain accrued and unpaid.

The written agreement described above requires written regulatory approval before we are able to pay any dividends or any interest on our trust preferred securities. In addition, our ability to pay dividends is limited by general regulatory restrictions and the need to maintain sufficient capital in our organization. The ability of our bank subsidiary to pay dividends to us is limited by the Bank's obligations to maintain sufficient capital, earnings and liquidity and by other general restrictions on dividends under federal and state bank regulatory requirements.

Dividend payments on our preferred stock and interest payments on our trust preferred securities are cumulative and, therefore, unpaid payments will accumulate and compound on each subsequent dividend payment date. If the dividends on the preferred stock have not been paid for an aggregate of six quarterly dividend periods or more, whether or not consecutive, our authorized number of directors will be automatically increased by two and the holders of the preferred stock will have the right to elect those directors at our next annual meeting or at a special meeting called for that purpose. These two directors will be elected annually and will serve until all unpaid dividends for all past dividend periods have been declared and paid in full. Furthermore, we cannot pay dividends on our outstanding shares of preferred stock or our common stock until we have paid in full all deferred interest payments on our trust preferred securities.

Accordingly, there is no assurance that we will be able to pay cash dividends in the future. Even if we are allowed to do so, the future payment of cash dividends on our common stock, if any, will be subject to the prior payment of all unpaid dividends and deferred interest on our preferred stock and trust preferred securities.

We are subject to extensive government regulation and supervision.

We are subject to extensive federal and state regulation and supervision. Banking regulations are primarily intended to protect depositors' funds, federal deposit insurance funds and the banking system as a whole, and not security holders. These regulations affect our lending practices, capital structure, investment practices, dividend policy and growth, among other things. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes.

The Dodd-Frank Act, enacted in July 2010, instituted major changes to the banking and financial institutions regulatory regimes in light of the recent performance of and government intervention in the financial services sector. The Act includes, among other things, changes to the deposit insurance and financial regulatory systems, enhanced bank capital requirements and new requirements designed to protect consumers in financial transactions. Many of these provisions are subject to rule making procedures and studies that will be conducted in the future, and thus the full effects of the legislation on us cannot yet be determined. Other changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect us in substantial and unpredictable ways.

These provisions, or any other aspects of current proposed regulatory or legislative changes to laws applicable to the financial industry, if enacted or adopted, may impact the profitability of our business activities or change certain of our business practices, including our ability to offer new products, obtain financing, attract deposits, make loans, and achieve satisfactory interest spreads, and could expose us to additional costs, including increased compliance costs. These changes also may require us to invest significant management attention and resources to make any necessary changes to our operations in order to comply, and could therefore also materially adversely affect our business, financial condition, and results of operations. Furthermore, failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputation damage, which could have a material adverse effect on our business, financial condition and results of operations.

We may need to raise capital that may not ultimately be available to us.

Regulatory authorities require us to maintain certain levels of capital to support our operations. While we remained "well capitalized" at December 31, 2011, additional losses that we may incur in the future may require us to raise capital. The ability to raise capital, if needed, will depend in part on conditions in the capital markets at that time, which are outside our control, and on our financial performance.

Accordingly, we may not be able to raise capital, if and when needed, on terms acceptable to us, or at all. If we cannot raise capital when needed, our ability to increase our capital ratios could be materially impaired, and we could face regulatory challenges. In addition, if we issue equity capital, it may be at a lower price and in all cases our existing stockholders' interests would be diluted.

The realization of the benefits of the FDIC shared-loss agreements depends on our compliance with the agreements.

Under the shared-loss agreements into which we entered in January 2009, the FDIC will reimburse us for 80% of losses arising from covered loans and foreclosed real estate assets on the first $118 million in losses of such covered loans and foreclosed real estate assets and for 95% of losses on covered loans and foreclosed real estate assets thereafter. The shared-loss agreements include a number of obligations for us, including, for example, the submission of detailed certificates, on a monthly basis for losses on single family one-to-four residential mortgage loans and on a quarterly basis for losses on other covered assets, for the FDIC's review.

Because the shared-loss agreements subject us to a number of contractual requirements, we must implement effective internal processes over covered assets (including consistency in the treatment of covered and non-covered assets) to maintain the guaranty that the FDIC has agreed to provide, which underpins the FDIC indemnification asset, which totaled $42.7 million at December 31, 2011. Any failure to comply with the contractual requirements of the shared-loss agreements may lead to the revocation of the agreements, which would necessitate the write-off of the related indemnification asset and the receivable that we carry on our balance sheet for amounts that we have billed the FDIC.

We may identify material weaknesses and significant deficiencies in our internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of our chief executive officer and chief financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external purposes in accordance with generally accepted accounting principles.

Despite efforts to strengthen our internal and disclosure controls, we may identify internal or disclosure control deficiencies in the future. Any failure to maintain effective controls or timely effect any necessary improvement of our internal and disclosure controls could, among other things, result in losses from fraud or error, harm our reputation or cause investors to lose confidence in our reported financial information, all of which could have a material adverse effect on our results of operation and financial condition.

We can give no assurances that our deferred tax asset will not become impaired in the future because it is based on projections of future earnings, which are subject to uncertainty and estimates that may change based on economic conditions.

We can give no assurances that our deferred tax asset will not become impaired in the future. At December 31, 2011, we recorded net deferred income tax assets of $7.2 million. We assess the realization of deferred income tax assets and record a valuation allowance if it is "more likely than not" that we will not realize all or a portion of the deferred tax asset. We consider all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, we need a valuation allowance. Management's assessment is primarily dependent on historical taxable income and projections of future taxable income, which are directly related to our core earnings capacity and our prospects to generate core earnings in the future. Projections of core earnings and taxable income are inherently subject to uncertainty and estimates that may change given an uncertain economic outlook and current banking industry conditions. Due to the uncertainty of estimates and projections, it is possible that we will be required to record adjustments to the valuation allowance in future reporting periods.

A substantial decline in the value of our securities portfolio may result in an "other-than-temporary" impairment charge.

The total amount of our available-for-sale securities portfolio was $232.8 million at December 31, 2011. The measurement of the fair value of these securities involves significant judgment due to the complexity of the factors contributing to the measurement. Market volatility makes measurement of the fair value of our securities portfolio even more difficult and subjective. More generally, as market conditions continue to be volatile, we cannot provide assurance with respect to the amount of future unrealized losses in the portfolio. To the extent that any portion of the unrealized losses in these portfolios is determined to be other than temporary, and the loss is related to credit factors, we would recognize a charge to our earnings in the quarter during which such determination is made, and our capital ratios could be adversely affected.

The failure of our Board and management to implement and maintain effective risk management programs may adversely affect our operations.

As a banking organization, we are exposed to a variety of risks across our operations. We define risk generally as the danger of not achieving our financial, operating, or strategic goals as planned. As a result, to ensure our long-term corporate success, we must effectively identify and analyze risks and then manage or mitigate them through appropriate control measures. We have developed a plan to establish and maintain effective risk management programs to address oversight, control, and supervision of management, major operations and activities across our functional areas. We believe that this plan enables us to recognize and analyze risks early on and to take the appropriate action.

It is important to note that our organization has grown substantially over the past two years. In May 2008, we merged with each of BOE, the then holding company for the Bank, and TFC, the holding company for TransCommunity Bank, N.A., and, in July 2008, TransCommunity Bank merged into the Bank. In November 2008, the Bank acquired certain assets and assumed all deposit liabilities of TCB and, in January 2009, the Bank acquired certain assets and assumed all deposit liabilities of SFSB. This significant growth has put considerable strain on our organizational structure and the effectiveness of risk management programs that are appropriate for the various functions of an organization of our size and complexity. Furthermore, this growth has strained our control structure, including the structure that supports the effective application of policies and the execution of procedures within the operation of financial reporting controls.

We have put in place internal remediation plans that address concerns that have arisen in maintaining the effectiveness of our risk management programs. While our Board and management are working diligently to ensure that our organization implements and maintains effective risk management programs, any failure to do so may adversely affect our operations. As a result, we may not be able to achieve our financial, operational and strategic goals.

Current levels of market volatility are unprecedented.

The capital and credit markets have been experiencing volatility and disruption for more than 24 months. Recently, the volatility and disruption has reached unprecedented levels. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers' underlying financial strength. If current levels of market disruption and volatility continue or worsen, there can be no assurance that we will not experience an adverse effect, which may be material, on our ability to access capital and on our business, financial condition and results of operations.

The soundness of other financial institutions could adversely affect us.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. We have exposure to many different industries and counterparties, and we routinely execute transactions with counterparties in the financial industry. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. Many of these transactions expose us to credit risk in the event of default of our counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the financial instrument exposure due us. There is no assurance that any such losses would not materially and adversely affect our results of operations.

We may be adversely impacted by changes in the condition of financial markets.

We are directly and indirectly affected by changes in market conditions. Market risk generally represents the risk that values of assets and liabilities or revenues will be adversely affected by changes in market conditions. Market risk is inherent in the financial instruments associated with our operations and activities including loans, deposits, securities, short-term borrowings, long-term debt, trading account assets and liabilities, and derivatives. Just a few of the market conditions that may shift from time to time, thereby exposing us to market risk, include fluctuations in interest and currency exchange rates, equity and futures prices, and price deterioration or changes in value due to changes in market perception or actual credit quality of issuers. Accordingly, depending on the instruments or activities impacted, market risks can have adverse effects on our results of operations and our overall financial condition.

Banking regulators have broad enforcement power, but regulations are meant to protect depositors, and not investors.

We are subject to supervision by several governmental regulatory agencies, including the Federal Reserve Bank of Richmond and Virginia's Bureau of Financial Institutions. Bank regulations, and the interpretation and application of them by regulators, are beyond our control, may change rapidly and unpredictably and can be expected to influence earnings and growth. In addition, these regulations may limit our growth and the return to investors by restricting activities such as the payment of dividends, mergers with, or acquisitions by, other institutions, investments, loans and interest rates, interest rates paid on deposits and the opening of new branch offices. Although these regulations impose costs on us, they are intended to protect depositors, and should not be assumed to protect the interest of shareholders. The regulations to which we are subject may not always be in the best interest of investors.

A loss of our senior officers could impair our relationship with our customers and adversely affect our business.

Many community banks attract customers based on the personal relationships that the banks' officers and customers establish with each other and the confidence that the customers have in the officers. We depend on the performance of our senior officers. These officers have many years of experience in the banking industry and have numerous contacts in our market area. The loss of the services of any of our senior officers, or the failure of any of them to perform management functions in the manner anticipated by our board of directors, could have a material adverse effect on our business. Our success will be dependent upon the board's ability to attract and retain quality personnel, including these individuals.

Our operations may be adversely affected by cyber security risks.

In the ordinary course of business, we collect and store sensitive data, including proprietary business information and personally identifiable information of our customers and employees in systems and on networks. The secure processing, maintenance and use of this information is critical to operations and our business strategy. We have invested in accepted technologies, and we continually review processes and practices that are designed to protect our networks, computers and data from damage or unauthorized access. Despite these security measures, our computer systems and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance, technology failure or other disruptions. A breach of any kind could compromise systems, and the information stored there could be accessed, damaged or disclosed. A breach in security could result in legal claims, regulatory penalties, disruption in operations, and damage to our reputation, which could adversely affect our business.

Increases in FDIC insurance premiums may cause our earnings to decrease.

Since the financial crisis began several years ago, an increasing number of bank failures have imposed significant costs on the FDIC in resolving those failures, and the regulator's deposit insurance fund has been depleted. In order to maintain a strong funding position and restore reserve ratios of the deposit insurance fund, the FDIC has increased, and may increase in the future, assessment rates of insured institutions, including the Bank.

Deposits are insured by the FDIC, subject to limits and conditions or applicable law and the FDIC's regulations. Pursuant to the Dodd-Frank Act, FDIC insurance coverage limits were permanently increased to $250,000 per customer. The Dodd-Frank Act also provides for unlimited FDIC insurance coverage for noninterest-bearing demand deposit accounts for a two-year period beginning on December 31, 2010 and ending on December 31, 2012. The FDIC administers the deposit insurance fund, and all insured depository institutions are required to pay assessments to the FDIC that fund the deposit insurance fund. The Dodd-Frank Act changed the methodology for calculating deposit insurance assessments by changing the assessment base from the amount of an insured depository institution's domestic deposits to its total assets minus tangible equity. On February 7, 2011, the FDIC issued a new regulation implementing revisions to the assessment system mandated by the Financial Reform Act. The new regulation was effective April 1, 2011 and was reflected in the June 30, 2011 FDIC fund balance and the invoices for assessments due September 30, 2011. As a result of the new regulations, we expect to incur higher annual deposit insurance assessments than we historically incurred before the financial crisis began several years ago. While the burden of replenishing the DIF will be placed primarily on institutions with assets of greater than $10 billion, any future increases in required deposit insurance premiums or other bank industry fees could have a significant adverse impact on our financial condition and results of operations.

We are subject to executive compensation restrictions because of our participation in the Treasury's Capital Purchase Program.

As a participant in the Capital Purchase Program, we are subject to the Department of the Treasury's standards for executive compensation and governance for the period during which the Department of the Treasury holds the preferred stock that we issued under this program. These standards generally apply to the chief executive officer, chief financial officer, plus the next three most highly compensated executive officers and can also apply to a number of our other employees.

The standards include requirements to recover certain bonus payments if they were based on materially inaccurate financial statements or performance metric criteria, prohibitions on making certain golden parachute payments, prohibitions on paying or accruing certain bonus payments, except as otherwise permitted by the rules, prohibitions on maintaining any plan for senior executive officers that encourages such officers to take unnecessary and excessive risks that threaten our value, prohibitions on maintaining any employee compensation plan that encourages the manipulation of reported earnings to enhance the compensation of any employee and prohibitions on providing certain tax gross-ups. These restrictions and standards could limit our ability to recruit and retain executive officers.

In addition, while we believe that we have taken and continue to take the steps necessary to comply with the standards described above, we cannot make any assurance that the Department of the Treasury or our other regulators will agree that we have in every instance. As a result, we cannot make any assurances as to any penalties that the regulatory agencies may assess if we are deemed to have violated any of the standards above. Such penalties may include civil and criminal penalties and restitution of certain payments that we have made.

Our businesses and earnings are impacted by governmental, fiscal and monetary policy.

We are affected by domestic monetary policy. For example, the Federal Reserve Board regulates the supply of money and credit in the United States and its policies determine in large part our cost of funds for lending, investing and capital raising activities and the return we earn on those loans and investments, both of which affect our net interest margin. The actions of the Federal Reserve Board also can materially affect the value of financial instruments we hold, such as loans and debt securities, and its policies also can affect our borrowers, potentially increasing the risk that they may fail to repay their loans. Our businesses and earnings also are affected by the fiscal or other policies that are adopted by various regulatory authorities of the United States. Changes in fiscal or monetary policy are beyond our control and hard to predict.

Our profitability and the value of any equity investment in us may suffer because of rapid and unpredictable changes in the highly regulated environment in which we operate.

We are subject to extensive supervision by several governmental regulatory agencies at the federal and state levels. Recently enacted, proposed and future banking and other legislation and regulations have had, and will continue to have, or may have a significant impact on the financial services industry. These regulations, which are generally intended to protect depositors and not our shareholders, and the interpretation and application of them by federal and state regulators, are beyond our control, may change rapidly and unpredictably, and can be expected to influence our earnings and growth. Our success depends on our continued ability to maintain compliance with these regulations. Many of these regulations increase our costs and thus place other financial institutions that may not be subject to similar regulation in stronger, more favorable competitive positions.

The trading volume in our common stock is less than that of other larger financial services companies.

Although our common stock is listed for trading on NYSE Amex, the trading volume in our common stock is less than that of other larger financial services companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Given the lower trading volume of our common stock, significant sales of our common stock, or the expectation of these sales, could cause our stock price to fall.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2. *PROPERTIES*

The Company operates the following offices:

Corporate Headquarters:
Innslake — 4235 Innslake Drive, Glen Allen, VA 23060

Virginia Market:
Burgess — 14598 Northumberland Highway, Burgess, VA 22432
Callao — 654 Northumberland Highway, Callao, VA 22435
Centerville — 100 Broad Street Road, Manakin-Sabot, VA 23103
Courthouse — 1949 Sandy Hook Road, Goochland, VA 23063
Flat Rock — 2320 Anderson Highway, Powhatan, VA 23139
King William — 4935 Richmond-Tappahannock Highway, Manquin, VA 23106
Louisa — 217 East Main Street, Louisa, VA 23093
Mechanicsville — 6315 Mechanicsville Turnpike, Mechanicsville, VA 23111
Prince Street — 323 Prince Street, Tappahannock, VA 22560
Tappahannock — 1325 Tappahannock Boulevard, Tappahannock, VA 22560
Virginia Center — 9951 Brook Road, Glen Allen, VA 23060
West Point — 16th and Main Street, West Point, VA 23181
Winterfield — 3740 Winterfield Road, Midlothian, VA 23113

Georgia Market:
Covington — 10105 Highway 142, Covington, GA 30014
Grayson — 2001 Grayson Highway, Grayson, GA 30017
Loganville — 4581 Atlanta Highway, Loganville, GA 30052
Snellville — 2238 Main Street East, Snellville, GA 30078

Maryland Market:
Arnold — 1460 Ritchie Highway, Arnold, MD 21012
Catonsville — 1000 Ingleside Avenue, Catonsville, MD 21228
Clinton — 9023 Woodyard Road, Clinton, MD 20735
Crofton — 2120 Baldwin Avenue, Crofton, MD 21114
Landover Hills — 7467 Annapolis Road, Landover Hills, MD 20784
Rockville — 1101 Nelson Street, Rockville, MD 20850
Rosedale — 1230 Race Road, Rosedale, MD 21237

The Company owns all of the offices listed above, except that it leases its corporate headquarters, its Winterfield office in the Virginia market and the Arnold, Clinton, Landover Hills and Rockville offices in the Maryland market. The Company also has a loan production office in Fairfax, Virginia, which it leases.

All of the Company's properties are in good operating condition and are adequate for the Company's present and anticipated needs.

ITEM 3. *LEGAL PROCEEDINGS*

There are no material pending legal proceedings to which the Company, including its subsidiaries, is a party or of which its property is the subject.

ITEM 4. *MINE SAFETY DISCLOSURES*

Not applicable.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Market Price for Securities

The Company's common stock trade on NYSE Amex under the symbol "BTC". The Company's warrants and units traded on the NYSE Amex under the symbols "BTC.WS," and "BTC.U," respectively, until May 27, 2011, and the warrants expired on June 4, 2011.

The following table sets forth, for each quarter of 2010 and 2011, the high and low closing sales prices of the Company's common stock, warrants and units as reported on NYSE Amex.

	Common Stock		Warrants		Units	
	High	Low	High	Low	High	Low
2010						
Quarter ended March 31	$ 3.65	2.82	0.58	0.21	3.38	3.16
Quarter ended June 30	3.14	2.10	0.22	0.02	3.16	2.78
Quarter ended September 30	2.39	0.92	0.09	0.00	2.60	1.69
Quarter ended December 31	1.25	0.70	0.06	0.00	1.61	0.80
2011						
Quarter ended March 31	1.62	1.08	0.04	0.01	1.75	1.07
Quarter ended June 30	1.40	1.05	0.03	0.00	2.80	1.04
Quarter ended September 30	1.45	1.04	n/a	n/a	n/a	n/a
Quarter ended December 31	1.25	1.00	n/a	n/a	n/a	n/a

Holders of Record

As of December 31, 2011, there were 2,129 holders of record of the Company's common stock, four holders of record of its warrants and one holder of record of its units, not including beneficial holders of securities held in street name.

Dividends

The Company's dividend policy is subject to the discretion of the board of directors and future dividend payments will depend upon a number of factors, including future earnings, alternative investment opportunities, financial condition, cash requirements, and general business conditions. Under a capital plan that the Company adopted in October 2009, the Company's policy is to pay quarterly cash dividends. However, the Company has determined to limit any cash dividend payment to no more than 50% of its prior year's earnings, excluding any goodwill impairment. The Company retains the discretion to modify this determination if its capital ratios and related models indicate that such modification is prudent and consistent with the maintenance of targeted capital levels and the improvement of return on equity on a quarterly basis. In addition, if the Company's capital levels fall or are forecasted to fall below "well capitalized" levels, the Company will consider the suspension of the dividend payment.

The Company's ability to distribute cash dividends will depend primarily on the ability of its banking subsidiary to pay dividends to it. The Bank is subject to legal limitations on the amount of dividends that it is permitted to pay. Furthermore, neither the Company nor the Bank may declare or pay a cash dividend on any of its capital stock if it is insolvent or if the payment of the dividend would render the entity insolvent or unable to pay its obligations as they become due in the ordinary course of business. For additional information on these limitations, see "Regulation and Supervision — Capital Requirements and Dividends" in Item 1 above.

The Company commenced declaring dividends on its common stock in 2008 following the mergers with BOE and TFC. From the second quarter of 2008 through the first quarter of 2010, the Company paid a quarterly cash dividend of $0.04 per share to the holders of its common stock.

Following the payment of its cash dividend in February 2010, the Company determined to suspend the payment of its quarterly dividend to holders of common stock. While the Company believes that its capital and liquidity levels remain above the averages of its peers, the Company incurred a net loss to common stockholders for the 2009 year and remains concerned over asset quality and the uncertainty of the real estate markets and general economy in the central Virginia region. Due to these factors, the Company has determined that it is currently prudent to retain capital until such time as the Company experiences a return to consistent quarterly profitability.

In addition, on December 19, 2008, the Company received $17.680 million of capital funding from the Department of the Treasury, and the capital is considered senior preferred stock. Under the terms of the preferred stock, the Company is required to pay on a quarterly basis a dividend rate of 5% per year for the first five years, after which the dividend rate automatically increases to 9% per year. The Company made dividend payments for this capital on a quarterly basis from February 2009 through May 2010.

The Company may defer dividend payments, but the dividend is a cumulative dividend that accumulates for payment in the future, and the failure to pay dividends for six dividend periods would trigger board appointment rights for the holder of the preferred stock. As of December 31, 2011, the Company has deferred six payments of its regular quarterly cash dividend with respect to its Fixed Rate Cumulative Perpetual Preferred Stock, Series A, which the Company issued to the United States Department of Treasury in connection with the Company's participation in the Treasury's TARP Capital Purchase Program in December 2008. On February 15, 2012, the Company deferred a seventh payment of its regularly quarterly cash dividend with respect to the Series A Preferred Stock. On March 16, 2012, the Company paid both this quarterly cash dividend and all outstanding interest on both that payment and the six dividend payments that the Company had previously deferred. Accordingly, following the payments on March 16, 2012, the Company had six quarterly dividend payments with respect to the Preferred Stock that remained accrued and unpaid. In addition, while shares of the senior preferred stock are outstanding, the Company could be subject to limitations on dividends on its common stock. Common stock dividends cannot be increased until the third anniversary of the Department of the Treasury's investment without its consent unless, prior to the third anniversary, the senior preferred stock is redeemed in whole or the Department of the Treasury has transferred all of its senior preferred stock to third parties.

Purchases of Equity Securities by the Issuer

The Company does not currently have in place a repurchase program with respect to any of its securities. In addition, the Company did not repurchase any of its securities during the year ended December 31, 2011.

Stock Performance Graph

The stock performance graph set forth below shows the cumulative stockholder return on the Company's common stock during the period from December 31, 2006, to December 31, 2011, as compared with (i) an overall stock market index, the NASDAQ Composite Index, and (ii) a published industry index, the SNL Bank and Thrift Index. The graph assumes that $100 was invested on December 31, 2006 in the Company's common stock and in each of the comparable indices and that dividends were reinvested.



Total Return Performance
Index Value
120
100
80
60
40
20
0
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
Community Bankers Trust Corporation
NASDAQ Composite
SNL Bank and Thrift

Index	Period Ending 12/31/06	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11
Community Bankers Trust Corporation	100.00	103.64	42.85	48.79	15.93	17.45
NASDAQ Composite	100.00	110.66	66.42	96.54	114.06	113.16
SNL Bank and Thrift	100.00	76.26	43.85	43.27	48.30	37.56

ITEM 6. *SELECTED FINANCIAL DATA*

The selected financial data of the Company appear below. The Company's historical information is derived from its consolidated financial statements as of the year ended December 31, 2011, 2010 and 2009, included elsewhere in this report. The information provided below is only a summary and should be read in conjunction with each company's consolidated financial statements and related notes and Management's Discussion and Analysis contained elsewhere in this report. The historical results included below and elsewhere in this report are not indicative of the future performance of the Company and its subsidiaries.

Historical Financial Information of the Company *
(dollars in thousands, except per share amounts)

	Year ended 12/31/2011	Year ended 12/31/2010	Year ended 12/31/2009
Results of Operations			
Interest and dividend income	$ 56,035	$ 58,926	$ 64,520
Interest expense	12,228	18,389	25,134
Net interest income	43,807	40,537	39,386
Provision for loan losses	1,498	27,363	19,089
Net interest income after provision for loan losses	42,309	13,174	20,297
Noninterest income	(4,951)	1,644	26,240
Noninterest expenses	35,854	45,253	75,960
Income (loss) before income taxes	1,504	(30,435)	(29,423)
Income tax expense (benefit)	60	(9,442)	404
Net income (loss)	$ 1,444	$ (20,993)	$ (29,827)
Financial Condition			
Assets	$ 1,092,496	$ 1,115,594	$ 1,226,723
FDIC Indeminification asset	42,641	58,369	76,107
Loans, covered by FDIC shared-loss agreement	97,561	115,537	150,935
Loans, net of unearned income (excluding covered loans)	544,718	525,548	578,629
Deposits	933,491	961,725	1,031,402
Stockholders' equity	111,180	107,127	131,102
Ratios			
Return on average assets	0.13%	(1.75%)	(2.37%)
Return on average equity	1.32%	(17.53%)	(19.31%)
Non-GAAP return on average tangible assets (1)	0.28%	(1.17%)	0.30%
Non-GAAP return on average tangible common equity (1)	3.80%	(16.60%)	3.74%
Efficiency ratio (2)	92.28%	107.28%	115.75%
Equity to assets	10.18%	9.60%	10.69%
Loan to deposits	68.80%	66.66%	70.74%
Average tangible common equity / average tangible assets	7.25%	7.04%	7.89%
Asset Quality			
Allowance for loan losses (non-covered)	$ 14,835	$ 25,543	$ 18,169
Allowance for loan losses / non-covered loans (3)	2.72%	4.86%	3.14%
Allowance for loan losses / nonperforming non-covered loans (3)	48.56%	69.18%	89.69%
Allowance for loan losses / nonaccrual non-covered loans (3)	51.97%	69.92%	90.80%
Non-covered nonperforming assets / non-covered loans and non-covered other real estate (3)	7.35%	8.06%	3.77%

Historical Financial Information of the Company (continued)

(dollars in thousands, except per share amounts)

	Year ended 12/31/2011	Year ended 12/31/2010	Year ended 12/31/2009
<u>**Per Share Data**</u>			
Earnings per share, basic	$ 0.02	$ (1.03)	$ (1.43)
Earnings per share, diluted	0.02	(1.03)	(1.43)
Non-GAAP earnings per share, diluted(1)	0.14	(0.64)	0.17
Cash dividends paid	-	859	3,435
Market value per share	1.15	1.05	3.21
Book value per tangible common share	3.58	3.46	4.24
Price to earnings ratio, diluted	57.50	(1.02)	(2.28)
Price to book value ratio	26.5%	25.3%	60.9%
Dividend payout ratio	n/a	(3.89%)	(11.15%)
Weighted average shares outstanding, basic	21,565,366	21,468,455	21,468,455
Weighted average shares outstanding, diluted	21,565,366	21,468,455	21,468,455
<u>**Capital Ratios**</u>			
Leverage ratio	8.91%	8.12%	8.93%
Tier 1 risk-based capital ratio	15.01%	14.40%	14.82%
Total risk-based capital ratio	16.16%	15.58%	16.03%

* As a "smaller reporting company", the Company has determined to present information only for the last three years. Information for the years prior to 2009 would include separate information with respect to the Company's predecessors that has been previously reported.

(1)Refer to "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations--Non GAAP Measures" for a reconciliation.

(2)The efficiency ratio is calculated by dividing noninterest expense over the sum of net interest income plus noninterest income.

(3)Excludes assets covered by FDIC shared-loss agreements.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

GENERAL

Community Bankers Trust Corporation (the "Company") is a bank holding company that was incorporated under Delaware law on April 6, 2005. The Company is headquartered in Glen Allen, Virginia and is the holding company for Essex Bank (the "Bank"), a Virginia state bank with 24 full-service offices in Virginia, Maryland and Georgia.

The Bank engages in a general commercial banking business and provides a wide range of financial services, including individual and commercial demand and time deposit accounts, commercial and industrial loans, consumer and small business loans, real estate and mortgage loans, investment services, on-line and mobile banking products, and safe deposit box facilities. Thirteen branches are located in Virginia, primarily from the Chesapeake Bay to just west of Richmond, seven are located in Maryland along the Baltimore-Washington corridor and four are located in the Atlanta, Georgia metropolitan market.

The Company generates a significant amount of its income from the net interest income earned by the Bank. Net interest income is the difference between interest income and interest expense. Interest income depends on the amount of interest-earning assets outstanding during the period and the interest rates earned thereon. The Company's cost of funds is a function of the average amount of interest-bearing deposits and borrowed money outstanding during the period and the interest rates paid thereon. The quality of the assets further influences the amount of interest income lost on non-accrual loans and the amount of additions to the allowance for loan losses. Additionally, the Bank earns non-interest income from service charges on deposit accounts and other fee or commission-based services and products. Other sources of non-interest income can include gains or losses on securities transactions, gains from loan sales, transactions involving bank-owned property, and income from Bank Owned Life Insurance ("BOLI") policies. The Company's income is offset by non-interest expense, which consists of goodwill impairment and other charges, salaries and benefits, occupancy and equipment costs, professional fees, and other operational expenses. The provision for loan losses and income taxes materially affect income.

CAUTION ABOUT FORWARD LOOKING STATEMENTS

The Company makes certain forward-looking statements in this Form 10-K that are subject to risks and uncertainties. These forward-looking statements include statements regarding our profitability, liquidity, allowance for loan losses, interest rate sensitivity, market risk, growth strategy, and financial and other goals. These forward-looking statements are generally identified by phrases such as "the Company expects," "the Company believes" or words of similar import.

These forward-looking statements are subject to significant uncertainties because they are based upon or are affected by factors, including, without limitation, the effects of and changes in the following:

- the quality or composition of the Company's loan or investment portfolios, including collateral values and the repayment abilities of borrowers and issuers;
- assumptions that underlie the Company's allowance for loan losses;
- general economic and market conditions, either nationally or in the Company's market areas;
- the ability of the Company to comply with regulatory actions, and the costs associated with doing so;
- the interest rate environment;
- competitive pressures among banks and financial institutions or from companies outside the banking industry;
- real estate values;
- the demand for deposit, loan, and investment products and other financial services;
- the demand, development and acceptance of new products and services;
- the Company's compliance with and, the timing of future reimbursements from the FDIC to the Company, under the shared loss agreements;
- assumptions and estimates that underlie the accounting for loan pools under the shared loss agreements;
- consumer profiles and spending and savings habits;
- the securities and credit markets;
- costs associated with the integration of banking and other internal operations;

- management's evaluation of goodwill and other assets on a periodic basis, and any resulting impairment charges, under applicable accounting standards;
- the soundness of other financial institutions with which the Company does business;
- inflation;
- technology; and
- legislative and regulatory requirements.

These factors and additional risks and uncertainties are described in the "Risk Factors" discussion in Part I, Item 1A, of this report.

Although the Company believes that its expectations with respect to the forward-looking statements are based upon reliable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results, performance or achievements of the Company will not differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

CRITICAL ACCOUNTING POLICIES

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The financial information contained within the statements is, to a significant extent, financial information that is based on measures of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset or relieving a liability. For example, the Company uses historical loss factors as one factor in determining the inherent loss that may be present in its loan portfolio. Actual losses could differ significantly from the historical factors that the Company uses. In addition, GAAP itself may change from one previously acceptable method to another method. Although the economics of the Company's transactions would be the same, the timing of events that would impact its transactions could change.

The following is a summary of the Company's critical accounting policies that are highly dependent on estimates, assumptions and judgments.

<u>Allowance for Loan Losses on Non-covered Loans</u>

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance is an amount that management believes is appropriate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio, based on an evaluation of the collectability of existing loans and prior loss experience. This quarterly evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. This evaluation does not include the effects of expected losses on specific loans or groups of loans that are related to future events or expected changes in economic conditions. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses and may require the Bank to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

The allowance consists of specific, and general components. For loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors.

A loan is considered impaired when, based on current information and events, management believes that it is more likely than not that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, availability of current financial information, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of the expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

In the third quarter of 2010, the Company refined the factors used to calculate the FASB ASC 450, *Contingencies*, component of the allowance for loan loss to include more quantifiable information supported by current economic data. The analysis consists of these components: a) linear regression analysis of historical loss data provided by the FDIC, b) historical losses for the Company since inception on May 31, 2008, c) risk grade migrations and delinquency migrations of the loan portfolio, and d) an unallocated component to capture management's view of the overall impact of those factors discussed in the above paragraph. This revision had an impact of a decrease to the amount of allowance for loan losses on non-covered loans of approximately $500,000.

In the fourth quarter of 2011, the Company further refined the historical losses factor used to calculate the FASB ASC 450, *Contingencies*, component of the allowance for loan losses. Management has performed an assessment of all significant construction and land development loans remaining in the pool. The Company adjusted the historical losses factor to accommodate for changes in the Company's underwriting standards related to the construction and land development portfolio as well as unusual events that occurred, such as fraud. The Company has adjusted the factor for significant charge-offs on loans made prior to the underwriting standard changes, as they do not reflect the risk present in the current portfolio. In addition, the Company adopted an additional environmental factor related to increased credit risk in the home equity lines of credit pool. These revisions had an impact of a decrease to the amount of allowance for loan losses on non-covered loans of approximately $1.5 million.

Allowance for Loan Losses on Covered Loans

The assets acquired in the SFSB acquisition are covered by a shared-loss agreement with the FDIC. Under the shared-loss agreements, the FDIC will reimburse the Bank for 80% of losses arising from covered loans and foreclosed real estate assets, on the first $118 million in losses of such covered loans and foreclosed real estate assets, and for 95% of losses on covered loans and foreclosed real estate assets thereafter. Under the shared-loss agreements, a "loss" on a covered loan or foreclosed real estate is defined generally as a realized loss incurred through a permitted disposition, foreclosure, short-sale or restructuring of the covered loan or foreclosed real estate. The reimbursements for losses on single family one-to-four residential mortgage loans are to be made quarterly until the end of the quarter in which the tenth anniversary of the closing of the transaction occurs, and the reimbursements for losses on other covered assets are to be made quarterly until the end of the quarter in which the eighth anniversary of the closing of the transaction occurs. Prior to the third quarter of 2011, reimbursements for losses on single family one-to-four mortgage loans were made monthly. The shared-loss agreements provide for indemnification from the first dollar of losses without any threshold requirement. The reimbursable losses from the FDIC are based on the book value of the relevant loan as determined by the FDIC at the date of the transaction, January 30, 2009. New loans made after that date are not covered by the shared-loss agreements.

The Company evaluated the acquired covered loans and has elected to account for them under FASB ASC 310-30.

The covered loans acquired are subject to credit review standards described above for non-covered loans. If and when credit deterioration occurs subsequent to the acquisition date, a provision for credit loss for covered loans will be charged to earnings for the full amount without regard to the FDIC shared-loss agreements. The Company makes an estimate of the total cash flows it expects to collect from a pool of covered loans, which includes undiscounted expected principal and interest. Over the life of the loan or pool, the Company continues to estimate cash flows expected to be collected. Subsequent decreases in cash flows expected to be collected over the life of the pool are recognized as an impairment in the current period through allowance for loan loss. Subsequent increases in expected cash flows are first used to reverse any existing valuation allowance for that loan or pool. Any remaining increase in cash flows expected to be collected is recognized as an adjustment to the yield over the remaining life of the pool.

FDIC Indemnification Asset

The Company is accounting for the shared-loss agreements as an indemnification asset pursuant to the guidance in FASB ASC 805. The FDIC indemnification asset is required to be measured in the same manner as the asset or liability to which it relates. The FDIC indemnification asset is measured separately from the covered loans and other real estate owned assets because it is not contractually embedded in the covered loan and other real estate owned assets and is not transferable should the Company choose to dispose of them. Fair value was estimated using projected cash flows available for loss sharing based on the credit adjustments estimated for each loan pool and other real estate owned and the loss sharing percentages outlined in the Purchase and Assumption Agreements with the FDIC. These cash flows were discounted to reflect the uncertainty of the timing and receipt of the loss sharing reimbursement from the FDIC.

Because the acquired loans are subject to a FDIC loss sharing agreement and a corresponding indemnification asset exists to represent the value of expected payments from the FDIC, increases and decreases in loan accretable yield due to changing loss expectations will also have an impact to the valuation of the FDIC indemnification asset. Improvement in loss expectations will typically increase loan accretable yield and decrease the value of the FDIC indemnification asset, and in some instances, result in an amortizable premium on the FDIC indemnification asset. Increases in loss expectations will typically be recognized as impairment in the current period through allowance for loan losses while resulting in additional non-interest income for the amount of the increase in the FDIC indemnification asset.

Goodwill and Other Intangible Assets

The Company is accounting for goodwill and other intangible assets in accordance with FASB ASC 350, *Intangibles - Goodwill and Others*. FASB ASC 350 discontinues any amortization of goodwill and other intangible assets with indefinite lives, but requires an impairment review at least annually or more often if certain conditions exist. Goodwill impairment charges of $5.727 million and $31.949 million were realized in 2010 and 2009, respectively. All of the Company's goodwill has been impaired and the carrying value at December 31, 2010 is $0. Additionally, under FASB ASC 350, acquired intangible assets (such as core deposit intangibles) are separately recognized if the benefit of the assets can be sold, transferred, licensed, rented, or exchanged, and amortized over their useful lives The costs of purchased deposit relationships and other intangible assets, based on independent valuation by a qualified third party, are being amortized over their estimated lives. Core deposit intangible amortization expense charged to operations was $2.3 million for the year ended December 31, 2011, $2.3 million for the year ended December 31, 2010 and $2.2 million for the year ended December 31, 2009. The core deposit intangible is evaluated for impairment in accordance with FASB ASC 350.

OVERVIEW

At December 31, 2011, the Company had total assets of $1.092 billion, a decrease of $23.1 million, or 2.1%, from total assets of $1.116 billion at December 31, 2010. Total loans, including $97.6 million in loans covered by the FDIC shared loss agreements, were $642.3 million at December 31, 2011, increasing $1.2 million, or 0.2%, from $641.1 million at December 31, 2010. The carrying value of covered loans declined $18.0 million, or 15.6%, from December 31, 2010 to December 31, 2011. Non-covered loans equaled $544.7 million at December 31, 2011, increasing $19.2 million, or 3.7%, since December 31, 2010. Non-covered loans increased $39.6 million from September 30, 2011 to December 31, 2011.

The Company's securities portfolio, excluding equity securities, decreased $3.1 million, or 1.0%, during the year ended December 31, 2011 to $297.2 million with realized gains of $2.9 million through sales activity. The Company had cash and cash equivalents of $21.8 million at December 31, 2011, compared with $33.4 million at December 31, 2010. There were no Federal funds sold at December 31, 2011, compared with $2.0 million at December 31, 2010.

The Company is required to account for the effect of market changes in the value of securities available-for-sale ("AFS") under FASB ASC 320, *Investments - Debt and Equity Securities*. The market value of the December 31, 2011 and December 31, 2010 AFS portfolio was $232.8 and $215.6 million, respectively. At December 31, 2011, the Company had a net unrealized gain in the AFS portfolio of $4.9 million versus a net unrealized loss of $219,000 at December 31, 2010.

Bank owned life insurance increased $7.8 million during the year ended December 31, 2011, as the Company made an additional investment on December 30, 2011. Bank owned life insurance was $14.6 million at December 31, 2011. The income on this investment is reflected in noninterest income.

Interest bearing deposits at December 31, 2011 were $868.5 million, a decrease of $30.8 million from December 31, 2010. Management kept rates low among all of the Bank's markets as loan demand remained weak and covered loans continued to decline in volume. Throughout 2011, the Company attempted to restructure the deposit mix away from higher priced deposits and more into lower cost transactional accounts. As a result, total time deposits as a percent of total interest bearing deposits, declined from 66.9% at December 31, 2010 to 63.8% at December 31, 2011. The Company had Federal Home Loan Bank (FHLB) advances aggregating $37.0 million at December 31, 2011 and 2010.

Stockholders' equity at December 31, 2011 was $111.2 million, or 10.2% of total assets, and increased from stockholders' equity of $107.1 million, or 9.6% of total assets, at December 31, 2010.

RESULTS OF OPERATIONS

Net Income

For the year ended December 31, 2011 compared to the year ended December 31, 2010, net income increased $22.4 million, or 106.9%, from net loss of $21.0 million in 2010 to net income of $1.4 million in 2011. Net income available to common stockholders was $354,000, or $0.02 per common share on a diluted basis for the year ended December 31, 2011, compared with a net loss available to common stockholders of $22.1 million, or $1.03 per common share on a diluted basis, for the year ended December 31, 2010. The improvement in 2011 net income compared with 2010 was driven by a reduction of $25.9 million in provision for loan losses and a reduction of $5.7 million in impairment of goodwill charges. All remaining goodwill balances were fully written off in

2010. Net income was additionally aided in 2011 compared with 2010 through expense reductions of $3.7 million, excluding impairment of goodwill.

For the year ended December 31, 2010, the Company recorded a net loss available to common shareholders of $22.1 million compared with a net loss of $30.8 million for 2009. Basic and fully diluted earnings per share were ($1.03) for 2010 versus ($1.43) for 2009, respectively. Losses for both years were primarily driven by two factors: $27.4 million and $19.1 million in loan loss provisions in 2010 and 2009, respectively, and non-tax deductible impairment of goodwill charges of $5.7 million in 2010 and $31.9 million in 2009.

Net Interest Income

The Company's operating results depend primarily on its net interest income, which is the difference between interest income on interest-earning assets, including securities and loans, and interest expense incurred on interest-bearing liabilities, including deposits and other borrowed funds. Interest rate fluctuations, as well as changes in the amount and type of earning assets and liabilities, combine to affect net interest income.

Net interest income was $43.8 million for the year ended December 31, 2011, compared with $40.5 million for the year ended December 31, 2010. The increase in net interest income was primarily the result of decreases of $104.5 million, or 10.4%, in the average balances of interest bearing liabilities coupled with lower rates, which has reduced interest expense 33.5%, from $18.4 million in 2010 to $12.2 million in 2011. The tax equivalent net interest margin increased to 4.72% for the year ended December 31, 2011 from 4.10% for the year ended December 31, 2010.

Interest and fees on non-covered loans decreased $4.2 million, or 12.5%, to aggregate $29.3 million during 2011. Interest and fee income on covered loans equaled $17.6 million during 2011. Cost of interest bearing liabilities totaled $12.2 million during 2011 of which interest on deposits was $10.8 million. This compares with $18.4 million in total interest expense and $17.0 million in interest on deposits, respectively in 2010.

The Company's total loan to deposit ratio was 68.80% at December 31, 2011 versus 66.67% at December 31, 2010. The ratio remained fairly constant during the year as management was successful in generating new loan growth in the later part of 2011. This was offset by a decline of $18.0 million in the self-liquidating covered loan portfolio. Deposit balances also declined $28.2 million in 2011 which positively affected the total loan to deposit ratio.

The Bank's net interest margin improved 27 basis points during 2010, from 3.83% in 2009, to 4.10% in 2010, mainly from management lowering the cost of funds throughout the year. Net interest income increased from $39.4 million in 2009, to $40.5 million in 2010. Interest and fees on non-covered loans decreased $2.6 million, or 7.2%, to aggregate $33.4 million during 2010. Interest and fee income on covered loans equaled $13.8 million during 2010. Cost of interest bearing liabilities totaled $18.4 million during 2010 of which interest on deposits was $17.0 million.

The following table presents the total amount of average balances, interest income from average interest-earning assets and the resulting yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. Except as indicated in the footnotes, no tax-equivalent adjustments were made. Any non-accruing loans have been included in the table as loans carrying a zero yield.

COMMUNITY BANKERS TRUST CORPORATION

NET INTEREST MARGIN ANALYSIS
AVERAGE BALANCE SHEET
(Dollars in thousands)

	Year ended December 31, 2011			Year ended December 31, 2010			Year ended December 31, 2009		
	Average Balance Sheet	Interest Income/ Expense	Average Rates Earned/ Paid	Average Balance Sheet	Interest Income/ Expense	Average Rates Earned/ Paid	Average Balance Sheet	Interest Income/ Expense	Average Rates Earned/ Paid
ASSETS:									
Loans, including fees	$510,940	$ 29,272	5.73%	$562,381	$33,444	5.95%	$554,875	$36,019	6.49%
Loans covered by FDIC loss share	104,558	17,576	16.81%	132,492	13,759	10.38%	161,243	15,139	9.39%
Total loans	615,498	46,848	7.61%	694,873	47,203	6.79%	716,118	51,158	7.14%
Interest bearing bank balances	25,678	65	0.26%	20,443	100	0.49%	21,542	296	1.38%
Federal funds sold	4,036	6	0.14%	4,906	9	0.20%	16,567	37	0.22%
Investments (taxable)	266,887	8,091	3.03%	227,560	8,486	3.73%	228,871	9,635	4.21%
Investments (tax exempt) [(1)]	26,768	1,553	5.80%	81,214	4,740	5.84%	90,209	5,142	5.70%
Total earning assets	938,867	56,563	6.02%	1,028,996	60,538	5.88%	1,073,307	66,268	6.17%
Allowance for loan losses	(19,614)			(28,345)			(12,022)		
Non-earning assets	160,217			197,109			199,245		
Total assets	$1,079,470			$1,197,760			$1,260,530		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Demand - interest bearing	$234,180	$ 1,323	0.56%	$226,235	$1,525	0.67%	$196,259	$ 1,933	0.98%
Savings	67,469	347	0.51%	62,513	356	0.57%	55,626	468	0.84%
Time deposits	558,239	9,145	1.64%	674,961	15,160	2.25%	727,085	21,316	2.93%
Total deposits	859,888	10,815	1.26%	963,709	17,041	1.77%	978,970	23,717	2.42%
Fed funds purchased	191	1	0.63%	548	3	0.56%	971	8	0.82%
FHLB and other borrowings	41,124	1,412	3.43%	41,475	1,345	3.24%	43,048	1,409	3.27%
Total interest-bearing liabilities	901,203	12,228	1.36%	1,005,732	18,389	1.83%	1,022,989	25,134	2.46%
Non-interest bearing deposits	64,150			63,352			62,034		
Other liabilities	4,998			8,902			21,012		
Total liabilities	970,351			1,077,986			1,106,035		
Stockholders' equity	109,119			119,774			154,495		
Total liabilities and stockholders' equity	$1,079,470			$1,197,760			$1,260,530		
Net interest earnings		$ 44,335			$42,149			$41,134	
Interest spread			4.67%			4.05%			3.71%
Net interest margin			4.72%			4.10%			3.83%

(1) Income and yields are reported on a tax equivalent basis assuming a federal tax rate of 34%.

COMMUNITY BANKERS TRUST CORPORATION

EFFECT OF RATE-VOLUME CHANGE ON NET INTEREST INCOME FOR THE YEAR ENDED DECEMBER 31, 2011 AND 2010 (Dollars in thousands)

	2011 compared to 2010			2010 compared to 2009		
		Increase (Decrease)			Increase (Decrease)	
	Volume	Rate	Total	Volume	Rate	Total
Interest Income:						
Loans, including fees	$ (3,061)	$ (1,111)	$ (4,172)	$ 487	$ (3,062)	$ (2,575)
Loans covered by FDIC	(2,900)	6,717	3,817	(2,700)	(1,320)	(1,380)
Interest bearing bank balances	26	(59)	(33)	(15)	(181)	(196)
Federal funds sold	(2)	(1)	(3)	(26)	(2)	(28)
Investments	(569)	(1,930)	(2,499)	(420)	(995)	(1,415)
Total Earning Assets	(6,506)	3,616	(2,890)	(2,674)	(2,920)	(5,594)
Interest Expense:						
Demand deposits	53	(255)	(202)	294	(702)	(408)
Savings deposits	28	(37)	(9)	58	(170)	(112)
Time deposits	(2,626)	(3,388)	(6,014)	(1,527)	(4,629)	(6,156)
Total deposits	(2,545)	(3,680)	(6,225)	(1,175)	(5,501)	(6,676)
Other borrowed funds	(23)	88	65	(64)	(5)	(69)
Total interest-bearing liabilities	(2,568)	(3,592)	(6,160)	(1,239)	(5,506)	(6,745)
Net increase (decrease) in net interest income	$ (3,938)	$ 7,208	$ 3,270	$ (1,435)	$ 2,586	$ 1,151

Noninterest Income

For the year ended December 31, 2011, noninterest income equaled negative $5.0 million, compared with $1.6 million for the year ended December 31, 2010. This change was due primarily to accelerated FDIC indemnification asset amortization of $7.2 million, from $3.2 million for 2010 to $10.4 million for 2011. The increase in FDIC indemnification asset amortization correlates to the increased yield realized in interest and fees on FDIC covered loans over the same time frame, as projected losses carried within the FDIC indemnification asset have been realized instead, through payment performance of the associated borrowers. Management continues to refine and enhance the methodology to amortize the indemnification asset based on the historical and projected cash flows of the FDIC covered loan portfolio. These enhancements should result in amortization of the indemnification asset that more closely correlates to the accretable yield of the FDIC covered loan portfolio. Other noninterest income declined $898,000 in 2011 compared with 2010. Other noninterest income was $3.8 million for the year ended December 31, 2010 and $2.9 million for the year ended December 30, 2011. This decrease reflects fewer reimbursable loss events in FDIC covered loans.

For the year ended December 31, 2010, noninterest income was $1.6 million compared with $26.2 million for the year ended December 31, 2009. The magnitude of the $24.6 million change year over year was due to the one-time $20.3 million pre-tax gain related to the acquisition of SFSB in 2009. Excluding the one-time gain in 2009, noninterest income would have been $6.0 million for the year, which would have resulted in a decline in noninterest income of $4.3 million when comparing the year end periods.

Other noninterest income for the year ended December 31, 2010 included net write-downs and losses of $849,000 on covered other real estate in the FDIC acquired SFSB portfolio, comprised of $4.2 million of write-downs and sales offset by $3.4 million due from the FDIC. The net amount reflects the Company's 20% loss portion under the shared loss agreements with the FDIC.

In addition, lower than expected losses in the covered loan portfolio resulted in a reduction of the FDIC indemnification asset of $3.2 million during 2010. These losses are partially offset by increased loan yield on covered loans presented in the net interest margin calculation. Service charges on deposit accounts were $2.5 million for the year ended December 31, 2010 compared with $2.5 million for the year ended December 31, 2009. Securities gains totaled $3.6 million for the year ended December 31, 2010 compared with $856,000 for the year ended December 31, 2009.

Provision for Loan Losses

Management actively monitors the Company's asset quality and provides specific loss provisions when necessary. Provisions for loan losses are charged to income to bring the total allowance for loan losses to a level deemed appropriate by management of the Company based on such factors as historical credit loss experience, industry diversification of the commercial loan portfolio, the amount of nonperforming loans and related collateral, the volume growth and composition of the loan portfolio, current economic conditions that may affect the borrower's ability to pay and the value of collateral, the evaluation of the loan portfolio through the internal loan review function and other relevant factors. See *Allowance for Loan Losses on Non-covered loans* in the Critical Accounting Policies section above for further discussion.

Loans are charged-off against the allowance for loan losses when appropriate. Although management believes it uses the best information available to make determinations with respect to the provision for loan losses, future adjustments may be necessary if economic conditions differ from the assumptions used in making the initial determinations.

Management also actively monitors its covered loan portfolio for impairment and necessary loan loss provisions. Provisions for covered loans may be necessary due to a change in expected cash flows or an increase in expected losses within a pool of loans.

In 2010, a number of factors influenced credit risk management practices, including the economy, the rising level of nonperforming assets, deterioration within the Company's loan portfolio and regulatory concerns. As a result, the Company took provisions for loan losses totaling $27.4 million in 2010. In 2011, improved credit risk management, which resulted in a lower level of nonperforming assets, influenced the assessment the Company makes concerning the adequacy of its allowance for loan losses and the need for a provision. In 2011, the Company had provision for loan losses of $1.5 million.

The allowance for loan losses was 52.0% of non-covered nonaccrual loans at December 31, 2011, compared with 69.9% of non-covered nonaccrual loans at December 31, 2010. The ratio of allowance for loan losses to total non-covered loans was 2.72% at December 31, 2011, compared with 4.86% at December 31, 2010. The decrease in this ratio from December 31, 2010 to December 31, 2011 is primarily the result of earlier recognition and resolution of problem credits and aggressive charge-offs, in addition to work-outs of nonperforming loans. In addition, the Bank held $36.5 million in government-guaranteed loans of the United States Department of Agriculture (USDA) at December 31, 2011, with no allowance for loan losses required. Net charged-off loans were $12.2 million in 2011, compared with $19.1 million in 2010. Net charged-off loans have declined from $8.7 million in the fourth quarter of 2010, $5.5 million in the first quarter of 2011, $4.7 million in the second quarter of 2011, $1.0 million in the third quarter of 2011, and were $929,000 in the fourth quarter of 2011.

The Company incurred $27.4 million in provision for loan losses for non-covered loans for the year ended December 31, 2010 and a $19.1 million provision for the year ended December 31, 2009, an increase of $8.3 million, or 43.3%. The ratio of the allowance for loan losses to nonperforming non-covered loans was 69.2% at December 31, 2010 compared with 89.7% at December 31, 2009. The ratio of allowance for loan losses to total non-covered loans was 4.86% at December 31, 2010 compared with 3.14% at December 31, 2009. Net charge-offs were $19.2 million during 2010 compared with $7.9 million during 2009. The increase in charge-offs during 2010 was mainly the result of more aggressive action taken related to non-performing loans.

The increase to the loan loss reserves as a percentage of total non-covered loans during 2010 reflects economic conditions that continued to show signs of deterioration for classified assets. The significant loan loss provision for the year was due primarily to an increase in non-performing loans of $16.7 million since December 31, 2009 and a desire to further insulate from the economic downturn.

For the year ended December 31, 2010, a provision for loan losses on the covered loan portfolio of $880,000 established an allowance for covered loan losses of the same amount. This provision was due solely to timing differences in expected cash flows, not an increase in expected losses. This provision occurred in the second quarter of 2010 and is in accordance with FASB ASC 310-30. There was no provision for loan losses on the covered loan portfolio in 2011. The allowance for covered loans was $776,000 at December 31, 2011, and $829,000 at December 31, 2010.

While the Maryland loan portfolio contains significant risk, it was considered in determining the initial fair value, which was reflected in adjustments recorded at the time of the SFSB transaction, less the FDIC guaranteed portion of losses on covered assets. Please refer to the *Asset Quality* discussion below for further analysis.

Noninterest Expenses

For the year ended December 31, 2011, noninterest expenses declined 20.8%, or $9.4 million. Excluding an impairment of goodwill charge taken in 2010, noninterest expenses would have declined by $3.7 million, or 9.3%, as 12 of 15 expense categories exhibited declines during 2011 compared to 2010. The largest decrease occurred in salaries and employee benefits, which declined 13.5%, or $2.6 million, from $19.2 million in 2010 to $16.6 million in 2011. Professional fees declined 67.6%, or $1.2 million, from $1.8 million in 2010 to $583,000 in 2011. Other decreases of $100,000 or more occurred in data processing, which declined $441,000 in 2011 and equipment expense, which declined $157,000.

Offsetting these decreases in noninterest expenses in 2011 compared with 2010 were increases in other operating expenses of $406,000, from $6.8 million in 2010 to $7.2 million in 2011 and FDIC assessment, which increased by $393,000, from $2.4 million to $2.8 million.

For the year ended December 31, 2010, noninterest expenses aggregated $45.3 million compared with $76.0 million for the year ended December 31, 2009. The largest component of the 40.4% decrease was the $31.9 million in goodwill impairment charges during 2009. Excluding the goodwill impairment charges of $5.7 million and $31.9 million during 2010 and 2009, respectively, total noninterest expense declined $4.5 million or 10.2%. Salary and employee benefits were $19.2 million at December 31, 2010 versus $22.0 million at December 31, 2009, a decrease of $2.8 million, or 12.6%. Lower salary and employee benefit expense was the direct result of management implementing an expense reduction initiative that included the elimination of certain management level positions and the planned centralization of remaining support services from the Maryland and Georgia operations to the Company's Virginia headquarters.

During 2009, noninterest expenses were $76.0 million; inclusive of the aforementioned $31.9 million in goodwill impairment charges. Salaries and employee benefits were $22.0 million and represented 49.9% of noninterest expense, exclusive of the goodwill impairment charge. During 2009, the management team expanded, providing additional depth to the management of the Company during a time of rapid growth.

In February 2010, the Company approved two transaction-based bonus awards in the aggregate amount of $3.0 million to the officer who was the Company's then chief strategic officer. The approval of the bonus awards was made pursuant to a provision in the officer's employment agreement that provides for a cash bonus payment for financial advisory and other services that the officer renders in connection with the negotiation and consummation of a merger or other business combination or the acquisition of a substantial portion of the assets or deposits of another financial institution. The bonus awards related to the officer's services with respect to the Bank's acquisition of certain assets and assumption of all deposit liabilities of four former branch offices of TCB in November 2008 and the Bank's acquisition of certain assets and assumption of all deposit liabilities of seven former branch offices of SFSB in January 2009. The amounts of the bonuses are based on, with respect to the TCB transaction, the total amount of non-brokered deposits that the Bank assumed in that transaction and, with respect to the SFSB transaction, the total amount of loans and other assets that the Bank acquired in that transaction, and the Company looked closely at a number of factors, including the value that each of the transactions provided the Company, in approving the bonuses. In accordance with generally accepted accounting principles, the Company reflected these bonuses in the financial statements for the year and three months ended December 31, 2009. See Note 17 to the Company's financial information for additional information with respect to these bonus awards.

Other noninterest expense costs during 2010 included other operating expenses of $6.8 million, data processing fees of $2.3 million, occupancy expenses of $2.9 million, FDIC assessments of $2.4 million, amortization of core deposit intangibles of $2.3 million, professional fees of $1.8 million, equipment expense of $1.4 million, and legal fees of $456,000.

Other noninterest expense costs during 2009 included other operating expenses of $6.8 million, data processing fees of $2.8 million, occupancy expenses of $2.7 million, FDIC assessments of $2.9 million, amortization of core deposit intangibles of $2.2 million, professional fees of $2.0 million, equipment expense of $1.6 million, and legal fees of $1.0 million.

Income Taxes

For the year ended December 31, 2011, income tax expense was $60,000, compared with an income tax benefit of $9.4 million and income tax expense of $404,000 for each of the years ended December 31, 2010 and 2009.

The Company has evaluated the need for a deferred tax valuation allowance for the years ended December 31, 2011 and 2010 in accordance with FASB ASC 740, *Income Taxes.* Based on a three year taxable income projection, tax strategies which would result in potential securities gains and the effects of off-setting deferred tax liabilities, the Company believes that it is more likely than not that the deferred tax assets are realizable. Therefore, no allowance was required.

Income tax expense during 2009 relative to the net operating loss is directly attributable to the goodwill impairment charges taken during the year and the Company's inability to use it as a tax deduction, despite the substantial reduction to earnings.

Asset Quality – non-covered assets

The allowance for loan losses represents management's estimate of the amount appropriate to provide for probable losses inherent in the loan portfolio.

Non-covered loan quality is continually monitored, and the Company's management has established an allowance for loan losses that it believes is appropriate for the risks inherent in the loan portfolio. Among other factors, management considers the Company's historical loss experience, the size and composition of the loan portfolio, the value and appropriateness of collateral and guarantors, non-performing credits and current and anticipated economic conditions. There are additional risks of future loan losses, which cannot be precisely quantified nor attributed to particular loans or classes of loans. Because those risks include general economic trends, as well as conditions affecting individual borrowers, the allowance for loan losses is an estimate. The allowance is also subject to regulatory examinations and determination as to appropriateness, which may take into account such factors as the methodology used to calculate the allowance and size of the allowance in comparison to peer companies identified by regulatory agencies. See *Allowance for Loan Losses on Non-covered loans* in the Critical Accounting Policies section above for further discussion.

The Company maintains a list of non-covered loans that have potential weaknesses which may need special attention. This nonperforming loan list is used to monitor such loans and is used in the determination of the appropriateness of the allowance for loan losses. At December 31, 2011, nonperforming assets totaled $40.8 million and net charge-offs were $12.2 million. This compares with nonperforming assets of $42.8 million and net charge-offs of $19.1 million for the year ended December 31, 2010.

Nonperforming non-covered loans decreased $6.4 million during 2011, attributable to approximately $20.9 million being placed in nonaccrual status. Approximately $18.2 million of these additions relate to loans for commercial real estate, residential real estate, and construction and land development, which are secured by real estate. The remaining increase in nonperforming loans during 2011 are all smaller credit relationships. Offsetting the additions were $7.9 million in charge-offs taken during 2011, of which one commercial loan totaled $1.6 million. The remaining charge-offs were centered in commercial real estate, construction and land development, residential real estate, and commercial loans. Foreclosures for 2011 totaled $7.8 million, $5.3 million were reinstated to accruing status, and $6.3 million in balances were paid down.

Nonperforming non-covered loans increased $16.7 million during 2010, attributable to approximately $27.7 million being placed in nonaccrual status. Approximately $17.3 million of these additions relate to loans for commercial real estate and construction and land development, which are secured by real estate. The remaining increase in nonperforming loans during 2010 are all smaller credit relationships. These loans are primarily residential real estate and are secured by real estate. There were approximately $10.6 million in charge-offs taken relating primarily to commercial real estate, construction and land development, and residential real estate loans during 2010.

During the second quarter of 2010, the Company added a new risk grade, Special Mention, to its risk grade methodology, which expanded the risk grades from eight to nine. The Company defines the population of potentially impaired loans as those classified as Substandard and Doubtful. The addition of the new risk grade had no material impact on the dollar amount of Substandard and Doubtful loans.

As a part of its risk grade migration plan, the Company hired an independent third party to evaluate, confirm and classify approximately 65.0% of the non-covered loan portfolio because of the new risk grade and consisting of the following described loans: all loans or loan relationships of $1.0 million or greater, all acquisition development and construction loans of $250,000 or greater, watch loans and classified/impaired loans $500,000 or greater, and a statistical sampling of all other loans with an exposure between $250,000 and $1.0 million. As a result of this credit review there was a migration of approximately $44.7 million from Special Mention into Substandard and Doubtful that are the impaired loan categories.

The above mentioned changes increased the dollar amount of impaired loans reported in the second quarter of 2010. These loans were analyzed pursuant to FASB ASC 310 and incrementally increased the allowance for loans losses in the amount of $6.7 million.

In the fourth quarter of 2010, the Company determined that as a result of credit downgrades due to perceived credit weakness its risk grade definition that had previously comprised impaired loans (Substandard and Doubtful) included some loans that were not impaired under generally accepted accounting principles (GAAP). The GAAP definition states that an individual loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due in accordance with the contractual terms of the loan agreement. As a consequence, the Company determined that it had inadvertently overstated the amount of impaired loans during the second and third quarters of 2010, by $76.0 million and $77.0 million, respectively (based on the definition used at December 31, 2010) as the substandard and doubtful loans included loans rated such due to collateral deficiencies or financial documentation weaknesses, which did not in itself indicate impairment. Notwithstanding this situation, the Company does not believe that this misstatement had any material impact on the allowance for loan losses calculation as the portion of the allowance for unimpaired loans would have increased as a result of the weaknesses identified.

The Company has modified its application of the definition of impaired loans to include all troubled debt restructured and nonaccrual loans. In addition, the Company reviews all substandard and doubtful loans that are not on nonaccrual status, as well as loans with other risk characteristics, pursuant to and specifically for compliance with the accounting definition of impairment as described above. These impaired loans have been determined through analysis, appraisals, or other methods used by management.

The following table sets forth selected asset quality data and ratios with respect to our non-covered assets at December 31 (dollars in thousands):

	2011	2010	2009	2008
Nonaccrual loans	$ 28,542	$ 36,532	$ 20,011	$ 4,534
Loans past due over 90 days and accruing interest	2,005	389	247	397
Total nonperforming non-covered loans	30,547	36,921	20,258	4,931
Other real estate owned (OREO) – non-covered	10,252	5,928	1,586	223
Total nonperforming non-covered assets	$ 40,799	$ 42,849	$ 21,844	$ 5,154
Accruing troubled debt restructure loans	$ 5,946	$ 4,007	$ -	$ 244
Balances				
Specific reserve on impaired loans	$ 2,765	$ 7,666	$ 8,779	$ 3,115
General reserve related to impaired loans evaluated as a pool [1]	-	1,882	-	-
General reserve related to unimpaired loans	12,070	15,995	9,390	3,824
Total Allowance for loan losses	14,835	25,543	18,169	6,939
Average loans during the year	510,940	562,581	554,875	291,819
Impaired loans	35,158	44,974	56,456	26,216
Unimpaired loans	509,560	480,574	522,173	497,082
Total Loans, net of unearned income	$ 544,718	$ 525,548	$ 578,629	$ 523,298
Ratios				
Allowance for loan losses to loans	2.72%	4.86%	3.14%	1.33%
Allowance for loan losses to nonperforming assets	36.36%	59.61%	83.18%	134.63%
Allowance for loan losses to nonaccrual loans	51.98%	69.92%	90.80%	153.04%
General reserve to unimpaired loans	2.37%	3.33%	1.80%	0.77%
Nonperforming assets to loans and other real estate	7.35%	8.06%	3.77%	0.98%
Net charge-offs to average loans	2.39%	3.40%	1.42%	0.32%

(1) As of first quarter 2011, the Company includes the reserve on impaired loans evaluated as a pool as part of the specific reserve. The amount of this reserve was $346,000 as of December 31, 2011. Impaired loans were not evaluated as pools in 2009 or 2008.

At December 31, 2011, the Company had 11 construction and land development credit relationships in nonaccrual status. The borrowers for eight of these relationships are residential land developers, and the borrowers under the remaining three are commercial land developers. All of the relationships are secured by the real estate to be developed, and almost all of such projects are in the Company's central Virginia market. The total amount of the credit exposure outstanding at December 31, 2011 was $12.7 million. These loans have either been charged-down or sufficiently reserved against to equate to the current expected realizable value.

During the 2011, the Company charged off $1.2 million with respect to three of these relationships. The total amount of the allowance for loan losses attributed to all 11 relationships was $626,000 at December 31, 2011, or 4.92% of the total credit exposure outstanding. The Company establishes its reserves as described above in *Allowance for Loan Losses on Non-covered loans* in the Critical Accounting Policies section. In conjunction with the impairment analysis the Company performs as part of its allowance methodology, the Company ordered appraisals for all loans with balances in excess of $250,000 unless there existed an appraisal that was not older than 12 months. The Company orders an automated valuation for balances between $100,000 and $250,000 and uses a ratio analysis for balances less than $100,000. The Company maintains detailed analysis and other information for its allowance methodology, both for internal purposes and for review by its regulators.

The Company performs troubled debt restructures and other various loan workouts whereby an existing loan may be restructured into multiple new loans. At December 31, 2011 and 2010, the Company had 15 loans that met the definition of a troubled debt restructure ("TDR"), which are loans that for reasons related to the debtor's financial difficulties have been restructured on terms and conditions that would otherwise not be offered or granted. Two of these loans was restructured using multiple new loans. Loans are removed as a TDR if after a year following the restructuring, the loan is performing in accordance with the terms of the restructuring agreement and the restructuring agreement specifies an interest rate equal to or greater than the rate the Company was willing to accept at the time of the restructuring for a new loan of comparable risk. At December 31, 2011 and 2010, the aggregated outstanding principal of these loans was $8.3 million and $10.5 million, respectively, of which $2.4 million and $6.5 million, respectively, was classified as nonaccural.

The primary benefit of the restructured multiple loan workout strategy is to maximize the potential return by restructuring the loan into a "good loan" (the A loan) and a "bad loan" (the B loan). The impact on interest is positive because the Bank is collecting interest on the A loan rather than potentially foregoing interest on the entire original loan structure. The A loan is underwritten pursuant to the Bank's standard requirements and graded accordingly. The B loan is classified as either "doubtful" or "loss". An impairment analysis is performed on the B loan, and, based on its results, all or a portion of the B note is charged-off or a specific loan loss reserve is established.

The Company does not modify its nonaccrual policies in this arrangement, and the A loan and the B loan stand on their own terms. At the time of its inception, this structure meets the definition of a TDR. If the loan is on nonaccrual at the time of restructure, the A loan is held on nonaccrual until six consecutive payments have been received, at which time it may be put back on an accrual status. The B loan is placed on nonaccrual. Under the terms of each loan, the borrower's payment is contractually due.

The following table presents the composition of the Company's nonaccrual loans and nonaccrual loans as a percentage of the Company's total gross non-covered loans as of December 31 (dollars in thousands):

	2011		2010		2009		2008	
Mortgage loans on real estate								
Residential 1-4 family	$5,320	4.18%	$9,600	6.98%	$4,750	3.25%	$594	0.46%
Commercial	9,187	4.17%	7,181	3.50%	3,861	2.04%	782	0.49%
Construction and land development	12,718	16.80%	16,854	16.24%	10,115	7.01%	1,655	1.19%
Second mortgages	189	2.33%	218	2.25%	194	1.39%	497	3.19%
Multifamily	—	0.00%	—	0.00%	—	0.00%	—	0.00%
Agriculture	53	0.46%	—	0.00%	—	0.00%	433	8.42%
Total real estate loans	27,467	5.94%	33,853	7.21%	18,920	3.70%	3,961	0.87%
Commercial loans	1,003	1.39%	2,619	5.90%	174	0.41%	224	0.49%
Consumer installment loans	72	0.85%	60	0.61%	910	6.43%	25	0.17%
All other loans	—	0.00%	—	0.00%	7	0.06%	324	4.63%
Gross loans	$28,542	5.24%	$36,352	6.95%	$20,011	3.45%	$4,534	0.87%

See Note 4 to the Company's financial statements for information related to the allowance for loan losses. As of December 31, 2011 and December 31, 2010, total impaired non-covered loans equaled $35.2 million and $45.0 million, respectively.

Asset Quality –covered assets

Loans accounted for under FASB ASC 310-30 are generally considered accruing and performing loans as the loans accrete interest income over the estimated life of the loan. Accordingly, acquired impaired loans that are contractually past due are still considered to be accruing and performing loans.

The Company makes an estimate of the total cash flows that it expects to collect from a pool of covered loans, which include undiscounted expected principal and interest. Over the life of the loan or pool, the Company continues to estimate cash flows expected to be collected. Subsequent decreases in cash flows expected to be collected over the life of the pool are recognized as impairment in the current period through the allowance for loan losses. Subsequent increases in expected cash flows are first used to reverse any existing valuation allowance for that loan or pool. Any remaining increase in cash flows expected to be collected is recognized as an adjustment to the yield over the remaining life of the pool.

Covered assets that would normally be considered nonperforming except for the accounting requirements regarding purchased impaired loans and other real estate owned covered by the FDIC shared loss agreements at December 31 are as follows (dollars in thousands):

	2011	2010	2009
Nonaccrual covered loans	$ 11,469	$ 9,556	$ 27,707
Other real estate owned (OREO) - covered	5,764	9,889	12,822
Total nonperforming covered assets	$ 17,233	$ 19,445	$ 40,529

For more information regarding the FDIC shared-loss agreements, see the discussion of the allowance for covered loans under the "Critical Accounting Policies" section of this item.

Capital Requirements

The determination of capital adequacy depends upon a number of factors, such as asset quality, liquidity, earnings, growth trends and economic conditions. The Company seeks to maintain a strong capital base to support its growth and expansion plans, provide stability to current operations and promote public confidence in the Company.

The federal banking regulators have defined three tests for assessing the capital strength and adequacy of banks, based on two definitions of capital. "Tier 1 Capital" is defined as common equity, retained earnings and qualifying perpetual preferred stock, less certain intangibles.. "Tier 2 Capital" is defined as specific subordinated debt, some hybrid capital instruments and other qualifying preferred stock and a limited amount of the loan loss allowance. "Total Capital" is defined as tier 1 capital plus tier 2 capital. Three risk-based capital ratios are computed using the above capital definitions, total assets and risk-weighted assets and are measured against regulatory minimums to ascertain adequacy. All assets and off-balance sheet risk items are grouped into categories according to degree of risk and assigned a risk-weighting and the resulting total is risk-weighted assets. "Tier 1 risk-based capital" is tier 1 capital divided by risk-weighted assets. "Total risk-based capital" is total capital divided by risk-weighted assets. The leverage ratio is tier 1 capital divided by adjusted average total assets.

The Company's ratio of total capital to risk-weighted assets was 16.16% on December 31, 2011. The ratio of tier 1 capital to risk-weighted assets was 15.01% on December 31, 2011. The Company's leverage ratio was 8.91% on December 31, 2011.

The Company's ratio of total capital to risk-weighted assets was 15.58% on December 31, 2010. The ratio of tier 1 capital to risk-weighted assets was 14.40% on December 31, 2010. The Company's leverage ratio was 8.12% on December 31, 2010.

All capital ratios exceed regulatory minimums for well capitalized institutions as referenced in Note 21 to the Consolidated Financial Statements. In the fourth quarter of 2003, BOE issued trust preferred subordinated debt that qualifies as regulatory capital. This trust preferred debt has a 30-year maturity with a 5-year call option and was issued at a rate of three month LIBOR plus 3.00%. The weighted average cost of this instrument was 3.43%, 3.34% and 3.89% during 2011, 2010 and 2009, respectively.

Loans

Total loans, including FDIC covered loans, at December 31, 2011 were $642.3 million, an increase of $1.2 million, compared with $641.1 million at December 31, 2010. The fair value of covered loans aggregated $97.6 million and $115.5 million at December 31, 2011 and 2010, respectively. The non-covered loan portfolio increased $19.2 million, or 3.6% during 2011. The increase in loan volume within the non-covered loan portfolio was the direct result of the purchase of $36.5 million in USDA loans and a renewed focus on loan generation. The Company is aggressively working to change the mix of the non-covered portfolio away from large construction and land development loans and more into commercial and consumer secured installment loans.

The following tables indicate the total dollar amount of loans outstanding and the percentage of gross loans as of December 31(dollars in thousands):

	2011					
	Non-covered loans		Covered Loans		Total Loans	
Mortgage loans on real estate						
Residential 1-4 family	$ 127,200	23.34%	$ 84,734	86.85%	$ 211,934	32.99%
Commercial	220,471	40.46%	2,170	2.22%	222,641	34.65%
Construction and land development	75,691	13.89%	4,260	4.38%	79,951	12.44%
Second mortgages	8,129	1.49%	5,894	6.04%	14,023	2.18%
Multifamily	19,746	3.62%	316	0.32%	20,062	3.12%
Agriculture	11,444	2.10%	179	0.18 %	11,623	1.81%
Total real estate loans	462,681	84.90%	97,553	99.99%	560,234	87.19%
Commercial loans	72,149	13.24%	—	—	72,149	11.23%
Consumer installment loans						
Personal	8,461	1.55%	8	0.01%	8,469	1.32%
All other loans	1,659	0.31%	—	—	1,659	0.26%
Gross loans	544,950	100.00%	97,561	100.00%	642,511	100.00%
Less unearned income on loans	(232)		—		(232)	
Loans, net of unearned income	$ 544,718		$ 97,561		$ 642,279	

	2010					
	Non-covered loans		Covered Loans		Total Loans	
Mortgage loans on real estate						
Residential 1-4 family	$ 137,522	26.15%	$ 99,312	85.96%	$ 236,834	36.92%
Commercial	205,034	38.99%	2,800	2.42%	207,834	32.40%
Construction and land development	103,763	19.73%	5,751	4.98%	109,514	17.08%
Second mortgages	9,680	1.84%	7,542	6.53%	17,222	2.69%
Multifamily	9,831	1.87%	38	0.03	9,869	1.54%
Agriculture	3,820	0.73%	—	— %	3,820	0.60%
Total real estate loans	469,650	89.31%	115,443	99.92%	585,093	91.23%
Commercial loans	44,368	8.44%	—	—	44,368	6.92%
Consumer installment loans						
Personal	9,811	1.87%	94	0.08%	9,905	1.54%
All other loans	1,993	0.38%	—	—	1,993	0.31%
Gross loans	525,822	100.00%	115,537	100.00%	641,359	100.00%
Less unearned income on loans	(274)		—		(274)	
Loans, net of unearned income	$ 525,548		$ 115,537		$ 641,085	

	2009					
	Non-covered loans		Covered Loans		Total Loans	
Mortgage loans on real estate						
Residential 1-4 family	$ 146,141	25.22%	$ 119,065	78.88%	$ 265,206	36.31%
Commercial	188,991	32.62%	5,835	3.87%	194,826	26.68%
Construction and land development	144,297	24.91%	17,020	11.28%	161,317	22.09%
Second mortgages	13,935	2.41%	8,194	5.43%	22,129	3.03%
Multifamily	11,995	2.07%	—	0.00%	11,995	1.64%
Agriculture	5,516	0.95%	627	0.41 %	6,143	0.84%
Total real estate loans	510,875	88.18%	150,741	99.87%	661,616	90.59%
Commercial loans	42,157	7.28%	—	—	42,157	5.77%
Consumer installment loans						
Personal	14,145	2.44%	194	0.13%	14,339	1.97%
All other loans	12,205	2.10%	—	—	12,205	1.67%
Gross loans	579,382	100.00%	150,935	100.00%	730,317	100.00%
Less unearned income on loans	(753)		—		(753)	
Loans, net of unearned income	$ 578,629		$ 150,935		$ 729,564	

	2008	
	Total Loans	
Mortgage loans on real estate		
Residential 1-4 family	$ 129,607	24.73%
Commercial	158,062	30.16%
Construction and land development	139,515	26.62%
Second mortgages	15,599	2.98%
Multifamily	9,370	1.79%
Agriculture	5,143	0.98%
Total real estate loans	457,296	87.26%
Commercial loans	45,320	8.65%
Consumer installment loans		
Personal	14,457	2.76%
All other loans	7,005	1.33%
Gross loans	524,078	100.00%
Less unearned income on loans	(780)	
Loans, net of unearned income	$ 523,298	

The following table indicates the contractual maturity of commercial and construction and land development loans as of December 31, 2011 (dollars in thousands):

	Non-covered loans		Covered loans	
	Commercial	Construction and land development	Commercial	Construction and land development
Within 1 year	$ 1,516	$ 13,237	$ —	$ 533
Variable Rate				
One to Five Years	$ 27,511	$ 17,148	$ —	$ —
After Five Years	17,357	2,216	—	3,658
Total	$ 44,868	$ 19,364	$ —	$ 3,658
Fixed Rate				
One to Five Years	$ 17,195	$ 41,035	$ —	$ —
After Five Years	8,570	2,055	—	69
Total	$ 25,765	$ 43,090	$ —	$ 69
Total Maturities	$ 72,149	$ 75,691	$ —	$ 4,260

Allowance for Credit Losses on Non-covered loans

The following table indicates the dollar amount of the allowance for loan losses, including charge-offs and recoveries by loan type and related ratios as of December 31 (dollars in thousands):

	2011	2010	2009	2008
Balance, beginning of year	$ 25,543	$ 18,169	$ 6,939	$ —
Allowance from acquired predecessor banks	—	—	—	5,305
Loans charged-off:				
Commercial	3,615	2,125	434	539
Real estate	8,891	17,307	7,753	212
Consumer and other loans	288	628	414	229
Total loans charged-off	12,794	20,060	8,601	980
Recoveries:				
Commercial	207	178	22	—
Real estate	176	691	614	—
Consumer and other loans	205	82	106	42
Total recoveries	588	951	742	42
Net charge-offs (recoveries)	12,206	19,109	7,859	938
Provision for loan losses	1,498	26,483	19,089	2,572
Balance, end of year	$ 14,835	$ 25,543	$ 18,169	$ 6,939
Allowance for loan losses to non-covered loans	2.72%	4.86%	3.14%	1.33%
Net charge-offs (recoveries) to average non-covered loans	2.39%	3.40%	1.42%	0.32%
Allowance to nonperforming non-covered loans	48.56%	69.18%	89.69%	140.72%

During 2011, the Bank's net charge-offs decreased $6.9 million from the prior year and were primarily centered in real estate. Net charge-offs by loan category to total net charge-offs were the following for 2011: 27.9% for commercial loans, 71.4% for real estate loans, and 0.7% for consumer loans.

During 2010, the Bank's net charge-offs increased $11.3 million from the prior year and were primarily centered in real estate. Net charge-offs by loan category to total net charge-offs were the following for 2010: 10.2% for commercial loans, 87.0% for real estate loans, and 2.8% for consumer loans.

While the entire allowance is available to cover charge-offs from all loan types, the following table indicates the dollar amount allocation of the allowance for loan losses by loan type, as well as the ratio of the related outstanding loan balances to non-covered loans as of December 31 (dollars in thousands):

	2011		2010		2009		2008	
	Amount	%(1)	Amount	%(1)	Amount	%(1)	Amount	%(1)
Commercial	$ 1,810	13.24%	$ 2,691	8.4%	$ 2,442	7.3%	$ 2,919	8.7%
Construction and land development	5,729	13.89%	10,039	19.7%	4,972	24.9%	338	26.6%
Real estate mortgage	7,044	71.01%	12,481	69.6%	10,284	63.3%	3,528	60.6%
Consumer and other	252	1.86%	332	2.3%	471	4.5%	154	4.1%
Total allowance	$14,835	100%	$25,543	100%	$18,169	100%	$ 6,939	100%

(1) The percent represents the loan balance divided by total non-covered loans.

Allowance for Credit Losses on Covered Loans

The covered loans acquired are subject to credit review standards described above for non-covered loans. If and when credit deterioration occurs subsequent to the acquisition date, a provision for credit loss for covered loans will be charged to earnings for the full amount without regard to the FDIC shared-loss agreements. The Company makes an estimate of the total cash flows it expects to collect from a pool of covered loans, which includes undiscounted expected principal and interest. Over the life of the loan or pool, the Company continues to estimate cash flows expected to be collected. Subsequent decreases in cash flows expected to be collected over the life of the pool are recognized as impairment in the current period through allowance for loan loss. Subsequent increases in expected cash flows are first used to reverse any existing valuation allowance for that loan or pool. Any remaining increase in cash flows expected to be collected is recognized as an adjustment to the yield over the remaining life of the pool.

Securities

As of December 31, 2011, securities equaled $304.1 million, a decrease of $3.4 million, or 1.1%, from the prior year. At December 31, 2011, the Company had securities designated available for sale of $232.8 million and held to maturity of $64.4 million, with equity securities totaling $6.9 million. In 2011, the Company realized $1.9 million in gains on sales of securities, net of tax. A change in the portfolio mix resulted in an increase in mortgage backed securities, which provide monthly cash flows, and will positively affect reinvestment in higher rates.

As of December 31, 2010, securities equaled $307.5 million, an increase of $6.6 million, or 2.2%, from the prior year. At December 31, 2010, the Company had securities designated available for sale of $215.6 million and held to maturity of $84.8 million, with equity securities totaling $7.2 million. The increase in the securities portfolio was due to the decline in total loan demand, as excess deposit balances were invested accordingly. The Company realized gains on securities of $2.4 million, net of tax, in 2010, primarily through the fourth quarter sale of longer term tax-exempt municipal and agency mortgage-backed securities, and reinvested in shorter term U.S. Treasury bonds, thus enhancing risk-based capital ratios and protecting against potential future interest rate risk.

The following table summarizes the securities portfolio, except restricted stock and equity securities, by issuer as of the dates indicated (available for sale securities are not adjusted for unrealized gains or losses):

	December 31		
	2011	2010	2009
(amortized cost)	(Dollars in thousands)		
US government and agency securities	$ 8,260	$ 90,849	$ 18,141
Obligations of states and political subdivisions	70,351	82,935	117,928
Corporate and other securities	4,801	4,578	2,535
Mortgage-backed securities	208,836	122,188	149,730
	$ 292,248	$ 300,550	$ 288,334

The following table summarizes the securities portfolio by contractual maturity and issuer, including their weighted average yields as of December 31, 2011, excluding restricted stock (dollars in thousands):

	1 Year or Less	1-5 Years	5-10 Years	Over 10 Years	Total
U.S. Treasury Issue and other U.S. Government agencies					
Amortized Cost	$ 1,289	$ 1,656	$ —	$ 5,315	$ 8,260
Fair Value	1,364	1,768	—	5,315	8,447
Weighted Avg Yield	4.76%	4.20%	—	3.34 %	3.73%
State, county and municipal					
Amortized Cost	981	7,114	56,228	6,027	70,350
Fair Value	996	7,495	60,644	6,387	75,521
Weighted Avg Yield	5.19%	4.72%	4.49%	4.18%	4.50%
Corporate and other securities					
Amortized Cost	998	3,804	—	—	4,802
Fair Value	985	3,646	—	—	4,631
Weighted Avg Yield	2.15%	1.42%	—	—	1.57%
Mortgage Backed securities					
Amortized Cost	8,920	151,957	47,165	796	208,838
Fair Value	8,977	155,207	47,754	811	212,750
Weighted Avg Yield	2.12%	2.78%	2.52%	2.41%	2.69%
Total					
Amortized Cost	12,188	164,531	103,393	12,138	292,250
Fair Value	12,323	168,116	108,398	12,513	301,350
Weighted Avg Yield	2.65%	2.85%	3.59%	3.69%	3.14%

The amortized cost and fair value of securities available for sale and held to maturity as of December 31 are as follows (dollars in thousands):

	2011			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale				
U.S. Treasury issue and other U.S. Government agencies	$ 8,260	$ 187	$ —	$ 8,447
State, county and municipal	58,183	3,867	(7)	62,043
Corporate and other securities	4,801	1	(171)	4,631
Mortgage backed securities	156,582	1,512	(451)	157,643
Total securities available for sale	$ 227,826	$ 5,567	$ (629)	$ 232,764
Securities Held to Maturity				
State, county and municipal	$ 12,168	$ 1,311	$ —	$ 13,479
Mortgage backed securities	52,254	2,852	—	55,106
Total securities held to maturity	$ 64,422	$ 4,163	$ —	$ 68,585

	2010			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale				
U.S. Treasury issue and other U.S. Government agencies	$ 90,849	$ 246	$ (1,521)	$ 89,574
State, county and municipal	69,865	1,219	(749)	70,335
Corporate and other securities	3,576	14	(17)	3,573
Mortgage backed securities	51,489	610	(21)	52,078
Total securities available for sale	$ 215,779	$ 2,089	$ (2,308)	$ 215,560
Securities Held to Maturity				
State, county and municipal	$ 13,070	693	—	$ 13,763
Corporate and other securities	1,002	3	—	1,005
Mortgage backed securities	70,699	3,559	—	74,258
Total securities held to maturity	$ 84,771	$ 4,255	$ —	$ 89,026

	2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale				
U.S. Treasury issue and other U.S. Government agencies	$ 17,393	$ 434	$ (1)	$ 17,826
State, county and municipal	104,831	1,864	(557)	106,138
Corporate and other securities	1,511	93	—	1,604
Mortgage backed securities	51,434	1,573	(3)	53,004
Financial institution securities	1,192	113	(437)	868
Total securities available for sale	$ 176,361	$ 4,077	$ (998)	$ 179,440
Securities Held to Maturity				
U.S. Treasury issue and other U.S. Government agencies	$ 748	$ 2	$ —	$ 750
State, county and municipal	13,097	516	(4)	13,609
Corporate and other securities	1,024	29	—	1,053
Mortgage backed securities	98,296	3,308	(8)	101,596
Total securities held to maturity	$ 113,165	$ 3,855	$ (12)	$ 117,008

Included in other U.S. Government agencies are U.S. Government sponsored agency securities of $1.0 million with an amortized cost of $1.0 million as of December 31, 2011, $5.8 million with an amortized cost of $5.8 million as of December 31, 2010, and $13.3 million with an amortized cost of $13.1 million as of December 31, 2009. U.S. Government sponsored agency securities included in mortgage backed securities available for sale totaled $83.5 million with an amortized cost of $83.0 million as of December 31, 2011, $3.9 million with an amortized cost of $4.0 million as of December 31, 2010, and $41.0 million with an amortized cost of $39.8 million as of December 31, 2009. U.S. Government sponsored agency securities included in mortgage backed securities held to maturity totaled $39.5 million with a fair value of $41.5 million as of December 31, 2011, $54.3 million with a fair value of $57.0 million as of December 31, 2010, and $76.6 million with a fair value of $79.2 million as of December 31, 2009.

Deposits

The Company's lending and investing activities are funded primarily through its deposits. The following table summarizes the average balance and average rate paid on deposits by product for the periods ended December 31 (dollars in thousands):

	2011		2010		2009	
	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid
NOW	$ 112,152	0.33%	$98,535	0.28%	$110,677	0.64%
MMDA	122,028	0.78%	127,700	0.98%	85,582	1.43%
Savings	67,469	0.51%	62,513	0.57%	55,626	0.84%
Time deposits less than $100,000	348,695	1.64%	419,358	2.22%	487,455	3.10%
Time deposits $100,000 and over	209,544	1.64%	255,603	2.28%	239,630	2.59%
Total deposits	$ 859,888	1.26%	$963,709	1.77%	$978,970	2.42%

The Company derives a significant amount of its deposits through time deposits, and certificates of deposit specifically. The following tables summarize the contractual maturity of time deposits, including those $100,000 or more, as of December 31, 2011:

Scheduled maturities of time deposits

	Total (Dollars in thousands)
2012	$ 387,980
2013	101,930
2014	19,503
2015	20,414
2016	24,684
Total	$ 554,511

Maturities of time deposits of $100,000 and over

	Total	% of Deposits
	(Dollars in thousands)	
Within 3 months	$ 33,756	3.62%
3-6 months	38,069	4.08%
6-12 months	82,381	8.82%
over 12 months	73,922	7.92%
Total	$ 228,128	24.44%

Other Borrowings

The Company uses borrowings in conjunction with deposits to fund lending and investing activities. Borrowings include funding of a short-term and long-term nature. Short-term funding includes overnight borrowings from correspondent banks. Long-term borrowings are obtained through the FHLB of Atlanta. The following information is provided for borrowings balances, rates, and maturities (dollars in thousands):

	As of December 31		
	2011	2010	2009
Short-term:			
Fed Funds purchased	$ —	$ —	$ 8,999
Maximum month-end outstanding balance	$ 1,440	$ 6,000	$ 8,999
Average outstanding balance during the year	$ 191	$ 548	$ 971
Average interest rate during the year	0.63%	0.56%	0.82%
Average interest rate at end of year	—	—	0.60 %
Long-term:			
Federal Home Loan Bank advances	$ 37,000	$ 37,000	$ 37,000
Maximum month-end outstanding balance	$ 37,000	$ 41,000	$ 74,900
Average outstanding balance during the year	$ 37,000	$ 37,351	$ 38,904
Average interest rate during the year	3.21%	3.23%	3.23%
Average interest rate at end of year	3.21%	3.21%	3.21%

Maturities	Fixed Rate
2012	$ 22,000
2013	10,000
2014	—
2015	5,000
2016	—
Thereafter	—
Total	$ 37,000

Liquidity

Liquidity represents the Company's ability to meet present and future financial obligations through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. Liquid assets include cash, interest-bearing deposits with banks, federal funds sold, and certain investment securities. As a result of the Company's management of liquid assets and the ability to generate liquidity through liability funding, management believes that the Company maintains overall liquidity sufficient to satisfy its depositors' requirements and meet its customers' credit needs.

The Company's results of operations are significantly affected by its ability to manage effectively the interest rate sensitivity and maturity of its interest-earning assets and interest-bearing liabilities. At December 31, 2011, the Company's interest-earning assets exceeded its interest-bearing liabilities by approximately $47.9 million versus $32.9 million at December 31, 2010.

Summary of Liquid Assets

	December 31, 2011	December 31, 2010
	(Dollars in thousands)	
Cash and due from banks	$ 11,078	$ 8,604
Interest bearing bank deposits	10,673	22,777
Federal funds sold	—	2,000
Available for sale securities, at fair value, unpledged	196,603	177,527
Total liquid assets	$ 218,354	$ 210,908
Deposits and other liabilities	981,378	1,008,467
Ratio of liquid assets to deposits and other liabilities	22.25%	20.91%

Capital Resources

Capital resources are obtained and accumulated through earnings with which financial institutions may exercise control in comparison with deposits and borrowed funds. The adequacy of the Company's capital is reviewed by management on an ongoing basis with reference to size, composition, and quality of the Company's balance sheet. Moreover, capital levels are regulated and compared with industry standards. Management seeks to maintain a capital level exceeding regulatory statutes of "well capitalized" which is consistent to its overall growth plans, yet allows the Company to provide the optimal return to its shareholders.

On December 19, 2008, the Company entered into a Purchase Agreement with the U.S. Treasury pursuant to which it issued 17,680 shares of the Company's Fixed Rate Cumulative Perpetual Preferred Stock, Series A, having a liquidation preference of $1,000 per share, for a total price of $17.68 million. The issuance was made pursuant to the Treasury's Capital Purchase Plan under TARP. The Preferred Stock pays a cumulative dividend at a rate of 5% per year during the first five years and thereafter at 9% per year. As part of its purchase of the Series A Preferred Stock, the Treasury Department received a warrant (the "Warrant") to purchase 780,000 shares of the Company's common stock at an initial per share exercise price of $3.40.

On December 12, 2003, BOE Statutory Trust I, a wholly-owned subsidiary of BOE, was formed for the purpose of issuing redeemable capital securities. On December 12, 2003, $4.124 million of trust preferred securities were issued through a direct placement. The securities have a LIBOR-indexed floating rate of interest. The average interest rate at December 31, 2011, 2010 and 2009 was 3.43%, 3.34% and 3.89%, respectively. The securities have a mandatory redemption date of December 12, 2033 and are subject to varying call provisions which began December 12, 2008. The trust preferred notes may be included in tier 1 capital for regulatory capital adequacy determination purposes up to 25% of tier 1 capital after its inclusion. The portion of the trust preferred not considered as tier 1 capital may be included in tier 2 capital. At December 31, 2011 and December 31, 2010, all trust preferred notes were included in tier 1 capital.

The following table shows the Company's capital ratios:

(Dollars in thousands)	As of December 31 2011 Amount	2011 Ratio	2010 Amount	2010 Ratio
Total Capital to risk weighted assets				
CBTC consolidated	$ 102,137	16.16%	$ 99,707	15.58%
Essex Bank	102,235	16.16%	98,700	15.49%
Tier 1 Capital to risk weighted assets				
CBTC consolidated	94,853	15.01%	92,114	14.40%
Essex Bank	94,947	15.01%	91,138	14.30%
Tier 1 Capital to adjusted average total assets				
CBTC consolidated	94,853	8.91%	92,114	8.12%
Essex Bank	94,947	8.90%	91,138	8.04%

Financial Ratios

Financial ratios give investors a way to compare companies within industries to analyze financial performance. Return on average assets is net income as a percentage of average total assets. It is a key profitability ratio that indicates how effectively a bank has used its total resources. Return on average equity is net income as a percentage of average shareholders' equity. It provides a measure of how productively a Company's equity has been employed. Dividend payout ratio is the percentage of net income paid to shareholders as cash dividends during a given period. It is computed by dividing dividends per share by net income per common share. The Company utilizes leverage within guidelines prescribed by federal banking regulators as described in the section "Capital Requirements" in the preceding section. Leverage is average stockholders' equity divided by average total assets.

	Year Ended December 31		
	2011	2010	2009
Return on average assets	0.13%	(1.75%)	(2.37%)
Return on average equity	1.32%	(17.53%)	(19.31%)
Dividend payout ratio	n/a	(3.89%)	(11.15%)
Leverage	10.11%	10.00%	12.26%

Off-Balance Sheet Arrangements

A summary of the contract amount of the Bank's exposure to off-balance sheet risk as of December 31, 2011 and 2010, is as follows (dollars in thousands):

	2011	2010
Commitments with off-balance sheet risk:		
Commitments to extend credit	$ 51,964	$ 63,659
Standby letters of credit	9,278	12,114
Total commitments with off-balance sheet risk	$ 61,242	$ 75,773
Commitments with balance sheet risk:		
Loans held for sale	$ 580	$ —
Total commitments with balance sheet risk	580	—
Total other commitments	$ 61,822	$ 75,773

Commitments to extend credit are agreements to lend to a client as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each client's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

Unfunded commitments under lines of credit are commitments for possible future extensions of credit to existing clients. Those lines of credit may be drawn upon only to the total extent to which the Bank is committed.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a client to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to clients. The Bank holds certificates of deposit, deposit accounts, and real estate as collateral supporting those commitments for which collateral is deemed necessary.

A summary of the Corporation's contractual obligations at December 31, 2011 is as follows (dollars in thousands):

	Total	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
Trust preferred debt	$ 4,124	$ —	$ —	$ —	$ 4,124
Federal Home Loan Bank advances	37,000	22,000	15,000	—	—
Operating leases	3,465	533	781	294	1,857
Total contractual obligations	$ 44,589	$ 22,533	$ 15,781	$ 294	$ 5,981

Non GAAP Measures

Beginning January 1, 2009, business combinations must be accounted for under FASB ASC 805, *Business Combinations*, using the acquisition method of accounting. The Company has accounted for its previous business combinations under the purchase method of accounting. The original merger between the Company, TFC and BOE as well as acquisition of SFSB were business combinations accounted for using the purchase method of accounting. TCB transaction was accounted for as an asset purchase. At December 31, 2011 and 2010, core deposit intangible assets totaled $12.6 million and $14.8, respectively. Goodwill was zero at December 31, 2011 and 2010.

In reporting the results of 2011, 2010 and 2009 in Item 6 above, the Company has provided supplemental performance measures on an operating or tangible basis. Such measures exclude amortization expense related to intangible assets, such as core deposit intangibles. In addition, the most significant impact on the Company's GAAP earnings in 2009 arose from the goodwill impairment charge described earlier in this section. The goodwill impairment charge was a non-cash, traditionally non-recurring item that created the GAAP loss for the year, and thus the supplemental performance measures exclude this item. The Company believes these measures are useful to investors as they exclude non-operating adjustments resulting from acquisition activity and allow investors to see the combined economic results of the organization. Non-GAAP operating earnings per share was $0.14 for the year ended December 31, 2011 compared with $(0.64) in 2010 and $0.17 in 2009. Non-GAAP return on average tangible common equity and assets for the year ended December 31, 2011 was 3.80% and 0.28%, respectively, compared with (16.60%) and (1.17%), respectively, in 2010 and 3.74% and 0.30%, respectively, in 2009.

These measures are a supplement to GAAP used to prepare the Company's financial statements and should not be viewed as a substitute for GAAP measures. In addition, the Company's non-GAAP measures may not be comparable to non-GAAP measures of other companies. The following table reconciles these non-GAAP measures from their respective GAAP basis measures for the years ended December 31, 2011, 2010 and 2009 (dollars in thousands):

	2011	2010	2009
Net (loss) income	$ 1,444	$ (20,993)	$ (29,827)
Plus: core deposit intangible amortization, net of tax	1,492	1,492	1,479
Plus: goodwill impairment	—	5,727	31,949
Non-GAAP operating earnings	$ 2,936	$ (13,774)	$ 3,601
Average assets	$ 1,079,470	$ 1,197,760	$ 1,260,530
Less: average goodwill	—	2,885	22,547
Less: average core deposit intangibles	13,735	15,995	17,961
Average tangible assets	$ 1,065,735	$ 1,178,880	$ 1,220,022
Average equity	$ 109,119	$ 119,775	$ 154,495
Less: average goodwill	—	2,885	22,547
Less: average core deposit intangibles	13,735	15,995	17,961
Less: average preferred equity	18,139	17,936	17,775
Average tangible common equity	$ 77,245	$ 82,959	$ 96,212
Weighted average shares outstanding, diluted	21,565	21,468	21,468
Non-GAAP earnings per share, diluted	$ 0.14	$ (0.64)	$ 0.17
Average tangible common equity/average tangible assets	7.25%	7.04%	7.89%
Non-GAAP return on average tangible assets	0.28%	(1.17%)	0.30%
Non-GAAP return on average tangible common equity	3.80%	(16.60%)	3.74%

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Market risk is the risk of loss in a financial instrument arising from adverse changes in market rates or prices such as interest rates, foreign currency exchange rates, commodity prices and equity prices. The Company's primary market risk exposure is interest rate risk. The ongoing monitoring and management of interest rate risk is an important component of the Company's asset/liability management process, which is governed by policies established by its Board of Directors that are reviewed and approved annually. The Board of Directors delegates responsibility for carrying out asset/liability management policies to the Asset/Liability Committee ("ALCO") of the Bank. In this capacity, ALCO develops guidelines and strategies that govern the Company's asset/liability management related activities, based upon estimated market risk sensitivity, policy limits and overall market interest rate levels and trends.

Interest rate risk represents the sensitivity of earnings to changes in market interest rates. As interest rates change, the interest income and expense streams associated with the Company's financial instruments also change, affecting net interest income, the primary component of the Company's earnings. ALCO uses the results of a detailed and dynamic simulation model to quantify the estimated exposure of net interest income to sustained interest rate changes. While ALCO routinely monitors simulated net interest income sensitivity over various periods, it also employs additional tools to monitor potential longer-term interest rate risk.

The simulation model captures the impact of changing interest rates on the interest income received and interest expense paid on all assets and liabilities reflected on the Company's balance sheet. The simulation model is prepared and updated monthly. This sensitivity analysis is compared to ALCO policy limits, which specify a maximum tolerance level for net interest income exposure over a one-year horizon, assuming no balance sheet growth, given a 200 basis point upward shift and a 200 basis point downward shift in interest rates. A parallel shift in rates over a 12-month period is assumed.

The following table represents the change to net interest income given interest rate shocks up and down 100 and 200 basis points at December 31, 2011, 2010 and 2009 (dollars in thousands):

	Change in net interest income					
	2011		2010		2009	
	%	$	%	$	%	$
Change in Yield curve						
+200 bp	(0.7)%	(243)	(3.2)%	(1,161)	(3.4)%	(1,453)
+100 bp	(0.2)%	(63)	(2.0)%	(733)	(2.3)%	(994)
most likely	0%	—	0%	—	0%	—
−100 bp	2.3%	859	5.8%	2,120	3.7%	1,568
−200 bp	1.5%	537	11.8%	4,266	8.4%	3,598

At December 31, 2011, the Company's interest rate risk model indicated that, in a rising rate environment of 200 basis points over a 12 month period, net interest income could decrease by 0.7%. For the same time period, the interest rate risk model indicated that in a declining rate environment of 200 basis points, net interest income could increase by 1.5%. While these percentages are subjective based upon assumptions used within the model, management believes the balance sheet is appropriately balanced with acceptable risk to changes in interest rates.

The preceding sensitivity analysis does not represent a forecast and should not be relied upon as being indicative of expected operating results. These hypothetical estimates are based upon numerous assumptions, including the nature and timing of interest rate levels such as yield curve shape, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment or replacement of asset and liability cash flows. While assumptions are developed based upon current economic and local market conditions, the Company cannot make any assurances about the predictive nature of these assumptions, including how customer preferences or competitor influences might change.

Also, as market conditions vary from those assumed in the sensitivity analysis, actual results will also differ due to factors such as prepayment and refinancing levels likely deviating from those assumed, the varying impact of interest rate change, caps or floors on adjustable rate assets, the potential effect of changing debt service levels on customers with adjustable rate loans, depositor early withdrawals and product preference changes, and other internal and external variables. Furthermore, the sensitivity analysis does not reflect actions that ALCO might take in response to, or in anticipation of, changes in interest rates.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Financial Statements

elliott davis

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Community Bankers Trust Corporation and Subsidiary
Glen Allen, Virginia

We have audited the accompanying consolidated balance sheets of Community Bankers Trust Corporation and subsidiary (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of income (loss), changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Community Bankers Trust Corporation and subsidiary as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). Our report dated March 29, 2012 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Elliott Davis, LLC

Galax, Virginia
March 29, 2012

elliott davis

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Community Bankers Trust Corporation and Subsidiary
Glen Allen, Virginia

We have audited the internal control over financial reporting of Community Bankers Trust Corporation and subsidiary (the "Company") as of December 31, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2011 and December 31, 2010 and the related consolidated statements of income (loss), changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2011 and our report dated March 29, 2012 expressed an unqualified opinion thereon.

Elliott Davis, LLC

Galax, Virginia
March 29, 2012

COMMUNITY BANKERS TRUST CORPORATION
CONSOLIDATED BALANCE SHEETS
as of December 31, 2011 and 2010

	(Dollars in thousands) 2011	2010
ASSETS		
Cash and due from banks	$ 11,078	$ 8,604
Interest bearing bank deposits	10,673	22,777
Federal funds sold	—	2,000
Total cash and cash equivalents	21,751	33,381
Securities available for sale, at fair value	232,764	215,560
Securities held to maturity, at cost (fair value of $68,585 and $89,026, respectively)	64,422	84,771
Equity securities, restricted, at cost	6,872	7,170
Total securities	304,058	307,501
Loans held for resale	580	—
Loans, non-covered	544,718	525,548
Loans covered by FDIC shared loss agreement	97,561	115,537
Total loans	642,279	641,085
Allowance for loan losses (non-covered loans of $14,835 and $25,543, respectively; covered loans of $776 and $829, respectively)	(15,611)	(26,372)
Net loans	626,668	614,713
FDIC indemnification asset	42,641	58,369
Bank premises and equipment, net	35,084	35,587
Other real estate owned, covered by FDIC shared loss agreement	5,764	9,889
Other real estate owned, non-covered	10,252	5,928
Bank owned life insurance	14,592	6,829
FDIC receivable under shared loss agreement	1,780	7,250
Core deposit intangibles, net	12,558	14,819
Other assets	16,768	21,328
Total assets	$ 1,092,496	$ 1,115,594
LIABILITIES		
Deposits:		
Noninterest bearing	$ 64,953	$ 62,359
Interest bearing	868,538	899,366
Total deposits	933,491	961,725
Federal Home Loan Bank advances	37,000	37,000
Trust preferred capital notes	4,124	4,124
Other liabilities	6,701	5,618
Total liabilities	981,316	1,008,467
Commitment and Contingencies (Note 17)		
STOCKHOLDERS' EQUITY		
Preferred stock (5,000,000 shares authorized, $0.01 par value; 17,680 shares issued and outstanding)	17,680	17,680
Warrants on preferred stock	1,037	1,037
Discount on preferred stock	(454)	(660)
Common stock (200,000,000 shares authorized, $0.01 par value; 21,627,549 and 21,468,455 shares issued and outstanding, respectively)	216	215
Additional paid in capital	144,243	143,999
Retained deficit	(53,761)	(54,999)
Accumulated other comprehensive income	2,219	(145)
Total stockholders' equity	111,180	107,127
Total liabilities and stockholders' equity	$ 1,092,496	$ 1,115,594

See accompanying notes to consolidated financial statements

COMMUNITY BANKERS TRUST CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
For the Years Ended December 31, 2011, 2010 and 2009
(Dollars and shares in thousands, except per share data)

	2011	2010	2009
Interest and dividend income			
Interest and fees on non-covered loans	$ 29,272	$ 33,444	$ 36,019
Interest and fees on FDIC covered loans	17,576	13,759	15,139
Interest on federal funds sold	6	9	37
Interest on deposits in other banks	65	100	296
Interest and dividends on securities			
Taxable	8,091	8,486	9,635
Nontaxable	1,025	3,128	3,394
Total interest and dividend income	56,035	58,926	64,520
Interest expense			
Interest on deposits	10,815	17,041	23,717
Interest on federal funds purchased	1	3	8
Interest on other borrowed funds	1,412	1,345	1,409
Total interest expense	12,228	18,389	25,134
Net interest income	43,807	40,537	39,386
Provision for loan losses	1,498	27,363	19,089
Net interest income after provision for loan losses	42,309	13,174	20,297
Noninterest income			
Service charges on deposit accounts	2,503	2,464	2,506
Gain on bank acquisition transaction	—	—	20,255
Gain on securities transactions, net	2,868	3,588	856
Gain (loss) on sale of other real estate, net	(2,869)	(5,052)	656
FDIC indemnification asset amortization	(10,364)	(3,165)	662
Other	2,911	3,809	1,305
Total noninterest income	(4,951)	1,644	26,240
Noninterest expense			
Salaries and employee benefits	16,603	19,190	21,967
Occupancy expenses	2,894	2,948	2,662
Equipment expenses	1,237	1,394	1,595
Legal fees	444	456	1,002
Professional fees	583	1,802	2,012
FDIC assessment	2,788	2,395	2,904
Data processing fees	1,864	2,306	2,837
Amortization of intangibles	2,261	2,261	2,241
Impairment of goodwill	—	5,727	31,949
Other operating expenses	7,180	6,774	6,791
Total noninterest expense	35,854	45,253	75,960
Income (loss) before income taxes	1,504	(30,435)	(29,423)
Income tax (expense) benefit	(60)	9,442	(404)
Net income (loss)	$ 1,444	$ (20,993)	$ (29,827)
Dividends accrued on preferred stock	—	442	800
Accretion of discount on preferred stock	206	194	177
Accumulated preferred dividends	884	442	—
Net income (loss) available to common stockholders	$ 354	$ (22,071)	$ (30,804)
Net income (loss) per share — basic	$ 0.02	$ (1.03)	$ (1.43)
Net income (loss) per share — diluted	$ 0.02	$ (1.03)	$ (1.43)
Weighted average number of shares outstanding			
basic	21,565	21,468	21,468
diluted	21,565	21,468	21,468

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2011, 2010 and 2009
(Dollars and shares in thousands)

	Preferred Stock	Warrants	Discount on Preferred Stock	Common Stock Shares	Common Stock Amount	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance December 31, 2008	$ 17,680	$ 1,037	$ (1,031)	21,468	$ 215	$ 146,076	$ 1,691	$ (1,265)	$ 164,403
Amortization of preferred stock warrants	—	—	177	—	—	—	(177)	—	—
Reclassification for preferred stock dividends	—	—	—	—	—	—	37	—	37
Repurchase of warrants	—	—	—	—	—	(2,077)	—	—	(2,077)
Dividend paid on preferred stock	—	—	—	—	—	—	(800)	—	(800)
Comprehensive income:									
Net loss	—	—	—	—	—	—	(29,827)	—	(29,827)
Change in net unrealized gain/ loss in investment securities, net of tax of $1,576	—	—	—	—	—	—	—	3,059	3,059
Less: Reclassification adjustment for gain on securities sold, net of tax of $291	—	—	—	—	—	—	—	(565)	(565)
Change in funded status of pension plan, net of tax of $158	—	—	—	—	—	—	—	307	307
Total comprehensive loss	—	—	—	—	—	—	—	—	(27,026)
Dividends paid on common stock ($.16 per share)	—	—	—	—	—	—	(3,435)	—	(3,435)
Balance December 31, 2009	$ 17,680	$ 1,037	$ (854)	21,468	$ 215	$ 143,999	$(32,511)	$ 1,536	$ 131,102
Amortization of preferred stock warrants	—	—	194	—	—	—	(194)	—	—
Dividend paid on preferred stock	—	—	—	—	—	—	(442)	—	(442)
Comprehensive income:									
Net loss	—	—	—	—	—	—	(20,993)	—	(20,993)
Change in unrealized gain/loss in equity securities	—	—	—	—	—	—	—	(6)	(6)
Change in net unrealized gain/loss in investment securities, net of tax of $2,338	—	—	—	—	—	—	—	(4,539)	(4,539)
Less: Reclassification adjustment for gain on securities sold, net of tax of $1,064	—	—	—	—	—	—	—	2,065	2,065
Less: Reclassification adjustment for loss on securities available for sale related to other than temporary impairments, net of tax of $156	—	—	—	—	—	—	—	303	303
Change in funded status of pension plan, net of tax of $256	—	—	—	—	—	—	—	496	496
Total comprehensive loss	—	—	—	—	—	—	—		(22,674)
Dividends paid on common stock ($.04 per share)	—	—	—	—	—	—	(859)	—	(859)
Balance December 31, 2010	$ 17,680	$ 1,037	$ (660)	21,468	$ 215	$ 143,999	$ (54,999)	$ (145)	$ 107,127
Amortization of preferred stock warrants	—	—	206	—	—	—	(206)	—	—
Issuance of common stock	—	—	—	160	1	182	—	—	183
Issuance of stock options						62			62
Comprehensive income:									
Net income	—	—	—	—	—	—	1,444	—	1,444
Change in unrealized gain/loss in investment securities, net of tax of $777	—	—	—	—	—	—	—	1,509	1,509
Less: Reclassification adjustment for gain on securities sold, net of tax of $975	—	—	—	—	—	—	—	1,893	1,893
Change in funded status of pension plan, net of tax of $535	—	—	—	—	—	—	—	(1,038)	(1,038)
Total comprehensive income									3,808
Balance December 31, 2011	$ 17,680	$ 1,037	$ (454)	21,628	$ 216	$ 144,243	$ (53,761)	$ 2,219	$ 111,180

See accompanying notes to consolidated financial statements

COMMUNITY BANKERS TRUST CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2011, 2010 and 2009

	2011	2010	2009
	(Dollars in thousands)		
Operating activities:			
Net income (loss)	$ 1,444	$ (20,993)	$ (29,827)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and intangibles amortization	4,055	4,270	4,227
Issuance of common stock and stock options	245	—	—
Provision for loan losses	1,498	27,363	19,089
Deferred tax (benefit) expense	967	(9,637)	336
Amortization of security premiums and accretion of discounts, net	2,060	1,752	1,833
Net (decrease) increase in loans held for sale	(580)	—	200
Net gain on SFSB transaction	—	—	(20,255)
Impairment of goodwill	—	5,727	31,949
Net (gain) on sale of securities	(2,868)	(3,588)	(856)
Net loss (gain) on sale of other real estate owned	2,869	5,052	(656)
Changes in assets and liabilities:			
Decrease (increase) in other assets	23,605	23,910	(6,172)
Decrease in accrued expenses and other liabilities	(490)	(6,982)	(6,509)
Net cash provided by (used in) operating activities	32,805	26,874	(6,641)
Investing activities:			
Proceeds from securities sales, calls, maturities and paydowns	310,951	166,116	170,294
Proceeds from sale of other real estate	8,759	6,855	—
Improvements of other real estate	(211)	—	—
Purchase of securities	(301,549)	(173,805)	(168,949)
Net decrease (increase) in loans excluding covered loans	(42,258)	26,499	(65,296)
Net decrease in loans covered by FDIC shared-loss agreement	15,610	27,919	47,318
Principal recoveries of loans previously charged off	588	1,156	742
Purchase of premises and equipment, net	(591)	(491)	(14,944)
BOLI investment payments	(7,500)	—	—
Cash acquired in bank acquisitions	—	—	54,717
Net cash (used in) provided by investing activities	(16,201)	54,249	23,882
Financing activities:			
Net decrease in noninterest bearing and interest bearing demand deposits	(28,234)	(69,677)	(77,701)
Net(decrease) increase in federal funds purchased	—	(8,999)	8,999
Net decrease in Federal Home Loan Bank advances	—	—	(38,425)
Cash paid to redeem shares related to asserted appraisal rights and retire warrants	—	—	(2,077)
Cash dividends paid	—	(1,301)	(4,235)
Net cash used in financing activities	(28,234)	(79,977)	(113,439)
Net (decrease) increase in cash and cash equivalents	(11,630)	1,146	(96,198)
Cash and cash equivalents:			
Beginning of period	33,381	32,235	128,433
End of the period	$ 21,751	$ 33,381	$ 32,235
Supplemental disclosures of cash flow information:			
Interest paid	$ 12,434	$ 19,472	$ 26,819
Income taxes paid	87	250	269
Transfers of other real estate owned property	12,316	13,745	1,363
Non-cash transactions related to business combinations			
Increase in assets and liabilities:			
Loans	$ —	$ —	$ 198,253
Other real estate owned	—	—	9,416
Securities	—	—	7,410
FDIC indemnification assets	—	—	84,584
Fixed assets	—	—	37
Other assets	—	—	10,332
Deposits	—	—	302,756
Borrowings	—	—	37,525
Other Liabilities	—	—	1,757

See accompanying notes to consolidated financial statements

Note 1. Nature of Banking Activities and Significant Accounting Policies

Organization

Community Bankers Trust Corporation (the "Company") is a bank holding company that was incorporated under Delaware law on April 6, 2005. The Company is headquartered in Glen Allen, Virginia and is the holding company for Essex Bank (the "Bank"), a Virginia state bank with 24 full-service offices in Virginia, Maryland and Georgia.

The Company was initially formed as a special purpose acquisition company to effect a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business in the banking industry. Prior to its acquisition of two bank holding companies in 2008, the Company's activities were limited to organizational matters, completing its initial public offering and seeking and evaluating possible business combination opportunities. On May 31, 2008, the Company acquired each of TransCommunity Financial Corporation, a Virginia corporation ("TFC"), and BOE Financial Services of Virginia, Inc., a Virginia corporation ("BOE"). The Company changed its corporate name in connection with the acquisitions. On November 21, 2008, the Bank acquired certain assets and assumed all deposit liabilities relating to four former branch offices of The Community Bank ("TCB"), a Georgia state-chartered bank. On January 30, 2009, the Bank acquired certain assets and assumed all deposit liabilities relating to seven former branch offices of Suburban Federal Savings Bank, Crofton, Maryland ("SFSB").

The Bank was established in 1926 and is headquartered in Tappahannock, Virginia. The Bank engages in a general commercial banking business and provides a wide range of financial services primarily to individuals and small businesses, including individual and commercial demand and time deposit accounts, commercial and industrial loans, consumer and small business loans, real estate and mortgage loans, investment services, on-line and mobile banking products, and safe deposit box facilities. Thirteen offices are located in Virginia, primarily from the Chesapeake Bay to just west of Richmond, seven are located in Maryland along the Baltimore-Washington corridor and four are located in the Atlanta, Georgia metropolitan market.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and the Bank, its wholly-owned subsidiary. All material intercompany balances and transactions have been eliminated in consolidation. FASB ASC 810, *Consolidation,* requires that the Company no longer eliminate through consolidation the equity investment in BOE Statutory Trust I, which approximated $124,000 at December 31, 2011and 2010. The subordinated debt of the Trust is reflected as a liability of the Company.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company has defined cash and cash equivalents as cash and due from banks, interest-bearing bank balances, and federal funds sold.

Restricted Cash

The Bank is required to maintain a reserve against its deposits in accordance with Regulation D of the Federal Reserve Act. For the final weekly reporting period in each of the years ended December 31, 2011 and 2010, the aggregate amount of daily average required reserves was $7.8 million.

Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Securities not classified as held to maturity, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other than temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the settlement date and are determined using the specific identification method.

Restricted Securities

The Company is required to maintain an investment in the capital stock of certain correspondent banks. The Company's investment in these securities is recorded at cost.

Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income. Mortgage loans held for sale are sold with the mortgage servicing rights released by the Company.

The Company enters into commitments to originate certain mortgage loans whereby the interest rate on the loans is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. The period of time between issuance of a loan commitment and closing and the sale of the loan generally ranges from thirty to ninety days. The Company protects itself from changes in interest rates through the use of best efforts forward delivery commitments, whereby the Company commits to sell a loan at the time the borrower commits to an interest rate with the intent that the buyer has assumed interest rate risk on the loan. As a result, the Company is not exposed to losses nor will it realize significant gains related to its rate lock commitments due to changes in interest rates. The correlation between the rate lock commitments and the best efforts contracts is very high due to their similarity. Because of this high correlation, the gain or loss that occurs on the rate lock commitments is immaterial.

Loans

The Bank grants mortgage, commercial and consumer loans to customers. A significant portion of the loan portfolio is represented by 1-4 family residential mortgage loans. The ability of the Bank's debtors to honor their contracts is dependent upon the real estate and general economic conditions in the Bank's market area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Consumer loans are typically charged off no later than 180 days past due. In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on non-accrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all of the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses on Non-covered loans

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance is an amount that management believes is appropriate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio, based on an evaluation of the collectability of existing loans and prior loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. This evaluation does not include the effects of expected losses on specific loans or groups of loans that are related to future events or expected changes in economic conditions. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses, and may require the Bank to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

The allowance consists of specific and general components. For loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors.

In the third quarter of 2010, the Company refined the factors used to calculate the FASB ASC 450, *Contingencies*, component of the allowance for loan loss to include more quantifiable information supported by current economic data. The analysis consists of these components: a) linear regression analysis of historical loss data provided by the FDIC, b) historical losses for the Company since inception on May 31, 2008, c) risk grade migrations and delinquency migrations of the loan portfolio, and d) an unallocated component to capture management's view of the overall impact of those factors discussed in the above paragraph. This revision had an impact of a decrease to the amount of allowance for loan losses on non-covered loans of approximately $500,000.

In the fourth quarter of 2011, the Company further refined the historical losses factor used to calculate the FASB ASC 450, *Contingencies*, component of the allowance for loan losses. Management has performed an assessment of all significant construction and land development loans remaining in the pool. The Company adjusted the historical losses factor to accommodate for changes in the Company's underwriting standards related to the construction and land development portfolio as well as unusual events that occurred, such as fraud. The Company has adjusted the factor for significant charge-offs on loans made prior to the underwriting standard changes, as they do not reflect the risk present in the current portfolio. In addition, the Company adopted an additional environmental factor related to increased credit risk in the home equity lines of credit pool. These revisions had an impact of a decrease to the amount of allowance for loan losses on non-covered loans of approximately $1.5 million.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of the expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures.

Allowance for Loan Losses on Covered Loans

The covered loans acquired are subject to credit review standards described above for non-covered loans. If and when credit deterioration occurs subsequent to the acquisition date, a provision for credit loss for covered loans will be charged to earnings for the full amount without regard to the FDIC shared-loss agreements. The Company makes an estimate of the total cash flows it expects to collect from a pool of covered loans, which includes undiscounted expected principal and interest. Over the life of the loan or pool, the Company continues to estimate cash flows expected to be collected. Subsequent decreases in cash flows expected to be collected over the life of the pool are recognized as impairment in the current period through allowance for loan loss. Subsequent increases in expected or actual cash flows are first used to reverse any existing valuation allowance for that loan or pool. Any remaining increase in cash flows expected to be collected is recognized as an adjustment to the yield over the remaining life of the pool.

Accounting for Certain Loans or Debt Securities Acquired in a Transfer

FASB ASC 310, *Receivables* requires acquired loans to be recorded at fair value and prohibits carrying over valuation allowances in the initial accounting for acquired impaired loans. Loans carried at fair value, mortgage loans held for sale, and loans to borrowers in good standing under revolving credit arrangements are excluded from the scope of FASB ASC 310 which limits the yield that may be accreted to the excess of the undiscounted expected cash flows over the investor's initial investment in the loan. The excess of the contractual cash flows over expected cash flows may not be recognized as an adjustment of yield. Subsequent increases in cash flows to be collected are recognized prospectively through an adjustment of the loan's yield over its remaining life. Decreases in expected cash flows are recognized as impairments through allowance for loan losses.

The Company's acquired loans from the SFSB acquisition (the "covered loans"), subject to FASB ASC Topic 805, *Business Combinations* (formerly SFAS 141(R)), are recorded at fair value and no separate valuation allowance was recorded at the date of acquisition. FASB ASC 310-30, *Loans and Debt Securities Acquired with Deteriorated Credit Quality* (formerly SOP 03-3), applies to loans acquired in a transfer with evidence of deterioration of credit quality for which it is probable, at acquisition, that the investor will be unable to collect all contractually required payments receivable. The Company is applying the provisions of FASB ASC 310-30 to all loans acquired in the SFSB acquisition. The Company has grouped loans together based on common risk characteristics including product type, delinquency status and loan documentation requirements among others.

The Company has made an estimate of the total cash flows it expects to collect from each pool of loans, which includes undiscounted expected principal and interest. The excess of that amount over the fair value of the pool is referred to as accretable yield. Accretable yield is recognized as interest income on a constant yield basis over the life of the pool. The Company also determines each pool's contractual principal and contractual interest payments. The excess of that amount over the total cash flows it expects to collect from the pool is referred to as nonaccretable difference, which is not accreted into income. Judgmental prepayment assumptions are applied to both contractually required payments and cash flows expected to be collected at acquisition. Over the life of the loan or pool, the Company continues to estimate cash flows expected to be collected. Subsequent decreases in cash flows expected to be collected over the life of the pool are recognized as an impairment in the current period through allowance for loan loss. Subsequent increases in expected or actual cash flows are first used to reverse any existing valuation allowance for that loan or pool. Any remaining increase in cash flows expected to be collected is recognized as an adjustment to the accretable yield with the amount of periodic accretion adjusted over the remaining life of the pool.

Bank Premises and Equipment

Bank premises and equipment are stated at cost less accumulated depreciation. Land is carried at cost. Depreciation of bank premises and equipment is computed on the straight-line method over estimated useful lives of 10 to 50 years for premises and 3 to 20 years for equipment, furniture and fixtures.

Costs of maintenance and repairs are charged to expense as incurred and major improvements are capitalized. Upon sale or retirement of depreciable properties, the cost and related accumulated depreciation are eliminated from the accounts and the resulting gain or loss is included in the determination of income.

Other Real Estate Owned

Real estate acquired through, or in lieu of, loan foreclosure is held for sale and is initially recorded at the fair value at the date of foreclosure net of estimated selling costs, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of the carrying amount or the fair value less costs to sell. Revenues and expenses from operations and changes in the valuation allowance are included in other operating expenses. Costs to bring a property to salable condition are capitalized up to the fair value of the property while costs to maintain a property in salable condition are expensed as incurred. The Company had $10.3 million and $5.9 million in other real estate, non-covered at December 31, 2011 and 2010, respectively, and $5.8 million and $9.9 million in other real estate, covered at December 31, 2011 and 2010, respectively.

Goodwill and Other Intangibles

FASB ASC 805, *Business Combinations*, requires that the purchase method of accounting be used for all business combinations after June 30, 2001. With purchase acquisitions, the Company is required to record assets acquired, including any intangible assets, and liabilities assumed at fair value, which involves relying on estimates based on third party valuations, such as appraisals, or internal valuations based on discounted cash flow analysis or other valuation methods. The Company records goodwill per FASB ASC 350, *Intangibles-Goodwill and Others*. Accordingly, goodwill is no longer subject to amortization over its estimated useful life, but is subject to at least an annual assessment for impairment by applying a fair value-based test. Additionally, under FASB ASC 350, acquired intangible assets (such as core deposit intangibles) are separately recognized if the benefit of the assets can be sold, transferred, licensed, rented, or exchanged, and amortized over their useful lives. FASB ASC 350 discontinues any amortization of goodwill and other intangible assets with indefinite lives, but requires an impairment review at least annually or more often if certain conditions exist. The Company followed FASB ASC 350 and determined that any core deposit intangibles will be amortized over the estimated useful life. Core deposit intangible are evaluated for impairment in accordance with FASB ASC 350.

Advertising Costs

The Company follows the policy of expensing advertising costs as incurred, which totaled $329,000, $345,000, and $494,000 for 2011, 2010, and 2009, respectively.

Income Taxes

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the statement of income. Under FASB ASC 740, *Income Taxes,* a valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. In management's opinion, based on a three year taxable income projection, tax strategies which would result in potential securities gains and the effects of off-setting deferred tax liabilities, it is more likely than not that the deferred tax assets are realizable. Included in deferred tax assets are the tax benefits derived from net operating loss carryforwards totaling $3.8 million. Management expects to utilize all of these carryforward amounts prior to expiration.

The Company and its subsidiaries are subject to U. S. federal income tax as well as various state income taxes. All years from 2008 through 2011 are open to examination by the respective tax authorities.

Earnings Per Share

Basic earnings per share (EPS) is computed based on the weighted average number of shares outstanding and excludes any dilutive effects of options, warrants and convertible securities. Diluted EPS is computed in a manner similar to basic EPS, except for certain adjustments to the numerator and the denominator. Diluted EPS gives effect to all dilutive potential common shares that were outstanding at the end of the period. Potential common shares that may be issued by the Company relate solely to outstanding stock options and warrants and are determined using the treasury stock method. The Company declared and paid $442,000 and $800,000 in dividends on preferred stock in 2010 and 2009, respectively.

Stock-Based Compensation

Prior to the Company's mergers with BOE and TFC, both of these entities had stock-based compensation plans. In April 2009, the Company adopted the Community Bankers Trust Corporation 2009 Stock Incentive Plan which is authorized to issue up to 2,650,000 shares of common stock. See Note 14 for details regarding these plans.

Recent Accounting Pronouncements

In April 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-02, *Receivables (Topic 310): A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring.* The FASB believes the guidance in this ASU will improve financial reporting by creating greater consistency in the way GAAP is applied for various types of debt restructurings. The ASU clarifies which loan modifications constitute troubled debt restructurings. It is intended to assist creditors in determining whether a modification of the terms of a receivable meets the criteria to be considered a troubled debt restructuring, both for purposes of recording an impairment loss and for disclosure of troubled debt restructurings. In evaluating whether a restructuring constitutes a troubled debt restructuring, a creditor must separately conclude that both of the following exist: (*a*) the restructuring constitutes a concession; and (*b*) the debtor is experiencing financial difficulties. The amendments to Topic 310 clarify the guidance on a creditor's evaluation of whether it has granted a concession and whether a debtor is experiencing financial difficulties. The guidance is effective for interim and annual periods beginning on or after June 15, 2011, and applies retrospectively to restructurings occurring on or after the beginning of the fiscal year of adoption. The Company adopted this guidance with no material impact on its consolidated financial statements.

In May 2011, the FASB issued ASU No. 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS.* This ASU provides common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term "fair value" for both US GAAP and IFRS (International Financial Reporting Standards) regulations. The Boards have concluded the common requirements will result in greater comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments are effective during interim and annual periods beginning after December 15, 2011 and are to be applied prospectively. The Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

In June 2011, the FASB has issued ASU No. 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income.* The ASU eliminates the option to present other comprehensive income as a part of the statement of changes in stockholders' equity and requires consecutive presentation of the statement of net income and other comprehensive income. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and are to be applied retrospectively. In December 2011, the topic was further amended to defer the effective date of presenting reclassification adjustments from other comprehensive income to net income on the face of the financial statements. Companies should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect prior to this ASU while FASB redeliberates future requirements. The Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

Business Combinations and Acquisitions

On January 30, 2009, the Bank acquired substantially all assets and assumed all deposit and certain other liabilities relating to seven former branch offices of SFSB. The transaction was consummated pursuant to a Purchase and Assumption Agreement, dated January 30, 2009, by and among the FDIC, as Receiver for SFSB and the Bank. Pursuant to the terms of the Purchase and Assumption Agreement, the Bank assumed approximately $303 million in deposits, all of which were deemed to be core deposits and maintain their current insurance coverage. The Bank also acquired approximately $362 million in loans (based on contract value) and other assets and agreed to provide loan servicing to SFSB's existing loan customers. The Bank bid a negative $45 million for the net assets acquired. The Bank has entered into shared-loss agreements with the FDIC with respect to certain assets acquired. These are referred to as covered assets. Refer to Notes 4 and 5 for further discussion on covered loans and the FDIC shared-loss agreements. In relation to this acquisition, the Company followed the acquisition method of accounting as outlined in FASB ASC 805, *Business Combinations*. Management relied on external analyses by appraisers in determining the fair value of assets acquired and liabilities assumed.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of other real estate owned, projected cash flows relating to certain acquired loans, the value of the indemnification asset, and the valuation of deferred tax assets.

Reclassifications

Certain reclassifications have been made to prior period balances to conform to the current year presentations.

Note 2. Securities

The amortized cost and fair value of securities available for sale and held to maturity as of December 31 are as follows (dollars in thousands):

	2011			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale				
U.S. Treasury issue and other U.S. Government agencies	$ 8,260	$ 187	$ —	$ 8,447
State, county and municipal	58,183	3,867	(7)	62,043
Corporate and other securities	4,801	1	(171)	4,631
Mortgage backed securities	156,582	1,512	(451)	157,643
Total securities available for sale	$ 227,826	$ 5,567	$ (629)	$232,764
Securities Held to Maturity				
State, county and municipal	$ 12,168	$ 1,311	$ —	$ 13,479
Mortgage backed securities	52,254	2,852	—	55,106
Total securities held to maturity	$ 64,422	$ 4,163	$ —	$ 68,585

	2010			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale				
U.S. Treasury issue and other U.S. Government agencies	$ 90,849	$ 246	$ (1,521)	$ 89,574
State, county and municipal	69,865	1,219	(749)	70,335
Corporate and other securities	3,576	14	(17)	3,573
Mortgage backed securities	51,489	610	(21)	52,078
Total securities available for sale	$ 215,779	$ 2,089	$ (2,308)	$ 215,560
Securities Held to Maturity				
State, county and municipal	$ 13,070	693	—	$ 13,763
Corporate and other securities	1,002	3	—	1,005
Mortgage backed securities	70,699	3,559	—	74,258
Total securities held to maturity	$ 84,771	$ 4,255	$ —	$ 89,026

Included in other U.S. Government agencies are U.S. Government sponsored agency securities of $1.0 million with an amortized cost of $1.0 million as of December 31, 2011 and $5.8 million with an amortized cost of $5.8 million as of December 31, 2010. U.S. Government sponsored agency securities included in mortgage backed securities available for sale totaled $83.5 million with an amortized cost of $83.0 million as of December 31, 2011 and $3.9 million with an amortized cost of $4.0 million as of December 31, 2010. U.S. Government sponsored agency securities included in mortgage backed securities held to maturity totaled $39.5 million with a fair value of $41.5 million as of December 31, 2011 and $54.3 million with a fair value of $57.0 million as of December 31, 2010.

In estimating other than temporary impairment ("OTTI") losses, management considers the length of time and the extent to which the fair value has been less than cost, the financial condition and short-term prospects for the issuer, and the intent and ability of management to hold its investment for a period of time to allow a recovery in fair value. At September 30, 2010, financial institution securities held at the time were deemed to have impairment losses that were other than temporary in nature in the amount of $459,000, as management did not intend to hold them until they recover their value. As of December 31, 2011 and December 31, 2010, there were no investments held that had other than temporary impairment losses.

Presented below is a summary of securities with unrealized losses segregated at December 31:

(in thousands)	2011					
	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Treasury issue and other U.S. Government agencies	$ —	$ —	$ —	$ —	$ —	$ —
State, county and municipal	1,242	(7)	—	—	1,242	(7)
Corporate and other securities	4,380	(171)	—	—	4,380	(171)
Mortgage backed securities	63,759	(451)	—	—	63,759	(451)
Total securities	$ 69,381	$ (629)	$ —	$ —	$ 69,381	$ (629)

(in thousands)	2010					
	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Treasury issue and other U.S. Government agencies	$ 83,989	$ (1,521)	$ —	$ —	$ 83,989	$ (1,521)
State, county and municipal	19,103	(644)	818	(105)	19,921	(749)
Corporate and other securities	3,059	(17)	—	—	3,059	(17)
Mortgage backed securities	3,695	(21)	—	—	3,695	(21)
Total securities	$109,846	$ (2,203)	$ 818	$ (105)	$110,664	$ (2,308)

The unrealized losses (impairments) in the investment portfolio as of December 31, 2011 and 2010 are generally a result of market fluctuations that occur daily. The unrealized losses are from 26 securities that are all of investment grade, backed by insurance, U.S. government agency guarantees, or the full faith and credit of local municipalities throughout the United States. The Company considers the reason for impairment, length of impairment and ability to hold until the full value is recovered in determining if the impairment is temporary in nature. Based on this analysis, the Company has determined these impairments to be temporary in nature. The Company does not intend to sell and it is more likely than not that the Company will not be required to sell these securities until they recover in value.

Market prices are affected by conditions beyond the control of the Company. Investment decisions are made by the management group of the Company and reflect the overall liquidity and strategic asset/liability objectives of the Company. Management analyzes the securities portfolio frequently and manages the portfolio to provide an overall positive impact to the Company's income statement and balance sheet.

The amortized cost and fair value of securities as of December 31, 2011 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations without any penalties.

	Held to Maturity		Available for Sale	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 3,875	$ 3,936	$ 8,313	$ 8,386
Due after one year through five years	53,880	57,039	110,650	111,077
Due after five years through ten years	6,667	7,610	96,725	100,788
Due after ten years	—	—	12,138	12,513
Total securities	$ 64,422	$ 68,585	$ 227,826	$ 232,764

Proceeds from sales, principal repayments, calls and maturities of securities available for sale during the years ended December 31, 2011, 2010 and 2009 are as follows:

	2011	2010	2009
Proceeds from sales	$ 216,769	$ 113,149	$ 68,469
Proceeds from call, maturities and paydowns	94,182	52,967	101,825
Total proceeds	$ 310,951	$ 166,116	$ 170,294
Gross realized gains	$ 2,953	$ 4,538	$ 1,122
Gross realized losses	(85)	(491)	(266)
OTTI	—	(459)	—
Net realized gain	$ 2,868	$ 3,588	$ 856

Securities with amortized costs of $34.1 million and $36.6 million at December 31, 2011 and 2010, respectively were pledged to secure public deposits and for other purposes required or permitted by law. At December 31, 2011 and 2010, there were no securities purchased from a single issuer, other than U.S. Treasury issue and other U.S. Government agencies, that comprised more than 10% of the consolidated shareholders' equity.

Note 3. Loans Excluding Covered Loans

The loan portfolio excluding covered loans (non-covered loans) consisted of various loan types as follows (dollars in thousands):

	December 31, 2011		December 31, 2010	
	Amount	% of Non-Covered Loans	Amount	% of Non-Covered Loans
Mortgage loans on real estate:				
Residential 1-4 family	$127,200	23.34 %	$137,522	26.15 %
Commercial	220,471	40.46	205,034	38.99
Construction and land development	75,691	13.89	103,763	19.73
Second mortgages	8,129	1.49	9,680	1.84
Multifamily	19,746	3.62	9,831	1.87
Agriculture	11,444	2.10	3,820	0.73
Total real estate loans	462,681	84.90	469,650	89.31
Commercial loans	72,149	13.24	44,368	8.44
Consumer installment loans	8,461	1.55	9,811	1.87
All other loans	1,659	0.31	1,993	0.38
Gross loans	544,950	100.00 %	525,822	100.00 %
Less unearned income on loans	(232)		(274)	
Non-covered loans, net of unearned income	$ 544,718		$ 525,548	

At December 31, 2011, the Company held $36.5 million in purchased government-guaranteed loans of the United States Department of Agriculture (USDA), which are included in various categories in the table above. As these loans are 100% guaranteed by the USDA, no loan loss provision is required. These loan balances include an unamortized purchase premium of $3.6 million, which is recognized as an adjustment of the related loan yield using the interest method.

At December 31, 2011 and 2010, the Company's allowance for credit losses is comprised of the following: (i) any specific valuation allowances calculated in accordance with FASB ASC 310, *Receivables,* (ii) general valuation allowances calculated in accordance with FASB ASC 450, *Contingencies*, based on economic conditions and other qualitative risk factors, and (iii) historical valuation allowances calculated using historical loan loss experience of the former banks. Management identified loans subject to impairment in accordance with FASB ASC 310.

At December 31, 2011 and 2010, a portion of the construction and land development loans presented above contain interest reserve provisions. The Company follows standard industry practice to include interest reserves and capitalized interest in a construction loan. This practice recognizes interest as an additional cost of the project and, as a result, requires the borrower to put additional equity into the project. In order to monitor the project throughout its life to make sure the property is moving along as planned to ensure appropriateness of continuing to capitalize interest, the Company coordinates an independent property inspection in connection with each disbursement of loan funds. Until completion, there is generally no cash flow from which to make the interest payment. The Company does not advance additional interest reserves to keep a loan from becoming nonperforming.

The total amount of interest reserves recognized as interest income on construction loans with interest reserves, all of which was capitalized interest recorded in the Company's loan portfolio, was $100,000 and $584,000 for the years ended December 31, 2011 and 2010, respectively. Two loans totaling $4.9 million were nonperforming at December 31, 2011. There were no construction loans with interest reserves that were nonperforming at December 31, 2010.

Average investment in impaired loans was $44.5 million and $47.9 million as of December 31, 2011 and 2010, respectively. Interest income on nonaccrual loans, if recognized, is recorded using the cash basis method of accounting. Cash basis income in the amount of $168,000 was recognized during the year ended December 31, 2011. There were no significant amounts recognized during the year ended December 31, 2010. For the years ended December 31, 2011 and 2010, estimated interest income of $1.8 million and $2.9 million, respectively, would have been recorded if all such loans had been accruing interest according to their original contractual terms.

The following table summarizes information related to impaired loans as of December 31, 2011 (dollars in thousands):

	Recorded Investment (1)	Unpaid Principal Balance (2)	Related Allowance	Average Recorded Investment	Interest Income Recognized
With an allowance recorded:					
Mortgage loans on real estate:					
Residential 1-4 family	$ 3,432	$ 3,497	$ 1,000	$ 4,328	$ 2
Commercial	6,240	6,362	713	4,917	—
Construction and land development	3,541	6,611	653	6,247	1
Second mortgages	143	156	80	177	—
Multifamily	—	—	—	—	—
Agriculture	—	—	—	79	—
Total real estate loans	13,356	16,626	2,446	15,748	3
Commercial loans	868	874	306	1,347	—
Consumer installment loans	70	71	13	73	—
All other loans	—	—	—	—	—
Subtotal impaired loans with valuation allowance	$ 14,294	$ 17,571	$ 2,765	$ 17,168	$ 3
With no related allowance recorded:					
Mortgage loans on real estate:					
Residential 1-4 family	$ 3,083	$ 3,565	$ —	$ 4,403	$ 24
Commercial	7,972	8,454	—	7,295	126
Construction and land development	9,471	12,894	—	15,098	10
Second mortgages	59	59	—	86	—
Multifamily	—	—	—	—	—
Agriculture	53	53	—	21	—
Total real estate loans	20,638	25,025	—	26,903	160
Commercial loans	209	593	—	357	—
Consumer installment loans	17	17	—	28	1
All other loans	—	—	—	—	—
Subtotal impaired loans without valuation	$ 20,864	$ 25,635	$ —	$ 27,288	$ 161
Total:					
Mortgage loans on real estate:					
Residential 1-4 family	$ 6,515	$ 7,062	$ 1,000	$ 8,731	$ 24
Commercial	14,212	14,816	713	12,212	126
Construction and land development	13,012	19,505	653	21,345	10
Second mortgages	202	215	80	263	—
Multifamily	—	—	—	—	—
Agriculture	53	53	—	100	—
Total real estate loans	33,994	41,651	2,446	42,651	160
Commercial loans	1,077	1,467	306	1,704	—
Consumer installment loans	87	88	13	101	1
All other loans	—	—	—	—	—
Total impaired loans	$ 35,158	$ 43,206	$ 2,765	$ 44,456	$ 161

(1) The amount of the investment in a loan, which is not net of a valuation allowance, but which does reflect any direct write-down of the investment.
(2) The contractual amount due which reflects paydowns applied in accordance with loan documents, but which does not reflect any direct write-downs

The following table summarizes information related to impaired loans as of December 31, 2010 (dollars in thousands):

	Recorded Investment [(1)]	Unpaid Principal Balance [(2)]	Related Allowance	Interest Income Recognized
With an allowance recorded:				
Mortgage loans on real estate:				
Residential 1-4 family	$ 5,858	$ 6,257	$ 1,558	$ 28
Commercial	3,314	3,352	901	—
Construction and land development	9,094	10,338	3,605	95
Second mortgages	161	161	161	4
Multifamily	—	—	—	—
Agriculture	288	288	100	6
Total real estate loans	18,715	20,396	6,325	133
Commercial loans	1,741	1,745	1,341	—
Consumer installment loans	—	—	—	—
All other loans	—	—	—	—
Subtotal impaired loans with valuation allowance	$ 20,456	$ 22,141	$ 7,666	$ 133
With no related allowance recorded:				
Mortgage loans on real estate:				
Residential 1-4 family	$ 5,662	$ 6,905	$ —	$ 4
Commercial	3,867	4,217	—	—
Construction and land development	13,774	20,766	—	2
Second mortgages	218	221	—	—
Multifamily	—	—	—	—
Agriculture	—	—	—	—
Total real estate loans	23,521	32,109	—	6
Commercial loans	907	910	—	2
Consumer installment loans	90	90	—	1
All other loans	—	—	—	—
Subtotal impaired loans without valuation allowance	$ 24,518	$ 33,109	$ —	$ 9
Total:				
Mortgage loans on real estate:				
Residential 1-4 family	$ 11,520	$ 13,162	$ 1,558	$ 32
Commercial	7,181	7,569	901	—
Construction and land development	22,868	31,104	3,605	97
Second mortgages	379	382	161	4
Multifamily	—	—	—	—
Agriculture	288	288	100	6
Total real estate loans	42,236	52,505	6,325	139
Commercial loans	2,648	2,655	1,341	2
Consumer installment loans	90	90	—	1
All other loans	—	—	—	—
Total impaired loans	$ 44,974	$ 55,250	$ 7,666	$ 142

(1) The amount of the investment in a loan, which is not net of a valuation allowance, but which does reflect any direct write-down of the investment.

(2) The contractual amount due which reflects paydowns applied in accordance with loan documents, but which does not reflect any direct write-downs

The following table summarizes non-accrual loans by category (dollars in thousands):

	December 31 2011	December 31 2010
Mortgage loans on real estate:		
Residential 1-4 family	$ 5,320	$ 9,600
Commercial	9,187	7,181
Construction and land development	12,718	16,854
Second mortgages	189	218
Multifamily	—	—
Agriculture	53	—
Total real estate loans	27,467	33,853
Commercial loans	1,003	2,619
Consumer installment loans	72	60
All other loans	—	—
Total loans	$ 28,542	$ 36,532

Troubled debt restructurings, some substandard and doubtful loans still accruing interest are loans that management expects to ultimately collect all principal and interest due, but not under the terms of the original contract. A reconciliation of impaired loans to nonaccrual loans at December 31, 2011 and 2010 is set forth in the table below (dollars in thousands):

	December 31, 2011	December 31, 2010
Nonaccruals	$ 28,542	$ 36,532
Trouble debt restructure and still accruing	5,946	4,007
Substandard and still accruing	546	4,081
Doubtful and still accruing	124	354
Total impaired	$ 35,158	$ 44,974

The following tables present an age analysis of past due status of loans (including non-accrual) by category (dollars in thousands):

December 31, 2011	30-89 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total Loans Receivable	Recorded Investment > 90 Days and Accruing
Mortgage loans on real estate:						
Residential 1-4 family	$ 1,743	$ 5,320	$ 7,063	$ 120,137	$ 127,200	$ —
Commercial	1,085	11,192	12,277	208,194	220,471	2,005
Construction and land development	2,924	12,718	15,642	60,049	75,691	—
Second mortgages	709	190	899	7,230	8,129	—
Multifamily	—	—	—	19,746	19,746	—
Agriculture	—	53	53	11,391	11,444	—
Total real estate loans	6,461	29,473	35,934	426,747	462,681	2,005
Commercial loans	87	973	1,060	71,089	72,149	—
Consumer installment loans	93	101	194	8,267	8,461	—
All other loans	—	—	—	1,659	1,659	—
Total loans	$ 6,641	$ 30,547	$ 37,188	$ 507,762	$ 544,950	$ 2,005

	December 31, 2010					
	30-89 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total Loans Receivable	Recorded Investment > 90 Days and Accruing
Mortgage loans on real estate:						
Residential 1-4 family	$ 3,444	$ 9,989	$ 13,433	$ 124,089	$ 137,522	$ 389
Commercial	1,711	7,181	8,892	196,142	205,034	—
Construction and land development	8,241	16,854	25,095	78,668	103,763	—
Second mortgages	194	218	412	9,268	9,680	—
Multifamily	—	—	—	9,831	9,831	—
Agriculture	288	—	288	3,532	3,820	—
Total real estate loans	13,878	34,242	48,120	421,530	469,650	389
Commercial loans	610	2,619	3,229	41,139	44,368	—
Consumer installment loans	121	60	181	9,630	9,811	—
All other loans	—	—	—	1,993	1,993	—
Total loans	$ 14,609	$ 36,921	$ 51,530	$ 474,292	$ 525,822	$ 389

Activity in the allowance for loan losses on non-covered loans for the twelve months ended December 31, 2011 and 2010, was comprised of the following (dollars in thousands):

	December 31	
	2011	2010
Balance, beginning of year	$ 25,543	$ 18,169
Loans charged off	(12,794)	(20,060)
Recoveries of loans charged off	588	951
Provision for loan losses	1,498	26,483
Balance at end of period	$ 14,835	$ 25,543

The following table presents activity in the allowance for loan losses on non-covered loans by loan category for the year ended December 31, 2011 (dollars in thousands):

	Year ended December 31, 2010	Provision Allocation	Charge offs	Recoveries	Year ended December 31, 2011
Mortgage loans on real estate:					
Residential 1-4 family	$ 6,262	$ (998)	$ (1,831)	$ 18	$ 3,451
Commercial	5,287	563	(2,856)	54	3,048
Construction and land development	10,039	(288)	(4,123)	101	5,729
Second mortgages	406	(32)	(81)	3	296
Multifamily	260	(36)	—	—	224
Agriculture	266	(241)	—	—	25
Total real estate loans	22,520	(1,032)	(8,891)	176	12,773
Commercial loans	2,691	2,527	(3,615)	207	1,810
Consumer installment loans	257	67	(288)	205	241
All other loans	75	(64)	—	—	11
Total loans	$ 25,543	$ 1,498	$ (12,794)	$ 588	$ 14,835

The following table presents charge-offs and recoveries for non-covered loans by loan category for the year ended December 31, 2010 (dollars in thousands):

	Year ended December 31, 2010		
	Charge-offs	Recoveries	Net Charge-offs
Mortgage loans on real estate:			
Residential 1-4 family	$ 2,461	$ (1)	$ 2,460
Commercial	1,352	(508)	844
Construction and land development	12,759	(103)	12,656
Second mortgages	360	(79)	281
Multifamily	375	-	375
Agriculture	-	-	-
Total real estate loans	17,307	(691)	16,616
Commercial loans	2,125	(178)	1,947
Consumer installment loans	497	(19)	478
All other loans	131	(63)	68
Total loans	$ 20,060	$ (951)	$ 19,109

The following tables present information on the non-covered loans evaluated for impairment in the allowance for loan losses as of December 31, 2011 and 2010 (dollars in thousands):

	December 31, 2011					
	Allowance for Loan Losses			Recorded Investment in Loans		
	Individually Evaluated for Impairment (1)	Collectively Evaluated for Impairment	Total	Individually Evaluated for Impairment (1)	Collectively Evaluated for Impairment	Total
Mortgage loans on real estate:						
Residential 1-4 family	$ 1,088	$ 2,363	$ 3,451	$ 8,921	$ 118,279	$ 127,200
Commercial	829	2,219	3,048	20,780	199,691	220,471
Construction and land development	1,792	3,937	5,729	22,538	53,153	75,691
Second mortgages	105	191	296	418	7,711	8,129
Multifamily	—	224	224	—	19,746	19,746
Agriculture	2	23	25	330	11,114	11,444
Total real estate loans	3,816	8,957	12,773	52,987	409,694	462,681
Commercial loans	308	1,502	1,810	1,250	70,899	72,149
Consumer installment loans	32	209	241	348	8,113	8,461
All other loans	1	10	11	127	1,532	1,659
Total loans	$ 4,157	$ 10,678	$ 14,835	$ 54,712	$ 490,238	$ 544,950

	December 31, 2010					
	Allowance for Loan Losses			Recorded Investment in Loans		
	Individually Evaluated for Impairment [(1)]	Collectively Evaluated for Impairment	Total	Individually Evaluated for Impairment [(1)]	Collectively Evaluated for Impairment	Total
Mortgage loans on real estate:						
Residential 1-4 family	$ 2,753	$ 3,509	$ 6,262	$ 14,347	$ 123,175	$ 137,522
Commercial	2,967	2,320	5,287	48,552	156,482	205,034
Construction and land development	5,392	4,647	10,039	39,712	64,051	103,763
Second mortgages	179	227	406	339	9,341	9,680
Multifamily	—	260	260	—	9,831	9,831
Agriculture	174	92	266	1,027	2,793	3,820
Total real estate loans	11,465	11,055	22,520	103,977	365,673	469,650
Commercial loans	1,347	1,344	2,691	4,975	39,393	44,368
Consumer installment loans	30	227	257	209	9,602	9,811
All other loans	—	75	75	—	1,993	1,993
Total loans	$ 12,842	$ 12,701	$ 25,543	$ 109,161	$ 416,661	$ 525,822

(1) The category "Individually Evaluated for Impairment" includes loans individually evaluated for impairment and determined not to be impaired. These loans total $19.6 million and $64.2 million at December 31, 2011 and 2010, respectively. The allowance for loans losses allocated to these loans is $1.4 million and $5.2 million at December 31, 2011 and 2010, respectively.

Non-covered loans are monitored for credit quality on a recurring basis. These credit quality indicators are defined as follows:

Pass - A pass loan is not adversely classified, as it does not display any of the characteristics for adverse classification. This category includes purchased loans that are 100% guaranteed by U.S. Government agencies of $36.5 million at December 31, 2011.

Special Mention - A special mention loan has potential weaknesses that deserve management's close attention. If left uncorrected, such potential weaknesses may result in deterioration of the repayment prospects or collateral position at some future date. Special mention loans are not adversely classified and do not warrant adverse classification.

Substandard - A substandard loan is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans classified as substandard generally have a well defined weakness, or weaknesses, that jeopardize the liquidation of the debt. These loans are characterized by the distinct possibility of loss if the deficiencies are not corrected.

Doubtful - A doubtful loan has all the weaknesses inherent in a loan classified as substandard with the added characteristics that the weaknesses make collection or liquidation in full highly questionable and improbable, on the basis of currently existing facts, conditions, and values.

The following tables present the composition of non-covered loans by credit quality indicator at December 31, 2011 and 2010 (dollars in thousands):

	December 31, 2011				
	Pass	Special Mention	Substandard	Doubtful	Total
Mortgage loans on real estate:					
Residential 1-4 family	$ 107,926	$ 10,519	$ 8,688	$ 67	$ 127,200
Commercial	162,744	39,506	18,221	—	220,471
Construction and land development	34,391	18,876	22,424	—	75,691
Second mortgages	7,135	576	418	—	8,129
Multifamily	16,199	3,547	—	—	19,746
Agriculture	10,897	494	53	—	11,444
Total real estate loans	339,292	73,518	49,804	67	462,681
Commercial loans	68,511	1,983	1,597	58	72,149
Consumer installment loans	7,878	235	343	5	8,461
All other loans	1,659	—	—	—	1,659
Total loans	$ 417,340	$ 75,736	$ 51,744	$ 130	$ 544,950

	December 31, 2010				
	Pass	Special Mention	Substandard	Doubtful	Total
Mortgage loans on real estate:					
Residential 1-4 family	$ 112,595	$ 8,444	$ 13,839	$ 2,644	$ 137,522
Commercial	140,064	15,619	48,816	535	205,034
Construction and land development	45,448	17,156	39,183	1,976	103,763
Second mortgages	8,615	550	352	163	9,680
Multifamily	6,726	3,105	—	—	9,831
Agriculture	2,440	345	1,035	—	3,820
Total real estate loans	315,888	45,219	103,225	5,318	469,650
Commercial loans	36,452	1,506	4,604	1,806	44,368
Consumer installment loans	9,028	471	278	34	9,811
All other loans	1,993	—	—	—	1,993
Total loans	$ 363,361	$ 47,196	$ 108,107	$ 7,158	$ 525,822

During the year ended December 31, 2011, the Bank modified six loans that were considered to be troubled debt restructurings ("TDRs"). The Company extended the terms for five of these loans and the interest rate was lowered for six of these loans. These restructures included payments of $562,000 for five of these loans and a charge-off of $896,000 for one loan. The following table presents information relating to loans modified as TDRs during the year ended December 31, 2011 (dollars in thousands):

	Year ended December 31, 2011		
	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Mortgage loans on real estate:			
Residential 1-4 family	3	$ 722	$ 679
Commercial	2	5,518	4,132
Construction and land development	—	—	—
Second mortgages	—	—	—
Multifamily	—	—	—
Agriculture	—	—	—
Total real estate loans	5	6,240	4,811
Commercial loans	1	560	531
Consumer installment loans	—	—	—
All other loans	—	—	—
Total loans	6	$ 6,800	$ 5,342

During the year ended December 31, 2011, five loans that had been restructured during the previous 12 months were in default. A loan is considered to be in default if it is 90 days or more past due.

The following table presents information relating to TDRs that resulted in default during the year ended December 31, 2011 (dollars in thousands):

	Year ended December 31, 2011	
	Number of Contracts	Recorded Investment
Mortgage loans on real estate:		
Residential 1-4 family	2	$ 8
Commercial	2	3,271
Construction and land development	—	—
Second mortgages	—	—
Multifamily	—	—
Agriculture	—	—
Total real estate loans	4	3,279
Commercial loans	1	525
Consumer installment loans	—	—
All other loans	—	—
Total loans	5	$ 3,804

In the determination of the allowance for loan losses, management considers troubled debt restructurings and subsequent defaults in these restructurings by reviewing these loans for impairment in accordance with FASB ASC 310-10-35, *Receivables, Subsequent Measurement.*

At December 31, 2011, the Company had 1-4 family mortgages in the amount of $159.5 million pledged as collateral to the FHLB for a total borrowing capacity of $102.9 million.

Note 4. Covered Loans

The Company is applying the provisions of FASB ASC 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality, to all loans acquired in the SFSB acquisition (the "covered loans"). Of the total $198.3 million in loans acquired, $49.1 million met the criteria of FASB ASC 310-30. These loans, consisting mainly of construction loans, were deemed impaired at the acquisition date. The remaining $149.1 million of loans acquired, comprised mainly of residential 1-4 family, was analogized to meet the criteria of FASB ASC 310-30. Analysis of this portfolio revealed that SFSB utilized weak underwriting and documentation standards, which led the Company to believe that significant losses were probable given the economic environment at that time.

As of December 31, 2011 and 2010, the outstanding balance of the covered loans is $160.0 million and $191.4 million, respectively. The carrying amount as of December 31, 2011 and 2010 is comprised of the following (dollars in thousands):

	December 31, 2011			December 31, 2010		
	Amount	% of Covered Loans		Amount	% of Covered Loans	
Mortgage loans on real estate:						
Residential 1-4 family	$ 84,734	86.85	%	$ 99,312	85.96	%
Commercial	2,170	2.22		2,800	2.42	
Construction and land development	4,260	4.38		5,751	4.98	
Second mortgages	5,894	6.04		7,542	6.53	
Multifamily	316	0.32		38	0.03	
Agriculture	179	0.18		—	—	
Total real estate loans	97,553	99.99	%	115,443	99.92	%
Commercial loans	—	—		—	—	
Consumer installment loans	8	0.01		94	0.08	
All other loans	—	—		—	—	
Total covered loans	$ 97,561	100.00	%	$ 115,537	100.00	%

Activity in the allowance for loan losses on covered loans for the years ended December 31, 2011 and 2010, was comprised of the following (dollars in thousands):

	Year ended December 31, 2011	Year ended December 31, 2010
Beginning allowance	$ 829	$ —
Provision for loan losses	—	880
Recoveries of loans charged off	—	205
Loans charged off	(53)	(256)
Allowance at end of period	$ 776	$ 829

The following table presents activity in the allowance for loan losses on covered loans by loan category for the year ended December 31, 2011 (dollars in thousands):

	Year ended December 31, 2010	Provision Allocation	Charge offs	Recoveries	Year ended December 31, 2011
Mortgage loans on real estate:					
Residential 1-4 family	$ 526	$ —	$ 53	$ —	$ 473
Commercial	303	—	—	—	303
Construction and land development	—	—	—	—	—
Second mortgages	—	—	—	—	—
Multifamily	—	—	—	—	—
Agriculture	—	—	—	—	—
Total real estate loans	829	—	53	—	776
Commercial loans	—	—	—	—	—
Consumer installment loans	—	—	—	—	—
All other loans	—	—	—	—	—
Total covered loans	$ 829	$ —	$ 53	$ —	$ 776

The following table present charge-offs and recoveries for covered loans by loan category for the year ended December 31, 2010 (dollars in thousands). Recoveries are in fact reimbursements received from the FDIC under the shared-loss agreement:

	Year ended December 31, 2010		
	Charge-offs	Recoveries	Net Charge-offs
Mortgage loans on real estate:			
Residential 1-4 family	$ -	$ -	$ -
Commercial	-	-	-
Construction and land development	256	(205)	51
Second mortgages	-	-	-
Multifamily	-	-	-
Agriculture	-	-	-
Total real estate loans	256	(205)	51
Commercial loans	-	-	-
Consumer installment loans	-	-	-
All other loans	-	-	-
Total covered loans	$ 256	$ (205)	$ 51

The following table presents information on the covered loans collectively evaluated for impairment in the allowance for loan losses at December 31, 2011 and 2010 (dollars in thousands):

	December 31, 2011		December 31, 2010	
	Allowance for loan losses	Recorded investment in loans	Allowance for loan losses	Recorded investment in loans
Mortgage loans on real estate:				
Residential 1-4 family	$ 473	$ 84,734	$ 526	$ 99,312
Commercial	303	2,170	303	2,800
Construction and land development	—	4,260	—	5,751
Second mortgages	—	5,894	—	7,542
Multifamily	—	316	—	38
Agriculture	—	179	—	—
Total real estate loans	776	97,553	829	115,443
Commercial loans	—	—	—	—
Consumer installment loans	—	8	—	94
All other loans	—	—	—	—
Total covered loans	$ 776	$ 97,561	$ 829	$ 115,537

The change in the accretable yield balance since January 1, 2009 is as follows:

Balance at January 1, 2009	$ —
Additions	61,023
Accretion	(15,139)
Reclassification from (to) Nonaccretable Yield	10,908
Balance at December 31, 2009	56,792
Accretion	(13,759)
Reclassification from (to) Nonaccretable Yield	32,685
Balance at December 31, 2010	75,718
Accretion	(17,525)
Reclassification from (to) Nonaccretable Yield	(1,883)
Balance at December 31, 2011	56,310

The covered loans were not classified as nonperforming assets at December 31, 2011 and 2010 as the loans are accounted for on a pooled basis, and interest income, through accretion of the difference between the carrying amount of the loans and the expected cash flows, is being recognized on all purchased loans. As of December 31, 2011, there was an allowance for loan losses recorded on covered loans of $776,000. This allowance is the result of a change in the timing of expected cash flows for two of the covered loan pools.

At December 31, 2010, the acquisition, construction and development (ADC) pool originally purchased from the FDIC in 2009 had a carrying value of $410,000 in accordance with FASB ASC 310-30. The amount and timing of future cash flows on the ADC pool, based on an analysis of the loans in the pool, were determined to be not reasonably estimatable. As a result, during the quarter ended March 31, 2011, management applied the cost recovery method to the ADC loan pool, which requires that all cash payments first be applied to principal. During the first quarter of 2011, sufficient cash payments were received on the ADC pool to lower the carrying value to $0, with excess payments being applied to interest income. Any subsequent payments will now be recognized as interest income.

Note 5. FDIC Agreements and FDIC Indemnification Asset

On January 30, 2009, the Company entered into a Purchase and Assumption Agreement with the FDIC to assume all of the deposits and certain other liabilities and acquire substantially all assets of SFSB. Under the shared-loss agreements, the FDIC will reimburse the Bank for 80% of losses arising from covered loans and foreclosed real estate assets, on the first $118 million in losses on such covered loans and foreclosed real estate assets, and for 95% of losses on covered loans and foreclosed real estate assets thereafter. Under the shared-loss agreements, a "loss" on a covered loan or foreclosed real estate is defined generally as a realized loss incurred through a permitted disposition, foreclosure, short-sale or restructuring of the covered loan or foreclosed real estate. The reimbursements for losses on single family one-to-four residential mortgage loans are to be made quarterly until the end of the quarter in which the tenth anniversary of the closing of the transaction occurs, and the reimbursements for losses on other covered assets are to be made quarterly until the end of the quarter in which the eighth anniversary of the closing of the transaction occurs. Prior to the third quarter of 2011, reimbursements for losses on single family one-to-four mortgage loans were made monthly. The shared-loss agreements provide for indemnification from the first dollar of losses without any threshold requirement. The reimbursable losses from the FDIC are based on the book value of the relevant loan as determined by the FDIC at the date of the transaction, January 30, 2009. New loans made after that date are not covered by the shared-loss agreements. The fair value of this loss sharing agreement is detailed below.

The Company is accounting for the shared-loss agreements as an indemnification asset pursuant to the guidance in FASB ASC 805. The FDIC indemnification asset is required to be measured in the same manner as the asset or liability to which it relates. The FDIC indemnification asset is measured separately from the covered loans and other real estate owned assets because it is not contractually embedded in the covered loan and other real estate owned assets and is not transferable should the Company choose to dispose of them. Fair value was estimated using projected cash flows available for loss sharing based on the credit adjustments estimated for each loan pool and other real estate owned and the loss sharing percentages outlined in the Purchase and Assumption Agreement with the FDIC. These cash flows were discounted to reflect the uncertainty of the timing and receipt of the loss sharing reimbursement from the FDIC.

Because the acquired loans are subject to a FDIC loss sharing agreement and a corresponding indemnification asset exists to represent the value of expected payments from the FDIC, increases and decreases in loan accretable yield due to changing loss expectations will also have an impact to the valuation of the FDIC indemnification asset. Improvement in loss expectations will typically increase loan accretable yield and decrease the value of the FDIC indemnification asset, and in some instances, result in an amortizable premium on the FDIC indemnification asset. Increases in loss expectations will typically be recognized as impairment in the current period through allowance for loan losses while resulting in additional non-interest income for the amount of the increase in the FDIC indemnification asset.

In addition to the premium amortization, the balance of the FDIC indemnification asset is affected by expected payments from the FDIC. Under the terms of the shared-loss agreements, the FDIC will reimburse the Company for loss events incurred related to the covered loan portfolio. These events include such things as future writedowns due to decreases in the fair market value of other real estate owned (OREO), net loan charge-offs and recoveries, and net gains and losses on OREO sales.

The following tables present the balances of the FDIC indemnification asset related to the SFSB transaction at December 31, 2011, 2010 and 2009 (dollars in thousands):

	Anticipated Expected Losses	Estimated Loss Sharing Value	Amortizable Premium (Discount) at PV	FDIC Indemnification Asset Total
January 1, 2009	$ 108,735	$ 86,988	$ (2,404)	$ 84,584
Increases:				
Writedown of OREO property to FMV	-	-		-
Amortization of discount			662	662
Decreases:				
Reclassifications to FDIC receivable:				
Net loan charge-offs and recoveries	(6,161)	(4,929)		(4,929)
OREO sales	(5,263)	(4,210)		(4,210)
Reimbursements requested from FDIC		-		-
Reforecasted Change in Anticipated Expected Losses	(8,449)	(6,759)	6,759	-
December 31, 2009	$ 88,862	$ 71,090	$ 5,017	$ 76,107
Increases:				
Writedown of OREO property to FMV	3,028	2,422		2,422
Decreases:				
Net accretion of premium			(3,165)	(3,165)
Reclassifications to FDIC receivable:				
Net loan charge-offs and recoveries	(8,521)	(6,817)		(6,817)
OREO sales	(8,858)	(7,086)		(7,086)
Reimbursements requested from FDIC	(3,865)	(3,092)		(3,092)
Reforecasted Change in Anticipated Expected Losses	(24,396)	(19,517)	19,517	-
December 31, 2010	46,250	37,000	21,369	58,369
Increases:				
Writedown of OREO property to FMV	1,902	1,522		1,522
Decreases:				
Net amortization of premium			(10,364)	(10,364)
Reclassifications to FDIC receivable:				
Net loan charge-offs and recoveries	(3,319)	(2,655)		(2,655)
OREO sales	(2,764)	(2,211)		(2,211)
Reimbursements requested from FDIC	(2,525)	(2,020)		(2,020)
Reforecasted Change in Anticipated Expected Losses	(10,831)	(8,665)	8,665	-
December 31, 2011	$ 28,713	$ 22,971	$ 19,670	$ 42,641

Note 6. Premises and Equipment

A summary of the bank premises and equipment is as follows:

(dollars in thousands)	December 31	
	2011	2010
Land	$ 11,808	$ 11,108
Land improvements and buildings	23,572	23,649
Leasehold improvements	54	54
Furniture and equipment	5,548	5,259
Construction in progress	167	45
Total	41,149	40,115
Less accumulated depreciation and amortization	(6,065)	(4,528)
Bank premises and equipment, net	$ 35,084	$ 35,587

Depreciation expense for the year ended December 31, 2011, 2010, and 2009 amounted to $1,794,000, $2,009,000 and $1,986,000, respectively.

Note 7. Mergers and Acquisitions

On January 30, 2009, the Bank acquired substantially all assets and assumed all deposit and certain other liabilities relating to seven former branch offices of Suburban Federal Savings Bank (SFSB), Crofton, Maryland. The transaction was consummated pursuant to a Purchase and Assumption Agreement, dated January 30, 2009, by and among the FDIC, as Receiver for SFSB and the Bank.

Pursuant to the terms of the Purchase and Assumption Agreement, the Bank assumed approximately $303 million in deposits, all of which were deemed to be core deposits and maintain their current insurance coverage. The Bank also acquired approximately $362 million in loans (based on contract value) and other assets. The Bank bid a negative $45 million for the net assets acquired.

The Bank has entered into shared-loss agreements with the FDIC with respect to certain covered assets acquired. See Notes 4 and 5 for additional information related to certain assets covered under the FDIC shared-loss agreements.

In relation to this acquisition, the Company followed the acquisition method of accounting as outlined in FASB ASC 805. Management relied on external analyses by appraisers in determining the fair value of assets acquired and liabilities assumed. The following table provides the allocation of the negative bid in the financial statements, based on those analyses (dollars in thousands):

Negative bid on SFSB transaction	$ 45,000
Adjustments to assets acquired and liabilities assumed:	
Fair value adjustments:	
Loans	(102,011)
Foreclosed real estate	(10,428)
FDIC indemnification	84,584
Deposits	(1,455)
Core deposit intangible	2,158
Other adjustments	2,407
Net assets acquired, pre-tax	20,255
Deferred tax liability	(6,886)
Net assets acquired, net of tax	$ 13,369
Fair value of assets acquired	
Cash and cash equivalents	$ 54,717
Investment securities	4,954
Loans receivable	198,253
Foreclosed real estate	9,416
FDIC indemnification asset	84,584
Other assets	10,369
Fair value of assets acquired	$ 362,293
Fair value of liabilities assumed	
Deposits	$ 302,756
FHLB advances	37,525
Deferred taxes	6,886
Other liabilities	1,757
Fair value of liabilities assumed	$ 348,924
Net assets acquired at fair value	$ 13,369

As a result of the acquisition of the operations of SFSB, the Company recorded a gain of $20.3 million in the first quarter of 2009 represented by net assets acquired, pre-tax.

The Company engaged two external firms to assess credit quality and fair market value of the loan portfolio. An external firm reviewed the entire portfolio and classified each of the loans into several homogenous pools of credit risk and levels of impairment. An external firm specializing in fair market valuations then used the credit review results to determine the current fair market as defined in FASB ASC 820, *Fair Value Measurements and Disclosures*. The fair value assessment was based on several measures, including asset quality, contractual interest rates, current market interest rates, and other underlying factors and the analysis divided the portfolio into the following segments:

- Acquisition, development, and construction loans
- Residential first mortgage loans
- Consumer real estate loans
- Commercial real estate loans

The following three general approaches were used in the valuation analyses – the asset-based approach, the market approach, and the income approach.

Certificate of deposits (CDs) and the core deposit intangible (premium paid to acquire the core deposits of SFSB) were marked to market using a third-party analysis of cash flow, interest rate, maturity dates or weighted average life, balances, attrition rates, and current market rates.

The Company reviewed certain contracts between SFSB and its vendors in order to identify any efficiencies from the merger through contract cancellation. The costs of cancelling certain contracts were not material enough to change the amount of the gain recorded.

Supplemental pro forma information reflecting the revenue and earnings of the combined entity for the current reporting period as though the acquisition date for the business combination had occurred at the beginning of the annual reporting period, and similar comparative information for the prior year, has not been disclosed. Management has determined that it is impracticable to provide this information due to a lack of reliability of financial information produced by SFSB prior to the acquisition and the costs that would be incurred to reproduce the information with an appropriate level of reliability.

Note 8. Goodwill and Other Intangibles

The Company follows FASB ASC 350, *Intangibles – Goodwill and Other*, which prescribes the accounting for goodwill and intangible assets subsequent to initial recognition. Provisions within FASB ASC 350 discontinue any amortization of goodwill and intangible assets with indefinite lives, and require at least an annual impairment review or more often if certain impairment conditions exist. With the TFC and BOE mergers consummated May 31, 2008, there were significant amounts of goodwill and other intangible assets recorded. Goodwill was initially assessed for potential impairment as of May 31, 2009, the anniversary date of the mergers, and again in December 2009, in order to coincide the assessment with the Company's fiscal year end, both resulting in impairment charges totaling $31.9 million. Economic conditions, evidenced by the significant loan loss provision taken during the second quarter, warranted an impairment evaluation of goodwill that resulted in $5.7 million in impairment charges for the year ended December 31, 2010.

Since the mergers in 2008, there has been further decline in economic conditions, which has significantly affected the banking sector and the Company's financial condition and results. The Company's average closing stock price by fiscal quarter since the merger was as follows:

	2010	2009	2008
1st Quarter	$ 3.01	$ 3.28	$ -
2nd Quarter	$ 2.67	$ 3.67	$ 6.64
3rd Quarter	$ 1.54	$ 3.41	$ 4.36
4th Quarter	$ 0.91	$ 3.04	$ 3.31

The initial step in identifying potential impairment involves comparing the current fair value of the reporting unit to its recorded or carrying amount. If the carrying value exceeds such fair value, there is possible impairment. Next, a second step is performed to determine the amount of the impairment, if any. This step requires a determination of the implied fair value of goodwill based upon the fair value of the reporting unit and the fair value of its assets, liabilities, and identifiable intangible assets. If the carrying amount of goodwill exceeds the implied fair value of goodwill, an impairment charge must be recorded in an amount equal to the excess. Management retained a business valuation expert to assist in determining the level and extent to which goodwill was impaired. The Company determined that goodwill was impaired as of May 31, 2009 and again as of December 31, 2009 and June 30, 2010 and impairment charges of $24.5 million, $7.4 million and $5.7 million were recorded as of the respective dates. Because the acquisitions were considered tax-free exchanges, the goodwill impairment charge cannot be deducted for tax purposes, and as such, an income tax benefit cannot be recorded. Due to this tax treatment, the goodwill impairment charge will be reflected as a permanent difference in the deferred tax calculation.

In determining the goodwill impairment charge, the reporting unit was defined as "Community Bankers Trust Corporation," as the Company has determined that it has no reportable segments or "components" of a segment, as defined in FASB ASC 350, *Intangibles – Goodwill and Other*.

In the May 31, 2009 valuation, the Company used and weighted two valuation methods in determining the fair value of the reporting unit – the guideline transaction method and the discounted cash flow method. The guideline transaction method uses actual change-of-control transactions involving entities similar to the reporting unit. These transactions consist of merger and acquisition transactions involving financial institutions, and the Company derived the fair value of the reporting unit based on the price/tangible book value multiples and core deposit premiums reported in these transactions. The Company used this method as it reflects the guidance in FASB ASC 350 that fair value refers to "the price that would be received to sell the unit as a whole in an orderly transaction between market participants at the valuation date" (FASB ASC 350-20-35-22; formerly SFAS 142, paragraph 23).

The discounted cash flow analysis relies upon a projection of future cash flows, the present value of which represents the value of the reporting unit. Management supplied projections of the reporting unit's future balance sheets and income statements, which were used in the analysis. Under the discounted cash flow method, the value of the reporting unit is the sum of the distributable cash flows generated by the reporting unit and a terminal value at the end of the projection period representing the value of all future cash flows. The Company used the discounted cash flow method because market participants commonly use discounted cash flow analyses in acquisitions of financial institutions, as the value of an enterprise is equal to its future cash flows. In addition, FASB ASC 820 describes the use of discounted cash flow techniques for fair value measurements (see FASB ASC 820-10-55-4 to FASB ASC 820-10-55-20).

In the December 31, 2009 and June 30, 2010 valuations, the Company again used and weighted the guideline transaction method and the discounted cash flow method in determining the fair value of the reporting unit. The Company also used an additional method, the transaction value method. The transaction value method relies upon the market capitalization of the Company's common stock as of December 31, 2009, plus a control premium to derive the value of a controlling interest in the reporting unit. The use of a control premium is consistent with FASB ASC 350, which notes that the market capitalization of a company may not necessarily represent the fair value of the reporting unit (FASB ASC 350-20-35-22).

The Company then compared the conclusion of value indicated by the preceding valuation methods to the Company's market capitalization and the valuation multiples for a group of comparable publicly traded banks to the Company.

May 31, 2009 Valuation

In determining a conclusion of value for the reporting unit, the guideline transactions method received two-thirds of the total weight (split equally between the indications of value based on tangible book value and core deposits), and the discounted cash flow method received one-third of the total weighting. This weighting methodology reflects that actual transactions involving enterprises with similar characteristics to the subject reporting unit provide the most meaningful indication of value. The Company weighted the discounted cash flow method as it is commonly employed in the financial services industry and represents a value based on the future cash flows generated by the reporting unit.

The material assumptions used and the sensitivity in them for the two valuation methods used are as follows:

- The guideline transactions method derives the fair value of the reporting unit using (a) the reporting unit's tangible book value and core deposits at May 31, 2009 and (b) multiples of tangible book value and core deposits derived from marketplace transactions, as reported by SNL Financial. The multiples were derived from two groups of transactions – (a) transactions announced between June 1, 2008 and May 31, 2009 involving banks located nationwide with assets greater than $250 million and (b) transactions announced between June 1, 2008 and May 31, 2009 involving banks and thrifts located in the Mid-Atlantic region. A change in the price/tangible book value multiple by 10% would affect the value by a like amount. A change in the core deposit premium by 10% would affect the value by approximately 2%.
- The discounted cash flow method relies upon a projection of the reporting unit's future financial performance, including assumptions as to its future balance sheet growth, asset composition, funding mix, asset quality, capital levels, net interest income, non-interest income, non-interest expenses, loan loss provision, income taxes, and distributable cash flows. In addition, the discounted cash flow method requires a terminal value, which reflects the value of the reporting unit after the end of the finite forecast period. The terminal value is a function of the reporting unit's projected 2013 net income and tangible book value, and multiples of net income and tangible book value. The Company then discounts the projected future cash flows and terminal value to the present at a discount rate derived from marketplace assumptions as to returns demanded on equity investments.

- Particularly significant assumptions in the discounted cash flow method include (a) the reporting unit's future net income and distributable cash flows, (b) the terminal multiple of earnings or tangible book value, and (c) the discount rate.

December 31, 2009 Valuation

In determining a conclusion of value for the reporting unit, the guideline transactions method received 25% of the total weight (placed on tangible book value), the transaction value method received 25%, and the discounted cash flow method received 50% of the total weighting. This weighting methodology reflected equal consideration of the transaction value and guideline transactions methods, which are market approaches that rely on transactions in the Company's stock and comparable banks acquired in recent acquisitions, and the discounted cash flow method, which represents a value based on the future cash flows generated by the reporting unit. Less weight was placed on the guideline transactions method in the December valuation, as compared to the May valuation, because fewer comparable transactions occurred in the period preceding the December valuation.

The material assumptions used and the sensitivity in them for the three valuation methods used are as follows:

- The guideline transactions method derives the fair value of the reporting unit using (a) the reporting unit's tangible book value at December 31, 2009 and (b) multiples of tangible book value derived from marketplace transactions, as reported by SNL Financial. The multiples were derived from two groups of transactions – (a) transactions announced between September 30, 2008 and December 31, 2009 involving target banks located nationwide with assets between $250 million and $5 billion and (b) transactions announced between September 30, 2008 and December 31, 2009 involving target banks located in the Mid-Atlantic region. A change in the price/tangible book value multiple by 10% would affect the value by approximately 10%.
- The transaction value method derived the fair value of the reporting unit using (a) the Company's closing price per share at December 31, 2009, (b) the number of common shares outstanding, and (c) a control premium. The control premium was estimated based upon an analysis of implied control premiums for bank transactions announced in 2009 and also over a longer time period from year-end 2005 through 2009. A change in the control premium applied by 10% would affect the value by approximately 2%.
- The discounted cash flow method was prepared in a manner consistent with the May 31, 2009 analysis and includes assumptions as to (a) the reporting unit's future income statements and balance sheets, (b) the terminal multiple of earnings or tangible book value, and (c) the discount rate.

June 30, 2010 Valuation

In determining a conclusion of value for the reporting unit, the guideline transactions method received 25% of the total weight (placed on tangible book value), the transaction value method received 25%, and the discounted cash flow method received 50%. This weighting methodology reflected equal consideration of the transaction value and guideline transactions methods, which are market approaches that rely on transactions in the Company's stock and comparable banks acquired in recent acquisitions, and the discounted cash flow method, which represents a value based on the future cash flows generated by the reporting unit.

The material assumptions used and the sensitivity in them for the three valuation methods used are as follows:

- The guideline transactions method derived the fair value of the reporting unit using (a) the reporting unit's tangible book value at May 31, 2010 and (b) multiples of tangible book value derived from marketplace transactions, as reported by SNL Financial. The multiples were derived from two groups of transactions – (a) transactions announced between September 30, 2008 and May 31, 2010 involving target banks located nationwide with assets between $250 million and $5 billion and (b) transactions announced between September 30, 2008 and May 31, 2010 involving target banks located in the Mid-Atlantic region. A change in the price/tangible book value multiple by 10% would affect the value by approximately 10%.

- The transaction value method derived the fair value of the reporting unit using (a) the Company's closing price per share at May 31, 2010, (b) the number of common shares outstanding, and (c) a control premium. The control premium was estimated based upon an analysis of implied control premiums for bank transactions announced in 2010 and also over a longer time period from year-end 2005 through 2010. A change in the control premium applied by 10% would affect the value by approximately 2%.

- The discounted cash flow method was prepared in a manner consistent with the May 31, 2009 (as discussed in the Company's Annual Report on Form 10-K for the period ended December 31, 2009) analysis and includes assumptions as to (a) the reporting unit's future income statements and balance sheets, (b) the terminal multiple of earnings or tangible book value, and (c) the discount rate.

Core deposit intangible assets are amortized over the period of expected benefit, ranging from 2.6 to 9 years. Core deposit intangibles are recognized, amortized and evaluated for impairment as required by *FASB ASC 350, Intangibles – Goodwill and Other*. Due to the mergers with TFC and BOE on May 31, 2008, the Company recorded approximately $15.0 million in core deposit intangible assets. Core deposit intangibles related to the Georgia and Maryland transactions equaled $3.2 million and $2.2 million, respectively, and will be amortized over approximately 9 years. The Company estimates it will recognize $2.3 million of amortization expense for each of the next five years.

Goodwill and other intangible assets are presented in the following table (dollars in thousands):

	Goodwill	Core deposit intangibles
Balance, December 31, 2008	$ 37,676	$ 17,163
Acquisition of SFSB	—	2,158
Amortization	—	(2,241)
Impairment charge to earnings	(31,949)	—
Balance, December 31, 2009	$ 5,727	$ 17,080
Amortization	—	(2,261)
Impairment charge to earnings	(5,727)	—
Balance, December 31, 2010	$ —	$ 14,819
Amortization	—	(2,261)
Balance, December 31, 2011	$ —	$ 12,558

Note 9. Fair Value Measurements

The Company utilizes fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Securities available-for-sale, loans held for sale, and trading securities and derivatives, if present, are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as loans held for investment and certain other assets. These nonrecurring fair value adjustments typically involve application of lower of cost or market accounting or write-downs of individual assets.

Fair Value Hierarchy

Under FASB ASC 820, *Fair Value Measurements and Disclosures*, the Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 — Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 — Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 — Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

FASB ASC 825, *Financial Instruments*, allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities on a contract-by-contract basis. The Company has not made any material FASB ASC 825 elections as of December 31, 2011.

Assets and Liabilities recorded at Fair Value on a Recurring Basis

The table below presents the recorded amount of assets and liabilities measured at fair value on a recurring basis.

	December 31, 2011			
	Total	Level 1	Level 2	Level 3
Investment securities available for sale				
U.S. Treasury issue and U.S. government agencies	$ 8,447	$ 2,099	$ 6,348	$ —
State, county, and municipal	62,043	1,821	60,222	—
Corporate and other bonds	4,631	—	4,631	—
Mortgage backed securities	157,643	—	157,643	—
Total investment securities available for sale	232,764	3,920	228,844	—
Loans held for resale	580	—	580	—
Total assets at fair value	$ 233,344	$ 3,920	$ 229,424	$ —
Total liabilities at fair value	$ —	$ —	$ —	$ —

	December 31, 2010			
	Total	Level 1	Level 2	Level 3
Investment securities available for sale				
U.S. Treasury issue and U.S. government agencies	$ 89,574	$ 3,254	$ 86,320	$ —
State, county, and municipal	70,335	—	70,335	—
Corporate and other bonds	3,573	—	3,573	—
Mortgage backed securities	52,078	—	52,078	—
Total investment securities available for sale	215,560	3,254	212,306	—
Total assets at fair value	$ 215,560	$ 3,254	$ 212,306	$ —
Total liabilities at fair value	$ —	$ —	$ —	$ —

Investment Securities Available-for-Sale

Investment securities available-for-sale are recorded at fair value each reporting period. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating, prepayment assumptions and other factors such as credit loss assumptions.

The Company utilizes a third party vendor to provide fair value data for purposes of determining the fair value of its securities available for sale portfolio. The third party vendor uses a reputable pricing company for security market data. The third party vendor has controls and edits in place for month-to month market checks and zero pricing and an AICPA Statement on Auditing Standard Number 70 (SAS 70) report is obtained from the third party vendor on an annual basis. The Company makes no adjustments to the pricing service data received for its securities available for sale.

Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange, U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets and money market funds. Level 2 securities include mortgage-backed securities issued by government sponsored entities, municipal bonds and corporate debt securities. Securities classified as Level 3 include asset-backed securities in less liquid markets.

Loans held for resale

The carrying amounts of loans held for resale approximate fair value.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

The Company may be required, from time to time, to measure certain assets at fair value on a nonrecurring basis in accordance with U.S. generally accepted accounting principles. These include assets that are measured at the lower of cost or market that were recognized at fair value below cost at the end of the period. The table below presents the recorded amount of assets and liabilities measured at fair value on a nonrecurring basis.

	December 31, 2011			
	Total	Level 1	Level 2	Level 3
Impaired loans, non-covered	$ 22,082	$ 308	$ 8,857	$ 12,917
Other real estate owned (OREO), non-covered	10,252	—	—	10,252
Other real estate owned (OREO), covered	5,764	—	533	5,231
Total assets at fair value	$38,098	$ 308	$ 9,390	$ 28,400
Total liabilities at fair value	$ —	$ —	$ —	$ —

	December 31, 2010			
	Total	Level 1	Level 2	Level 3
Impaired loans, non-covered	$ 14,083	$ —	$ 8,741	$ 5,342
Other real estate owned (OREO), non-covered	5,928	—	—	5,928
Other real estate owned (OREO), covered	9,889	—	1,060	8,829
Total assets at fair value	$ 29,900	$ —	$ 9,801	$ 20,099
Total liabilities at fair value	$ —	$ —	$ —	$ —

Impaired Loans

The Company does not record unimpaired loans held for investment at fair value each reporting period. However, from time to time, a loan is considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management measures the impairment in accordance with FASB ASC 310, *Receivables*. The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, and liquidation value and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. In accordance with FASB ASC 820, *Fair Value Measurements and Disclosure*, impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. The Bank frequently obtains appraisals prepared by external professional appraisers for classified loans greater than $250,000 when the most recent appraisal is greater than 12 months old. The appraisal, based on the date of preparation, becomes only a part of the determination of the amount of any loan write-off, with current market conditions and the collateral's location being other determinants. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the impaired loan as nonrecurring Level 2.

The Bank may also identify collateral deterioration based on current market sales data, including price and absorption, as well as input from real estate sales professionals and developers, county or city tax assessments, market data and on-site inspections by Bank personnel. Internally prepared estimates generally result from current market data and actual sales data related to the Bank's collateral or where the collateral is located. When management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the impaired loan as nonrecurring Level 3. In instances where an appraisal received subsequent to an internally prepared estimate reflects a higher collateral value, management does not revise the carrying amount.

Reviews of classified loans are performed by management on a quarterly basis. At December 31, 2011 and 2010, substantially all of the impaired loans were evaluated based on the fair value of the collateral.

Other real estate owned (OREO) – non-covered

Other real estate owned (OREO) – non-covered assets are adjusted to fair value upon transfer of the loans to OREO assets. Subsequently, OREO assets are carried at the lower of carrying value or fair value. Fair value is based upon independent market prices, appraised values of the collateral or management's estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the foreclosed asset as a nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the foreclosed asset as nonrecurring Level 3.

Other real estate owned (OREO) – covered by FDIC shared-loss agreement

Other real estate owned (OREO), covered by FDIC shared-loss agreement (covered) is adjusted to fair value upon transfer of the loans to foreclosed assets. Subsequently, it is carried at the lower of carrying value or fair value. Fair value is based upon independent market prices, appraised values of the collateral or management's estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the OREO as a nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the foreclosed asset as nonrecurring Level 3.

Note 10. Deposits

The following table presents interest-bearing deposits by type at December 31, 2011 and 2010 (dollars in thousands):

	December 31, 2011	December 31, 2010
NOW	$ 128,758	$ 106,248
MMDA	115,397	127,594
Savings	69,872	64,121
Time deposits less than $100,000	326,383	367,333
Time deposits $100,000 and over	228,128	234,070
Total interest-bearing deposits	$ 868,538	$ 899,366

The scheduled maturities of time deposits at December 31, 2011 (dollars in thousands) are as follows:

2012	$387,980
2013	101,930
2014	19,503
2015	20,414
2016	24,684
Total	$554,511

Note 11. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, follows (dollars in thousands):

	2011	2010
Deferred tax assets:		
Allowance for loan losses	$ 5,346	$ 8,929
Deferred compensation	523	542
Nonaccrual loan interest	2,074	1,569
Accrued pension	317	363
FAS 158 adjustment pension	535	—
Stock based compensation	132	70
Net operating loss carryforward	3,762	3,433
Alternative minimum tax credit	197	527
Unrealized loss on available for sale securities	—	29
Depreciation	7	—
Other	11	213
	$ 12,904	$ 15,675
Deferred tax liabilities:		
Depreciation	—	47
Purchase accounting adjustment	4,005	6,265
Unrealized gain on available for sale securities	1,678	—
Other	43	46
	$ 5,726	$ 6,358
Net deferred tax asset	$ 7,178	$ 9,317

The Company has analyzed the tax positions taken or expected to be taken in its tax returns and concluded it has no liability related to uncertain tax positions in accordance with FASB ASC 740.

The Company has evaluated the need for a deferred tax valuation allowance for the year ended December 31, 2011 in accordance with FASB ASC 740, *Income Taxes.* Based on a three year income projection of taxable income and tax strategies which would result in potential securities gains and the effects of off-setting deferred tax liabilities, the Company believes that it is more likely than not that the deferred tax assets are realizable. Therefore, no allowance is required. All years from 2008 through 2011 are subject to audit by taxing authorities. As of December 31, 2011, 2010 and 2009, the Company had $11.1 million, $10.1 million and $8.7 million, respectively, of net operating loss carryforwards which expire in 2021 through 2026.

Allocation of the income tax expense between current and deferred portions is as follows (dollars in thousands):

	2011	2010	2009
Current tax provision	$ (907)	$ 195	$ 68
Deferred tax expense (benefit)	967	(9,637)	336
	$ 60	$(9,442)	$ 404

The following is a reconciliation of the expected income tax expense with the reported expense for each year:

	2011	2010	2009
Statutory federal income tax rate	34.0%	34.0%	34.0 %
(Reduction) Increase in taxes resulting from:			
Municipal interest	(21.8)	3.5	3.3
Bank owned life insurance income	(6.2)	0.3	0.3
Nondeductible bonuses	—	—	(2.9)
Goodwill impairment	—	(6.4)	(36.9)
Other, net	(2.0)	(0.4)	0.7
	4.0%	31.0%	(1.5)%

Note 12. Borrowings

The Company uses borrowings in conjunction with deposits to fund lending and investing activities. Borrowings include funding of a short-term and long-term nature. Short-term funding includes overnight borrowings from correspondent banks. Long-term borrowings are obtained through the Federal Home Loan Bank (FHLB) of Atlanta. As of December 31, 2011, the Company had 1-4 family mortgages in the amount of $159.5 million pledged as collateral to the FHLB for a total borrowing capacity of $102.9 million. The following information is provided for borrowings balances, rates, and maturities (dollars in thousands):

	As of December 31		
	2011	2010	2009
Short-term:			
Fed Funds purchased	$ —	$ —	$ 8,999
Maximum month-end outstanding balance	$ 1,440	$ 6,000	$ 8,999
Average outstanding balance during the year	$ 191	$ 548	$ 971
Average interest rate during the year	0.63%	0.56%	0.82%
Average interest rate at end of year	—	—	0.60 %
Long-term:			
Federal Home Loan Bank advances	$ 37,000	$ 37,000	$ 37,000
Maximum month-end outstanding balance	$ 37,000	$ 41,000	$ 74,900
Average outstanding balance during the year	$ 37,000	$ 37,351	$ 38,904
Average interest rate during the year	3.21%	3.23%	3.23%
Average interest rate at end of year	3.21%	3.21%	3.21%

Maturities of fixed rate long-term debt at December 31, 2011 are as follows (dollars in thousands):

2012	$22,000
2013	10,000
2014	—
2015	5,000
2016	—
Thereafter	—
Total	$37,000

The Company has unsecured lines of credit with correspondent banks available for overnight borrowing totaling approximately $26 million.

Note 13. Employee Benefit Plans

The Company adopted the Bank of Essex noncontributory, defined benefit pension plan for all full-time pre-merger Bank of Essex employees over 21 years of age. Benefits are generally based upon years of service and the employees' compensation. The Bank funds pension costs in accordance with the funding provisions of the Employee Retirement Income Security Act.

The Company has frozen the plan benefits for all the Defined Benefit Plan participants effective December 31, 2010, resulting in a curtailment gain included in pension expense of $210,000 in 2010.

The following table provides a reconciliation of the changes in the plan's benefit obligations and fair value of assets for the year ended December 31, 2011 and 2010 (dollars in thousands):

	2011	2010
Change in Benefit Obligation		
Benefit obligation, beginning of year	$ 4,783	$ 6,122
Service cost	—	369
Interest cost	260	364
Actuarial gain/(loss)	1,248	842
Benefits paid	(690)	(459)
Decrease in obligation due to curtailment	—	(2,455)
Settlement (gain)/loss	21	
Benefit obligation, ending	$ 5,622	$ 4,783
Change in Plan Assets		
Fair value of plan assets, beginning of year	$ 3,721	$ 3,394
Actual return on plan assets	(5)	407
Employer contributions	131	379
Benefits paid	(690)	(459)
Fair value of plan assets, ending	$ 3,157	$ 3,721
Funded Status	$(2,465)	$(1,062)
Amounts Recognized in the Balance Sheet		
Other assets	$ —	$ —
Other liabilities	2,465	1,062
Amounts Recognized in Accumulated Other Comprehensive Income		
Net loss	$ 1,573	$ —
Prior service cost	—	—
Net obligation at transition	—	—
Deferred tax	—	—
Other	—	—
Total amount recognized	$ —	$ —

The accumulated benefit obligation for the defined benefit pension plan at December 31, 2011 and 2010 was $5.6 million and $4.8 million, respectively.

The following table provides the components of net periodic benefit cost for the plan for the years ended December 31, 2011, 2010 and 2009 (dollars in thousands):

	2011	2010	2009
Components of Net Periodic Benefit Cost			
Service cost	$ —	$ 369	$ 367
Interest cost	260	364	324
Expected return on plan assets	(301)	(282)	(211)
Amortization of prior service cost	—	6	3
Amortization of net obligation at transition	—	(6)	(3)
Recognized net (gain)/loss due to curtailment	—	(210)	—
Recognized net (gain)/loss due to settlement	3		
Recognized net actuarial loss	—	58	88
Net periodic (benefit) cost	$ (38)	$ 299	$ 568
Total recognized in net periodic benefit cost and accumulated other comprehensive (loss)	$ 1,534	$(1,286)	$ 103

The weighted-average assumptions used in the measurement of the Company's benefit obligation and net periodic benefit cost are shown in the following table:

	2011	2010	2009
Discount rate	4.50%	5.50%	6.00%
Expected return on plan assets	8.00%	8.00%	8.00%
Rate of compensation	n/a	n/a	4.00%

Other changes in plan assets and benefit obligations recognized in other comprehensive income during 2011 are as follows (dollars in thousands):

Net (gain)/loss	$1,573
Prior service cost	—
Net obligation at transition	—
Total amount recognized	$1,573

The estimated amounts that will amortize from accumulated other comprehensive income into net periodic benefit cost in 2012 are as follows (dollars in thousands):

Net (gain)/loss	$66
Prior service cost	—
Net obligation at transition	—
Total amount recognized	$66

Long-Term Rate of Return

The plan sponsor selects the expected long-term rate of return on assets assumption in consultation with their investment advisors and actuary. This rate is intended to reflect the average rate of earnings expected to be earned on the funds invested or to be invested to provide plan benefits. Historical performance is reviewed, especially with respect to real rates of return (net of inflation), for the major asset classes held or anticipated to be held by the trust, and for the trust itself. Undue weight is not given to recent experience that may not continue over the measurement period, with higher significance placed on current forecasts of future long-term economic conditions.

Because assets are held in a qualified trust, anticipated returns are not reduced for taxes. Further, solely for this purpose, the plan is assumed to continue in force and not terminate during the period during which assets are invested. However, consideration is given to the potential impact of current and future investment policy, cash flow into and out of the trust, and expenses (both investment and non-investment) typically paid from plan assets (to the extent such expenses are not explicitly estimated within periodic cost).

Asset Allocation

The pension plan's weighted-average asset allocations at December 31 by asset category are as follows:

	2011	2010
Asset Category		
Mutual funds — fixed income	39.00%	37.00%
Mutual funds — equity	61.00%	63.00%
Cash and equivalents	0.00%	0.00%
Total	100.00%	100.00%

The fair value of plan assets is measured based on the fair value hierarchy as discussed in Note 9, "Fair Value Measurements" to the Consolidated Financial Statements. The valuations are based on third party data received as of the balance sheet date. All plan assets are considered Level 1 assets, as quoted prices exist in active markets for identical assets.

The following table presents the fair value of plan assets as of December 31, 2011 (dollars in thousands):

	Assets measured at Fair Value (Level 1)	
	December 31, 2011	December 31, 2010
Cash	$ 5	$ 5
Mutual funds:		
Fixed income funds	1,231	1,390
International funds	229	416
Large cap funds	652	629
Mid cap funds	369	410
Small cap funds	163	180
Stock fund	507	319
Venture fund	—	274
Index fund	—	98
	$ 3,156	$ 3,721

The trust fund is sufficiently diversified to maintain a reasonable level of risk without imprudently sacrificing return, with a targeted asset allocation of 40% fixed income and 60% equities. The investment manager selects investment fund managers with demonstrated experience and expertise, and funds with demonstrated historical performance, for the implementation of the plan's investment strategy. The investment manager will consider both actively and passively managed investment strategies and will allocate funds across the asset classes to develop an efficient investment structure.

It is the responsibility of the trustee to administer the investments of the trust within reasonable costs, being careful to avoid sacrificing quality. These costs include, but are not limited to, management and custodial fees, consulting fees, transaction costs and other administrative costs chargeable to the trust.

Estimated future contributions and benefit payments, which reflect expected future service, as appropriate, are as follows (dollars in thousands):

Expected Employer Contributions	
2012	$2,000
Expected Benefit Payments	
2012	$ 121
2013	121
2014	142
2015	193
2016	208
2017-2021	1,348

401(k) Plan

The Company adopted the 401(k) Plans that previously existed with both TFC and BOE prior to the merger. Under the BOE 401(k) Plan, employees had a contributory 401(k) profit sharing plan which covered substantially all employees. The employee could contribute up to 100% of compensation, subject to statutory limitations. The Company matched 50% of employee contributions up to 4% of compensation. The plan also provided for an additional discretionary contribution to be made by the Company as determined each year. Any employees that started with the Company after the merger, and met the service requirements, were included in the BOE 401(k) Plan.

Under the TFC 401(k) Plan, employees had a contributory 401(k) profit share plan which covered substantially all employees. The employee could contribute up to 100% of compensation, subject to statutory limitations. The Company matched 100% of employee contributions on the first 3% of compensation, then the Company matched 50% of employee contributions on the next 2% of compensation. The plan also provided for additional discretionary contributions to be made by the Company as determined each year.

The Company combined the BOE 401(k) plan and the TFC 401(k) plan into the Essex Bank 401(k) plan effective October 1, 2010. The employee may contribute up to 100% of compensation, subject to statutory limitations. The Company matches 100% of employee contributions on the first 3% of compensation, then the Company matches 50% of employee contributions on the next 2% of compensation.

The amounts charged to expense under these plans for the years ended December 31, 2011, 2010 and 2009 were $332,000, $489,000, and $510,000, respectively.

Deferred Compensation Agreements

The Company has deferred compensation agreements with certain key employees and the Board of Directors. The retirement benefits to be provided are fixed based upon the amount of compensation earned and deferred. Deferred compensation expense amounted to $107,000, $197,000, and $173,000 for the years ended December 31, 2011, 2010 and 2009, respectively. The expense associated with these agreements is offset by the increased cash surrender value of life insurance policies on the individuals.

Note 14. Stock Option Plans

2009 Stock Option Plan

In 2009, the Company adopted the Community Bankers Trust Corporation 2009 Stock Incentive Plan (the Plan). The purpose of the Plan is to further the long-term stability and financial success of the Company by attracting and retaining employees and directors through the use of stock incentives and other rights that promote and recognize the financial success and growth of the Company. The Company believes that ownership of company stock will stimulate the efforts of such employees and directors by further aligning their interests with the interest of the Company's stockholders. The Plan is to be used to grant restricted stock awards, stock options in the form of incentive stock options and nonstatutory stock options, stock appreciation rights and other stock-based awards to employees and directors of the Company for up to 2,650,000 shares of common stock. No more than 1,500,000 shares may be issued in connection with the exercise of incentive stock options. Annual grants of stock options are limited to 500,000 shares for each participant.

The exercise price of an incentive stock option cannot be less than 100% of the fair market value of such shares on the date of grant, provided that if the participant owns, directly or indirectly, stock possessing more than 10% of the total combined voting power of all classes of stock of the Company, the exercise price of an incentive stock option shall not be less than 110% of the fair market value of such shares on the date of grant. The exercise price of nonstatutory stock option awards cannot be less than 100% of the fair market value of such shares on the date of grant. The option exercise price may be paid in cash or with shares of common stock, or a combination of cash and common stock, if permitted under the participant's option agreement. The Plan will expire on June 17, 2019, unless terminated sooner by the Board of Directors.

The fair value of each option granted is estimated on the date of grant using the "Black Scholes Option Pricing" method with the following assumptions for the years ended December 31, 2011 and 2010:

	2011	2010
Expected volatility	50.0%	50.0%
Expected dividend	3.0%	10.0%
Expected term (years)	5.50%	6.25%
Risk free rate	1.12%	2.55%

The expected volatility is an estimate of the volatility of the Company's share price based on historical performance. The risk free interest rates for periods within the contractual life of the awards are based on the U. S. Treasury Zero Coupon implied yield at the time of the grant correlating to the expected term. The expected term is based on the simplified method as provided by the Securities and Exchange Commission Staff Accounting Bulletin No 110 (SAB 110). In accordance with SAB 110, the Company has chosen to use the simplified method, as this is the first plan issued by the Company as Community Bankers Trust Corporation; and therefore, no historical exercise data exists. The dividend yield assumption is based on the Company history and expectation of dividend payouts over the life of the options at the time of the grant.

The Company plans to issue new shares of common stock when options are exercised.

In May 2010, the Company granted 205,000 options and 15,000 shares of restricted stock to employees, both of which vest ratably over the requisite service period of four years. In October 2011, the Company granted 50,000 employee options which vested 100% on December 31, 2011.

The May 2010 grant of 15,000 restricted shares of common stock was to a senior executive in accordance with the minimum rules for long-term equity grants for companies participating in the Department of the Treasury's TARP Capital Purchase Program. These rules require that for each 25% of total financial assistance repaid, 25% of the total restricted stock may become transferrable. The total compensation expense associated with this grant was $42,000 and is being initially amortized over a four year period. The Company recorded approximately $10,000 and $6,000 in 2011 and 2010, respectively related to this equity grant. See Note 23 for further information related to the Company's participation in the TARP Capital Purchase Program.

The Company had three equity grants during the year ended December 31, 2011 to non-employee directors. On February 1, 2011, 39,972 shares were issued with a fair market value of $1.23 per share. On March 11, 2011, 4,082 shares were issued with a fair market value of $1.33 per share and, on June 1, 2011, 115,040 shares were issued with a fair market value of $1.13 per share. The fair market value of these grants was the closing price of the Company's stock at the grant date.

A summary of options outstanding for the year ended December 31, 2011, is shown in the following table:

	Options	
	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of the year	154,500	$ 2.78
Granted	50,000	1.25
Forfeited	(20,500)	2.78
Expired	—	—
Exercised	—	—
Outstanding at end of year	184,000	$ 2.36
Options outstanding and exercisable at end of the year	83,500	$ 1.86
Weighted average remaining contractual life for outstanding and exercisable shares at year end	111 months	

The weighted average fair value per option of options granted during the year was $0.36 and $0.52 for the years ended December 31, 2011 and 2010, respectively. There was no total intrinsic value of the options outstanding and exercisable for the year ended December 31, 2011 and 2010.

The Company recorded total stock-based compensation expense of $227,000 and $18,000 for the years ended December 31, 2011 and 2010, respectively. Of the $227,000 in expense that was recorded in 2011, $44,000 related to employee grants and is classified as "personnel expense" on the Consolidated Statements of Income; $183,000 related to the director grants and is classified as "other operating expenses." All of the $18,000 in expense that was recorded in 2010 relates to employee grants and is classified as "personnel expense" on the Consolidated Statements of Income. The unrecognized compensation expense related to non-vested options and restricted stock was $80,000 at December 31, 2011 and is expected to be ratably expensed through May 2014.

The following table summarizes non-vested options and restricted stock outstanding at December 31, 2011:

	Options		Restricted Stock	
	Number of Shares	Weighted Average Grant-Date Fair Value	Number of Shares	Weighted Average Grant-Date Fair Value
Non-vested at beginning of the year	154,500	$ 0.52	15,000	$ 2.78
Granted	50,000	0.36	—	—
Vested	(83,500)	0.42	(3,750)	2.78
Forfeited	(20,500)	0.52	—	—
Non-vested at end of year	100,500	$ 0.52	11,250	$ 2.78

TFC and BOE Stock Option Plans

Prior to the mergers, both TFC and BOE maintained stock option plans as incentives for certain officers and directors. During 2007, TFC replaced its stock option plan with an equity compensation plan that issued restricted stock awards. Under the terms of these plans, all options and awards were fully vested and exercisable, and any unrecognized compensation expenses were accelerated. Due to the mergers on May 31, 2008, these plans were terminated and the Company issued replacement options amounting to 332,351 and 161,426 to former employees of TFC and BOE, which represented exchange rates of 1.42 and 5.7278, respectively.

The options were valued at $1.488 million using the Black-Shoals model at the time of acquisition of TFC and BOE by the Company. The options were considered part of the acquisition price and, therefore, were not expensed by the Company. Assumptions were for a discount rate of 4.06% and 25% volatility with a remaining term of 4.83 years for TFC options and 5.25 years for BOE options.

A summary of the options outstanding for the year ended December 31, 2011 is s shown in the following table:

	Options	
	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of the year	224,506	5.09
Granted	—	—
Forfeited	(53,629)	5.93
Expired	(29,099)	2.90
Exercised	—	—
Outstanding at end of year	142,243	5.22
Options outstanding and exercisable at end of the year	142,243	5.22
Weighted average remaining contractual life for outstanding and exercisable shares at year end	20 months	

The total intrinsic value of the options outstanding and exercisable was zero for each of the years ended December 31, 2011 and 2010 and was $32,000 for the year ended December 31, 2009. The total intrinsic value of a stock option in the table above represents the total pre-tax intrinsic value (the amount by which the current market value of the underlying stock exceeds the exercise price of the option) that would have been received by option holders had all option holders exercised their options on December 31, 2009. This amount changes with changes in the market value of the Company's stock.

Note 15. Earnings Per Common Share

Basic (loss) earnings per share ("EPS") is computed by dividing net income or loss available to common stockholders by the weighted average number of shares outstanding during the period. Diluted EPS is computed using the weighted average number of common shares outstanding during the period, including the effect of all potentially dilutive potential common shares outstanding attributable to stock instruments.

(dollars and shares in thousands, except per share data)	Income (Numerator)	Weighted Average Shares (Denominator)	Per Share Amount
For the Twelve Months ended December 31, 2011			
Basic EPS	$ 354	21,565	$ 0.02
Effect of dilutive stock awards and options		—	—
Diluted EPS	$ 354	21,565	$ 0.02
For the Twelve Months ended December 31, 2010			
Basic EPS	$ (22,071)	21,468	$ (1.03)
Effect of dilutive stock awards and options		—	—
Diluted EPS	$ (22,071)	21,468	$ (1.03)
For the Twelve Months ended December 31, 2009			
Basic EPS	$ (30,312)	21,468	$ (1.41)
Effect of dilutive stock awards and options		—	—
Diluted EPS	$ (30,312)	21,468	$ (1.41)

Excluded from the computation of diluted earnings per share were approximately 1.2 million, 5.8 million and 6.0 million of awards, options or warrants, during 2011, 2010 and 2009, respectively, because their inclusion would be antidilutive.

Note 16. Related Party Transactions

In the ordinary course of business, the Bank has and expects to continue to have transactions, including borrowings, with its executive officers, directors, and their affiliates. All such loans are made on substantially the same terms as those prevailing at the time for comparable loans to unrelated persons.

The table below presents the activity for both direct and indirect loans at December 31, 2011 and 2010 (dollars in thousands).

	2011	2010
Balance, beginning of year	$ 3,785	$ 7,220
Principal additions	1,834	786
Repayments and reclassifications	(1,916)	(4,221)
Balance, end of year	$ 3,703	$ 3,785

Indirect loans at December 31, 2011 and 2010, were $2.1 million and $1.9 million, respectively.

Note 17. Commitments and Contingent Liabilities

In the normal course of business, there are outstanding various commitments and contingent liabilities, such as guarantees and commitments to extend credit, which are not reflected in the accompanying consolidated financial statements. The Bank does not anticipate losses as a result of these transactions. See Note 20 with respect to financial instruments with off-balance-sheet risk.

The following table presents the Company's contractual obligations and scheduled payment amounts due at the various intervals over the next five years and beyond as of December 31, 2011 (dollar in thousands):

	Total	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
Trust preferred debt	$ 4,124	$ —	$ —	$ —	$ 4,124
Federal Home Loan Bank advances	37,000	22,000	15,000	—	—
Operating leases	3,465	533	781	294	1,857
Total contractual obligations	$ 44,589	$ 22,533	$ 15,781	$ 294	$ 5,981

In February 2010, the Company's Board of Directors approved two transaction-based bonus awards to the officer who was the Company's then chief strategic officer. The approval of the bonus awards was made pursuant to a provision in the officer's employment agreement that provides for a cash bonus payment for financial advisory and other services that the officer renders in connection with the negotiation and consummation of a merger or other business combination involving the Company or any of its affiliates or the acquisition by the Company or any of its affiliates of a substantial portion of the assets or deposits of another financial institution. The bonus awards related to the officer's financial advisory and other services with respect to the Bank's acquisition of certain assets and assumption of all deposit liabilities of four former branch offices of TCB on November 21, 2008 and the Bank's acquisition of certain assets and assumption of all deposit liabilities of seven former branch offices of SFSB on January 30, 2009. The amounts of the bonus awards are (i) $1,169,445, calculated as 0.50% of the total amount of non-brokered deposits that the Bank assumed in the November 2008 transaction and (ii) $1,816,430, calculated as 0.50% of the total amount of loans and other assets that the Bank acquired in the January 2009 transaction. The Company believes that these bonus awards are permitted under the rules and regulations of the TARP Capital Purchase Program. In accordance with generally accepted accounting principles, the Company has reflected these bonus awards in the financial statements for the year ended December 31, 2009. The Company made payment of the entire amount of these bonus awards to the individual in six equal installments during a period from February 12, 2010 to June 30, 2010.

During the first two quarters of 2010, the Company discussed with the Federal Reserve Bank of Richmond and the Virginia Bureau of Financial Institutions certain issues with respect to the payment of these bonus awards. These issues include the compliance of the terms and structure of the bonus awards with Federal Reserve System Regulation W and the rules and regulations of the TARP Capital Purchase Program. The Company has worked diligently to resolve these issues, but, as of March 27, 2012, these issues remain open with its regulators. The Company cannot make any assurances as to the amount of these bonus awards, if any, that will ultimately be permissible following the resolution of these issues. In addition, the Company cannot make any assurances as to any penalties that the regulatory agencies may assess if the Company is determined to have violated any of the rules and regulations described above. Such penalties may include, with respect to any Federal Reserve violations, formal or informal action directing the Company to make immediate corrections, civil penalties if it is determined that the violation was caused with intent, undertaken with reckless disregard for the Company's financial safety and soundness, or results in gain to the Company. In addition, such penalties may include, with respect to any TARP violations, civil and criminal penalties and restitution of payments paid by the Company to the officer. The Company is unable to make an estimate of the possible loss or range of loss that it may incur as a result of these issues.

Note 18. Dividend Limitations on Affiliate Bank

Transfers of funds from the banking subsidiary to the parent corporation in the form of loans, advances and cash dividends are restricted by federal and state regulatory authorities. As of December 31, 2011 and 2010, the aggregate amount of unrestricted funds that could be transferred from the banking subsidiary to the parent corporation, without prior regulatory approval, totaled $0. For each of the years ended December 31, 2011, 2010 and 2009, the Bank was not permitted to make dividend payments to the holding company without prior regulatory approval.

Note 19. Concentration of Credit Risk

At December 31, 2011 and 2010, the Bank's loan portfolio consisted of commercial, real estate and consumer (installment) loans. Real estate secured loans represented the largest concentration at 87.19% and 91.23% of the loan portfolio for 2011 and 2010, respectively.

The Bank maintains a portion of its cash balances with several financial institutions located in its market area. Accounts at each institution are secured by the Federal Deposit Insurance Corporation up to $250,000. Uninsured balances were approximately $6.7 million and $3.8 million at December 31, 2011 and 2010, respectively.

Note 20. Financial Instruments With Off-Balance Sheet Risk

The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

A summary of the contract amounts of the Bank's exposure to off-balance sheet risk as of December 31, 2011 and 2010, are as follows (dollars in thousands):

	2011	2010
Commitments with off-balance sheet risk:		
Commitments to extend credit	$ 51,964	$ 63,659
Standby letters of credit	9,278	12,114
Total commitments with off-balance sheet risk	$ 61,242	$ 75,773

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are generally uncollateralized and usually do not contain a specified maturity date and may be drawn upon only to the total extent to which the Bank is committed.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's evaluation of the counterparty. Since most of the letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements.

Note 21. Minimum Regulatory Capital Requirements

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions (PCA) are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and tier 1 capital (as defined in the regulations) to risk weighted assets (as defined), and of tier 1 capital (as defined) to adjusted average total assets (as defined). Management believes, as of December 31, 2011 and 2010, that the Company and Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2011, based on regulatory guidelines, the Company believes that it is well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company and the Bank must maintain minimum total risk-based, tier 1 risk-based, and tier 1 leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the bank's category.

The Company's and the Bank's actual capital amounts and ratios are presented in the following table.

	Actual		Required for Capital Adequacy Purposes		Required in Order to be Well Capitalized Under PCA	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)					
As of December 31, 2011:						
Total Capital to risk weighted assets						
CBTC consolidated	$ 102,137	16.16%	$ 50,593	8.00%	NA	NA
Essex Bank	102,235	16.16%	50,615	8.00%	63,269	10.00%
Tier 1 Capital to risk weighted assets						
CBTC consolidated	94,853	15.01%	25,296	4.00%	NA	NA
Essex Bank	94,947	15.01%	25,308	4.00%	37,961	6.00%
Tier 1 Capital to adjusted average total assets						
CBTC consolidated	94,853	8.91%	42,595	4.00%	NA	NA
Essex Bank	94,947	8.90%	42,652	4.00%	53,315	5.00%
As of December 31, 2010:						
Total Capital to risk weighted assets						
CBTC consolidated	$ 99,707	15.58%	$ 51,189	8.00%	NA	NA
Essex Bank	98,700	15.49%	50,988	8.00%	63,736	10.00%
Tier 1 Capital to risk weighted assets						
CBTC consolidated	92,114	14.40%	25,594	4.00%	NA	NA
Essex Bank	91,138	14.30%	25,494	4.00%	38,241	6.00%
Tier 1 Capital to adjusted average total assets						
CBTC consolidated	92,114	8.12%	45,369	4.00%	NA	NA
Essex Bank	91,138	8.04%	45,351	4.00%	56,689	5.00%

Note 22. Fair Value of Financial Instruments

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. FASB ASC 825, *Financial Instruments*, excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Financial Assets

Cash and cash equivalents

The carrying amounts of cash and due from banks, interest bearing bank deposits, and federal funds sold approximate fair value.

Securities held to maturity

For securities held for investment, fair values are based on quoted market prices or dealer quotes.

Restricted securities

The carrying value of restricted securities approximates their fair value based on the redemption provisions of the respective issuer.

Loans held for resale

The carrying amounts of loans held for resale approximate fair value.

Loans not covered by FDIC shared loss agreement (non-covered loans)

For certain homogeneous categories of loans, such as some residential mortgages and other consumer loans, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Loans covered by FDIC shared loss agreement (covered loans)

Fair values for covered loans are based on a discounted cash flow methodology that considers various factors including the type of loan and related collateral, classification status, term of loan and whether or not the loans are amortizing. Loans were pooled together according to similar characteristics and were treated in the aggregate when applying various valuation techniques. The discount rates used for loans are based on the rates used at acquisition (which were based on market rates for new originations of comparable loans) adjusted for any material changes in interest rates since acquisition. Increases in cash flow expectations since acquisition resulted in estimated fair value being higher than carrying value. The increase in cash flows is also reflected in a transfer from unaccretable yield to accretable yield as disclosed in Note 4.

FDIC indemnification asset

Loss sharing assets are measured separately from the related covered assets as they are not contractually embedded in the covered assets and are not transferable with the assets should the Company choose to dispose of them. Fair value is estimated using projected cash flows related to the obligations under the shared loss agreements based on the expected reimbursements for losses and the applicable loss sharing percentages. These expected reimbursements do not include reimbursable amounts related to future covered expenditures. These cash flows were discounted to reflect the uncertainty of the timing and receipt of the loss sharing reimbursement from the FDIC. A reduction in loss expectations has resulted in the estimated fair value of the FDIC indemnification asset being lower than its carrying value. This creates a premium that is amortized over the life of the asset and is reflected in Note 5.

Accrued interest receivable

The carrying amounts of accrued interest receivable approximate fair value.

Financial Liabilities

Noninterest bearing deposits

The carrying amount approximates fair value.

Interest bearing deposits

The fair value of NOW accounts, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Long-term borrowings

The fair values of the Company's long-term borrowings, such as FHLB advances, are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Accrued interest payable

The carrying amounts of accrued interest payable approximate fair value.

Off-balance sheet financial instruments

The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

The fair value of stand-by letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

The Company's off-balance sheet commitments are funded at current market rates at the date they are drawn upon. It is management's opinion that the fair value of these commitments would approximate their carrying value, if drawn upon.

The carrying amounts and estimated fair values of the Company's financial instruments are as follows (dollars in thousands):

	December 31, 2011		December 31, 2010	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets:				
Cash and cash equivalents	$ 21,751	$ 21,751	$ 33,381	$ 33,381
Securities available for sale	232,764	232,764	215,560	215,560
Securities held to maturity	64,422	68,585	84,771	89,027
Equity securities, restricted	6,872	6,872	7,170	7,170
Loans held for resale	580	580	—	—
Loans, non-covered	529,883	522,960	500,005	491,621
Loans, covered	96,785	99,008	114,708	139,952
FDIC indemnification asset	42,641	22,892	58,369	49,765
Accrued interest receivable	3,613	3,613	3,826	3,826
Financial liabilities:				
Noninterest-bearing deposits	64,953	64,953	62,359	62,359
Interest-bearing deposits	868,538	870,909	899,366	898,508
Borrowings	41,124	45,002	41,124	45,210
Accrued interest payable	1,352	1,352	1,557	1,557

The Company assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Company's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Company. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Company's overall interest rate risk.

Note 23. Trust Preferred Capital Notes

On December 12, 2003, BOE Statutory Trust I, a wholly-owned subsidiary of the Company, was formed for the purpose of issuing redeemable capital securities. On December 12, 2003, $4.124 million of trust preferred securities were issued through a direct placement. The securities have a LIBOR-indexed floating rate of interest. The average interest rate at December 31, 2011, 2010 and 2009, was 3.43%, 3.34%, and 3.89%, respectively. The securities have a mandatory redemption date of December 12, 2033 and are subject to varying call provisions which began December 12, 2008. The principal asset of the Trust is $4.124 million of the Company's junior subordinated debt securities with the like maturities and like interest rates to the capital securities.

The trust preferred notes may be included in tier 1 capital for regulatory capital adequacy determination purposes up to 25% of tier 1 capital after its inclusion. The portion of the trust preferred not considered as tier 1 capital may be included in tier 2 capital. At December 31, 2011, all trust preferred notes were included in tier 1 capital.

The obligations of the Company with respect to the issuance of the capital securities constitute a full and unconditional guarantee by the Company of the Trust's obligations with respect to the capital securities.

Subject to certain exceptions and limitations, the Company may elect from time to time to defer interest payments on the junior subordinated debt securities, which would result in a deferral of distribution payments on the related capital securities. During 2011 and 2010, the Company accrued and elected to defer $143,000 and $72,000 in total interest payments related to its trust preferred notes, respectively. On March 16, 2012, the Company paid all of its previously deferred interest payments and the interest payment that would have been due on March 31, 2012. Accordingly, the Company is current in its obligations under the trust preferred notes.

Note 24. Lease Commitments

The following table represents a summary of non-cancelable operating leases for bank premises that have initial or remaining terms in excess of one year as of December 31, 2011 are as follows (dollars in thousands):

2012	$ 533
2013	497
2014	284
2015	159
2016	135
Thereafter	1,857
Total of future payments	$3,465

Rent expense for the years ended December 31, 2011, 2010 and 2009 was $695,000, $700,000, and $592,000, respectively.

Note 25. Other Noninterest Expense

Other noninterest expense totals are presented in the following tables. Components of these expenses exceeding 1.0% of the aggregate of total net interest income and total noninterest income for any of the past three years are stated separately.

	December 31		
(dollars in thousands)	2011	2010	2009
Marketing & advertising expense	$ 329	$ 345	$ 494
Bank franchise tax	552	600	711
Telephone and internet line	789	852	886
Stationery, printing & supplies	654	832	905
Exam and professional fees	974	1,032	990
Directors fees	530	498	409
Credit expense	1,008	1,316	359
Non-covered OREO legal and direct cost(1)	968	377	—
Other expenses	1,376	922	2,037
Total other operating expenses	$ 7,180	$ 6,774	$ 6,791

(1) Non-covered OREO legal and direct costs were not tracked separately in 2009, as these costs were not significant.

Note 26. Parent Corporation Only Financial Statements

**COMMUNITY BANKERS TRUST CORPORATION
PARENT COMPANY ONLY STATEMENT OF CONDITION
as of DECEMBER 31, 2011 and 2010
(dollars in thousands)**

	2011	2010
Assets		
Cash	$ 521	$ 606
Other assets	1,277	1,371
Investments in subsidiaries	113,789	109,384
Total assets	$ 115,587	$ 111,361
Liabilities		
Other liabilities	$ 277	$ 110
Balances due to Subsidiary Bank	6	—
Balances due to Non Bank Subsidiary	4,124	4,124
Total liabilities	4,407	4,234
Stockholders' Equity		
Preferred stock (5,000,000 shares authorized, $0.01 par value) 17,680 issued and outstanding	17,680	17,680
Warrants on Preferred Stock	1,037	1,037
Discount on Preferred Stock	(454)	(660)
Common stock (200,000,000 and 50,000,000 shares authorized at December 31, 2011 and 2010, respectively, $0.01 par value) 21,627,549 and 21,468,455 shares issued and outstanding, respectively	216	215
Additional paid in capital	144,243	143,999
Retained earnings	(53,761)	(54,999)
Accumulated other comprehensive income (loss)	2,219	(145
Total stockholders' equity	$ 111,180	$ 107,127
Total liabilities and stockholders' equity	$ 115,587	$ 111,361

COMMUNITY BANKERS TRUST CORPORATION
PARENT COMPANY ONLY STATEMENT OF INCOME (LOSS)
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2011, 2010 and 2009
(dollar in thousands)

	2011	2010	2009
Income:			
Interest and dividend income	$ —	$ 40	$ 83
Dividends received from subsidiaries	—	1,500	859
Gains on sale of securities, net	—	(927)	118
Other operating income	6	—	—
Total income	6	613	1,060
Expenses			
Interest expense	205	140	162
Management fee paid to subsidiaries	166	223	540
Stock option expense	62	—	—
Bad debt	(17)	673	—
Bank franchise taxes	182	226	128
Professional and legal expenses	102	190	289
Other operating expenses	209	(120)	58
Total expenses	909	1,332	1,177
Equity in income / (loss) of subsidiaries	2,040	(21,008)	(30,049)
Net income (loss) before income taxes	1,137	(21,727)	(30,166)
Income tax (expense) benefit	307	734	339
Net income (loss)	$ 1,444	$ (20,993)	$(29,827)

COMMUNITY BANKERS TRUST CORPORATION

Notes to Consolidated Financial Statements – (Continued)

COMMUNITY BANKERS TRUST CORPORATION
PARENT COMPANY ONLY STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2011, 2010 and 2009
(dollars in thousands)

	2011	2010	2009
Operating activities:			
Net income / (loss)	$ 1,444	$ (20,993)	$ (29,827)
Adjustments to reconcile net income to net cash provided by operating activities:			
Issuance of common stock and stock options	245	—	—
Undistributed equity in (income) / loss of subsidiary	(2,040)	21,008	30,049
Gains (losses) on sale of investment securities	—	927	(118)
(Increase)/decrease in other assets	95	(833)	559
Decrease in other liabilities, net	171	(237)	(366)
Provision for loan loss	(17)	673	—
Net cash and cash equivalents provided by (used in) operating activities	(102)	545	297
Investing activities:			
Purchases of investment securities	—	—	(1,261)
Sale of securities	—	591	392
Net increase in loans	—	—	(750)
Recovery of bad debt	17	77	—
Net decrease/(increase) in CDs held for investment	—	250	(250)
Capital contribution to subsidiary	—	—	(50,000)
Net cash and cash equivalents provided by (used in) investing activities	17	918	(51,869)
Financing activities:			
Cash dividends paid, net of adjustment	—	(1,301)	(4,235)
Cash paid to redeem shares related to asserted appraisal rights and retire warrants	—	—	(2,077)
Net cash and cash equivalents provided by (used in) financing activities	—	(1,301)	(6,312)
Increase (decrease) in cash and cash equivalents	(85)	162	(57,884)
Cash and cash equivalents at beginning of the period	606	444	58,328
Cash and cash equivalents at end of the period	$ 521	$ 606	$ 444

Note 27. Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through the date the financial statements were issued.

Note 28. Preferred Stock

On December 19, 2008, under the Department of the Treasury's TARP Capital Purchase Program, the Company issued to the U.S. Treasury 17,680 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A (Series A Preferred Stock), and a 10-year warrant to purchase up to 780,000 shares of common stock at an exercise price of $3.40 per share. Cumulative dividends on the Series A Preferred Stock are payable at 5% per annum through December 19, 2013, and at a rate of 9% per annum thereafter. The warrant is exercisable at any time until December 19, 2018, and the number of shares of common stock underlying the warrant and the exercise price are subject to adjustment for certain dilutive events.

The Company received proceeds of $17.68 million for the Series A Preferred Stock and the Warrant. The Company allocated the proceeds based on a relative fair value basis between the Series A Preferred Stock and the Warrant, recording $16.64 million and $1.04 million, respectively. Fair value of the preferred stock was estimated based on a discounted cash flow model using an estimated life of 50 years and a discount rate of 12%. Fair value of the stock warrant was estimated using a Black-Scholes model assuming stock price volatility of 27.5%, a dividend yield of 0.5%, a risk-free rate of 1.35% and an expected life of five years. The $16.64 million of Series A Preferred Stock is net of a discount of $1.04 million. The discount is being accreted to the $17.68 million redemption price over a five year period. The accretion of the discount and dividends on the preferred stock reduce retained earnings.

Each share of Series A Preferred Stock issued and outstanding has no par value, has a liquidation preference of $1,000 and is redeemable at the Company's option, subject to approval of the Federal Reserve, at a redemption price equal to $1,000 plus accrued and unpaid dividends, provided that through December 18, 2011, the Series A Preferred Stock is redeemable only in an amount up to the aggregate net cash proceeds received from sales of Tier 1 qualifying perpetual preferred stock or common stock, and only once such sales have resulted in aggregate gross proceeds of at least approximately $4.4 million.

The Series A Preferred Stock has a preference over the Company's common stock upon liquidation. Dividends on the preferred stock, if declared, are payable quarterly in arrears. The Company's ability to declare or pay dividends on, or purchase, redeem or otherwise acquire, its common stock is subject to certain restrictions in the event that the Company fails to pay or set aside full dividends on the preferred stock for the latest completed dividend period. In addition, pursuant to the U.S. Treasury's TARP Capital Purchase Program, until at the earliest of December 19, 2011 or the redemption of all of the Series A Preferred Stock to third parties, the Company must obtain the consent of the U.S. Treasury to raise the Company's common stock dividend or to repurchase any shares of common stock or other preferred stock, with certain exceptions.

The Company may defer dividend payments, but the dividend is a cumulative dividend that accrues for payment in the future. The failure to pay dividends for six dividend periods triggers the right for the holder of the Preferred Stock to appoint two directors to the Company's board.

As of December 31, 2011, the Company had deferred six payments of its regular quarterly cash dividend with respect to the Series A Preferred Stock. The total amount of accumulated dividends was $1.3 million as of that date.

On February 15, 2012, the Company deferred a seventh payment of its regularly quarterly cash dividend with respect to the Series A Preferred Stock. On March 16, 2012, the Company paid both this quarterly cash dividend and all outstanding interest on both that payment and the six dividend payments that the Company had previously deferred. Accordingly, following the payments on March 16, 2012, the Company had six quarterly dividend payments with respect to the Preferred Stock that remained accrued and unpaid.

COMMUNITY BANKERS TRUST CORPORATION

Notes to Consolidated Financial Statements – (Continued)

Note 29. Quarterly Data (unaudited)

	Year Ended December 31							
	2011				2010			
	First	Second	Third	Fourth	First	Second	Third	Fourth
Interest and dividend income	$13,394	$14,492	$ 14,272	$ 13,877	$ 15,246	$ 14,933	$ 15,153	$ 13,594
Interest expense	3,311	3,079	2,974	2,864	5,188	4,820	4,484	3,897
Net interest income	10,083	11,413	11,298	11,013	10,058	10,113	10,669	9,697
Provision for loan losses	1,498	—	—	—	5,042	21,282	1,116	(77)
Net interest income after provision for loan losses	8,585	11,413	11,298	11,013	5,016	(11,169)	9,553	9,774
Noninterest income	(1,406)	(1,431)	(662)	(1,452)	415	(115)	(1,527)	2,871
Noninterest expenses	9,211	9,334	8,682	8,627	9,860	16,175	10,387	8,831
Income before income taxes	(2,032)	648	1,954	934	(4,429)	(27,459)	(2,361)	3,814
Income tax (expense) benefit	838	(127)	(532)	(239)	1,665	7,843	1,062	(1,128)
Net income (loss)	$ (1,194)	$ 521	$ 1,422	$ 695	$ (2,764)	$ (19,616)	$ (1,299)	$ 2,686
Dividends paid and accumulated on preferred stock	—	—	—	—	221	221	—	—
Accretion of discount on preferred stock	51	53	51	51	48	49	48	49
Preferred dividends not paid	221	221	221	221	—	—	221	221
Net income (loss) available to common shareholders	$ (1,466)	$ 247	$ 1,150	$ 423	$ (3,033)	$ (19,886)	$ (1,568)	$ 2,416
Earnings per common share, basic	$ (0.07)	$ 0.01	$ 0.05	$ 0.02	$ (0.14)	$ (0.93)	$ (0.07)	$ 0.11
Earnings per common share, diluted	$ (0.07)	$ 0.01	$ 0.05	$ 0.02	$ (0.14)	$ (0.93)	$ (0.07)	$ 0.11

	2009			
	First	Second	Third	Fourth
Interest and dividend income	$ 15,191	$ 16,757	$ 16,019	$ 16,553
Interest expense	6,465	6,689	6,366	5,614
Net interest income	8,726	10,068	9,653	10,939
Provision for loan losses	5,500	540	5,231	7,818
Net interest income after provision for loan losses	3,226	9,528	4,422	3,121
Noninterest income	21,159	1,622	2,142	1,317
Noninterest expenses	9,388	35,008	9,939	21,625
Income before income taxes	14,997	(23,858)	(3,375)	(17,187)
Income tax (expense) benefit	(4,867)	14	1,473	2,976
Net income (loss)	$ 10,130	$ (23,844)	$ (1,902)	$ (14,211)
Dividends paid and accumulated on preferred stock	218	220	223	139
Accretion of discount on preferred stock	43	45	47	42
Preferred dividends not paid	—	—	—	—
Net income (loss) available to common shareholders	$ 9,869	$ (24,109)	$ (2,172)	$ (14,392)
Earnings per common share, basic	$ 0.46	$ (1.12)	$ (0.10)	$ (0.67)
Earnings per common share, diluted	$ 0.46	$ (1.12)	$ (0.10)	$ (0.67)

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

Not applicable.

ITEM 9A. *CONTROLS AND PROCEDURES*

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this Form 10-K, the Company's management, with the participation of the Company's chief executive officer and chief financial officer ("the Certifying Officers"), conducted evaluations of the Company's disclosure controls and procedures. As defined under Section 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the term "disclosure controls and procedures" means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including the Certifying Officers, to allow timely decisions regarding required disclosures.

Based on this evaluation, the Certifying Officers have concluded that the Company's disclosure controls and procedures were effective to ensure that material information is recorded, processed, summarized and reported by management of the Company on a timely basis in order to comply with the Company's disclosure obligations under the Exchange Act and the rules and regulations promulgated thereunder.

Management's Report on Internal Control over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of the Certifying Officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with generally accepted accounting principles.

As of December 31, 2011, management assessed the effectiveness of the Company's internal control over financial reporting based on the criteria for effective internal control over financial reporting established in "Internal Control — Integrated Framework," issued by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission. This assessment included controls over the preparation of the schedules equivalent to the basic financial statements in accordance with the instructions for the Consolidated Financial Statements for Bank Holding Companies (Form FR Y-9C) to meet the reporting requirements of Section 112 of the Federal Deposit Insurance Corporation Improvement Act.

Based on its assessment, management concluded that, as of December 31, 2011, the Company's internal control over financial reporting was effective based on the criteria set forth by COSO in its "Internal Control — Integrated Framework."

Elliott Davis, LLC, the independent registered public accounting firm that audited the consolidated financial statements of the Company included in this Form 10-K, has issued an attestation report on management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2011. The report is included in Item 8, "Financial Statements and Supplementary Data", above under the heading "Report of Independent Registered Public Accounting Firm."

Changes in Internal Control over Financial Reporting

In the Company's Annual Report on Form 10-K for the year ended December 31, 2010, management's assessment of the effectiveness of the Company's internal control over financial reporting cited a material weakness in the Company's internal controls relating to its process for identifying impaired loans, as described below. A material weakness is a significant deficiency (as defined in the Public Company Accounting Oversight Board's Auditing Standard No. 5), or combination of deficiencies, such that there is a reasonable possibility that a material misstatement in the annual or interim financial statements will not be prevented or detected on a timely basis by employees in the normal course of their work. The Company has concluded that this material weakness no longer exists as of December 31, 2011, as described below.

The Company has previously disclosed a number of remediation steps taken to address the issue described above. These steps have included the centralization of key credit administration functions, the implementation of an entity-wide credit processing program, the hiring of a new chief credit officer, the enhancement of oversight of potential troubled assets through both a new internal special assets committee and a Board-level credit committee, the implementation of procedures for the actual evaluation of potentially impaired loans on an entity-wide basis, and appropriate training across the organization. As previously disclosed, the Company believes that the issues have been properly remediated, and the Company did not take any additional remediation steps during the fourth quarter of 2011. During its formal assessment of the effectiveness of internal control over financial reporting as of December 31, 2011, the Company has validated that there is no longer a material weakness in the Company's internal controls with respect to this issue.

There was no change in the Company's internal control over financial reporting identified in connection with the evaluation of internal controls that occurred during the fourth quarter of 2011 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. *OTHER INFORMATION*

Not applicable.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

The information required by this item is incorporated by reference to the Company's definitive Proxy Statement for the 2012 Annual Meeting of Stockholders, to be filed within 120 days after the end of the fiscal year that this Form 10-K covers.

ITEM 11. *EXECUTIVE COMPENSATION*

The information required by this item is incorporated by reference to the Company's definitive Proxy Statement for the 2012 Annual Meeting of Stockholders, to be filed within 120 days after the end of the fiscal year that this Form 10-K covers.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information required by this item is incorporated by reference to the Company's definitive Proxy Statement for the 2012 Annual Meeting of Stockholders, to be filed within 120 days after the end of the fiscal year that this Form 10-K covers.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The information required by this item is incorporated by reference to the Company's definitive Proxy Statement for the 2012 Annual Meeting of Stockholders, to be filed within 120 days after the end of the fiscal year that this Form 10-K covers.

ITEM 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES*

The information required by this item is incorporated by reference to the Company's definitive Proxy Statement for the 2012 Annual Meeting of Stockholders, to be filed within 120 days after the end of the fiscal year that this Form 10-K covers.

PART IV

ITEM 15. *EXHIBITS, FINANCIAL STATEMENT SCHEDULES*

(a) The following documents are filed as part of this Form 10-K:

1. Consolidated Financial Statements. Reference is made to the Consolidated Financial Statements, the report thereon and the notes thereto, with respect to the Company, commencing at page 49 of this Form 10-K.

2. Financial Statement Schedules. All supplemental schedules are omitted as inapplicable or because the required information is included in the Consolidated Financial Statements or notes thereto.

3. Exhibits

No.	Description
2.1	Agreement and Plan of Merger, dated as of September 5, 2007, by and between Community Bankers Acquisition Corp. and TransCommunity Financial Corporation, incorporated by reference to the Company's Current Report on Form 8-K filed on September 7, 2007 (File No. 001-32590)
2.2	Agreement and Plan of Merger, dated as of December 13, 2007, by and between Community Bankers Acquisition Corp. and BOE Financial Services of Virginia, Inc., incorporated by reference to the Company's Current Report on Form 8-K filed on December 14, 2007 (File No. 001-32590)
2.3	Purchase and Assumption Agreement, dated as of November 21, 2008, by and among the Federal Deposit Insurance Corporation, as Receiver for The Community Bank, Bank of Essex and the Federal Deposit Insurance Corporation, incorporated by reference to the Company's Current Report on Form 8-K filed on November 28, 2008 (File No. 001-32590)
2.4	Purchase and Assumption Agreement, dated as of January 30, 2009, by and among the Federal Deposit Insurance Corporation, Receiver of Suburban Federal Savings Bank, Crofton, Maryland, Bank of Essex and the Federal Deposit Insurance Corporation, incorporated by reference to the Company's Current Report on Form 8-K filed on February 5, 2009 (File No. 001-32590)
3.1	Amended and Restated Certificate of Incorporation, incorporated by reference to the Company's Current Report on Form 8-K filed on June 5, 2008 (File No. 001-32590)
3.2	Certificate of Designations for Fixed Rate Cumulative Perpetual Preferred Stock, Series A, incorporated by reference to the Company's Current Report on Form 8-K filed on December 23, 2008 (File No. 001-32590)
3.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation, effective as of July 17, 2009, incorporated by reference to the Company's Annual Report on Form 10-K filed on April 23, 2010.
3.4	Amended and Restated Bylaws, incorporated by reference to the Company's Current Report on Form 8-K filed on July 1, 2008 (File No. 001-32590)
4.1	Specimen Unit Certificate, incorporated by reference to the Company's Registration Statement on Form S-1 or amendments thereto (File No. 333-124240)
4.2	Specimen Common Stock Certificate, incorporated by reference to the Company's Registration Statement on Form S-1 or amendments thereto (File No. 333-124240)
4.3	Specimen Warrant Certificate, incorporated by reference to the Company's Registration Statement on Form S-1 or amendments thereto (File No. 333-124240)
4.4	Form of Unit Purchase Option to be granted to the representatives, incorporated by reference to the Company's Registration Statement on Form S-1 or amendments thereto (File No. 333-124240)

4.5	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and Community Bankers Acquisition Corp., incorporated by reference to the Company's Quarterly Report on Form 10-Q filed on November 14, 2007 (File No. 001-32590)
4.6	Warrant Clarification Agreement dated as of January 29, 2007 between the Company and Continental Stock Transfer and Trust Co., incorporated by reference to the Company's Current Report on Form 8-K filed on February 12, 2007 (File No. 001-32590)
4.7	Unit Purchase Option Clarification Agreement dated as of January 29, 2007 between the Company and the holders, incorporated by reference to the Company's Current Report on Form 8-K filed on February 12, 2007 (File No. 001-32590)
4.8	Warrant to Purchase 780,000 Shares of Common Stock, incorporated by reference to the Company's Current Report on Form 8-K filed on December 23, 2008 (File No. 001-32590)
10.1	Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and Community Bankers Acquisition Corp. , incorporated by reference to the Company's Registration Statement on Form S-1 or amendments thereto (File No. 333-124240)
10.2	Stock Escrow Agreement between Community Bankers Acquisition Corp., Continental Stock Transfer & Trust Company and the Initial Stockholders, incorporated by reference to the Company's Quarterly Report on Form 10-Q filed on November 14, 2007 (File No. 001-32590)
10.3	Registration Rights Agreement among Community Bankers Acquisition Corp. and the Initial Stockholders, incorporated by reference to the Company's Quarterly Report on Form 10-Q filed on November 14, 2007 (File No. 001-32590)
10.4	Letter Agreement, dated December 19, 2008, including the Securities Purchase Agreement — Standard Terms incorporated by reference therein, between the Company and the United States Department of the Treasury, incorporated by reference to the Company's Current Report on Form 8-K filed on December 23, 2008 (File No. 001-32590)
10.5	Written Agreement, effective April 21, 2010, by and among Community Bankers Trust Corporation, Essex Bank, Federal Reserve Bank of Richmond and State Corporation Commission Bureau of Financial Institutions, incorporated by reference to the Company's Current Report on Form 8-K filed on April 27, 2011 (File No. 001-32590)
10.6	Employment Agreement between Community Bankers Acquisition Corp. and Bruce E. Thomas, incorporated by reference to the Company's Current Report on Form 8-K/A filed on July 28, 2008 (File No. 001-32590)
10.7	Form of Waiver, executed by Bruce E. Thomas, incorporated by reference to the Company's Current Report on Form 8-K filed on December 23, 2008 (File No. 001-32590)
10.8	Form of Letter Agreement, executed by Bruce E. Thomas with the Company, incorporated by reference to the Company's Current Report on Form 8-K filed on December 23, 2008 (File No. 001-32590)
10.9	TransCommunity Financial Corporation 2001 Stock Option Plan, as amended and restated effective March 27, 2003, incorporated by reference to TransCommunity Financial Corporation's Quarterly Report on Form 10-QSB filed on May 14, 2003 (File No. 000-33355)
10.10	Form of Non-Qualified Stock Option Agreement for Employee for TransCommunity Financial Corporation 2001 Stock Option Plan, incorporated by reference to TransCommunity Financial Corporation's Annual Report on Form 10-KSB filed on March 30, 2005 (File No. 000-33355)
10.11	Form of Non-Qualified Stock Option Agreement for Director for TransCommunity Financial Corporation 2001 Stock Option Plan, incorporated by reference to TransCommunity Financial Corporation's Annual Report on Form 10-KSB filed on March 30, 2005 (File No. 000-33355)
10.12	TransCommunity Financial Corporation 2007 Equity Compensation Plan, incorporated by reference to TransCommunity Financial Corporation's Quarterly Report on Form 10-Q filed on August 13, 2007 (File No. 000-33355)

10.13	Form of Restricted Stock Award Agreement for TransCommunity Financial Corporation 2007 Equity Compensation Plan, incorporated by reference to TransCommunity Financial Corporation's Current Report on Form 8-K filed on July 31, 2007 (File No. 000-33355)
10.14	BOE Financial Services of Virginia, Inc. Stock Incentive Plan, incorporated by reference to Exhibit A of the Proxy Statement included in BOE Financial Services of Virginia, Inc.'s Registration Statement on Form S-4 filed on March 24, 2000 (File No. 333-33260)
10.15	First Amendment to BOE Financial Services of Virginia, Inc.'s Stock Incentive Plan, incorporated by reference to BOE Financial Services of Virginia, Inc.'s Registration Statement on Form S-8 filed on November 8, 2000 (File No. 333-49538)
10.16	BOE Financial Services of Virginia, Inc. Stock Option Plan for Outside Directors, incorporated by reference to Exhibit A of the Proxy Statement included in BOE Financial Services of Virginia, Inc.'s Registration Statement on Form S-4 filed on March 24, 2000 (File No. 333-33260)
10.17	First Amendment to BOE Financial Services of Virginia, Inc. Stock Option Plan for Outside Directors, incorporated by reference to BOE Financial Services of Virginia, Inc.'s Registration Statement on Form S-8 filed on November 8, 2000 (File No. 333-49538)
10.18	Community Bankers Trust Corporation 2009 Stock Incentive Plan, incorporated by reference to the Company's Current Report on Form 8-K filed on June 24, 2009 (File No. 001-32590)
10.19	Form of Non-Qualified Stock Option Agreement for Community Bankers Trust Corporation 2009 Stock Incentive Plan*
14.1	Code of Business Conduct and Ethics, , incorporated by reference to the Company's Current Report on Form 8-K filed on October 26, 2011 (File No. 001-32590)
21.1	Subsidiaries of Community Bankers Trust Corporation*
31.1	Rule 13a-14(a)/15d-14(a) Certification for Chief Executive Officer*
31.2	Rule 13a-14(a)/15d-14(a) Certification for Chief Financial Officer*
32.1	Section 1350 Certifications*
99.1	IFR Section 30.15 – Certification for Years Following First Fiscal Year (Principal Executive Officer)*
99.2	IFR Section 30.15 – Certification for Years Following First Fiscal Year (Principal Financial Officer)*
101	Interactive Data File with respect to the following materials from the Company's Annual Report on Form 10-K for the period ended December 31, 2011, formatted in Extensible Business Reporting Language (XBRL): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Income (Loss), (iii) the Consolidated Statements of Changes in Stockholders' Equity, (iv) the Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements*

* Filed herewith.

(b) Exhibits. See Item 15(a)3. above

(c) Financial Statement Schedules. See Item 15(a)2. above

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMMUNITY BANKERS TRUST CORPORATION

By: /s/ Rex L. Smith, III
Rex L. Smith, III
President and Chief Executive Officer

Date: March 29, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Rex L, Smith, III Rex L. Smith, III	President and Chief Executive Officer and Director (principal executive officer)	March 29, 2012
/s/ Bruce E. Thomas Bruce E. Thomas	Executive Vice President and Chief Financial Officer (principal financial officer)	March 29, 2012
/s/ Laureen D, Trice Laureen D. Trice	Senior Vice President and Controller (principal accounting officer)	March 29, 2012
/s/ John C, Watkins John C. Watkins	Chairman of the Board	March 29, 2012
/s/ Richard F, Bozard Richard F. Bozard	Director	March 29, 2012
/s/ L. McCauley Chenault L. McCauley Chenault	Director	March 29, 2012
/s/ Alexander F, Dillard, Jr. Alexander F. Dillard, Jr.	Director	March 29, 2012

Signature	Title	Date
/s/ Glenn J. Dozier Glenn J. Dozier	Director	March 29, 2012
/s/ P. Emerson Hughes, Jr. P. Emerson Hughes, Jr.	Director	March 29, 2012
/s/ Troy A Peery, Jr. Troy A. Peery, Jr.	Director	March 29, 2012
/s/ Eugene S, Putnam, Jr. Eugene S. Putnam, Jr.	Director	March 29, 2012
/s/ S. Waite Rawls III S. Waite Rawls III	Director	March 29, 2012
/s/ Robin Traywick Williams Robin Traywick Williams	Director	March 29, 2012

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Exhibit 31.1

CERTIFICATIONS

I, Rex L. Smith, III, certify that:

1. I have reviewed this Annual Report on Form 10-K for the year ended December 31, 2011 of Community Bankers Trust Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) for the registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Rex L. Smith, III
Rex L. Smith, III
President and Chief Executive Officer

Date: March 29, 2012

Exhibit 31.2

CERTIFICATIONS

I, Bruce E. Thomas, certify that:

1. I have reviewed this Annual Report on Form 10-K for the year ended December 31, 2011 of Community Bankers Trust Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) for the registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Bruce E. Thomas
Bruce E. Thomas
Executive Vice President and Chief Financial Officer

Date: March 29, 2012

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K for the year ended December 31, 2011 (the "Report") of Community Bankers Trust Corporation (the "Company"), the undersigned President and Chief Executive Officer and Executive Vice President and Chief Financial Officer certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to their knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the consolidated financial condition and results of operations of the Company and its subsidiaries as of, and for, the periods presented in the Report.

/s/ Rex L. Smith, III
Rex L. Smith, III
President and Chief Executive Officer

/s/ Bruce E. Thomas
Bruce E. Thomas
Executive Vice President and Chief Financial Officer

Date: March 29, 2012

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Exhibit 99.1

IFR Section 30.15 – Certification for Years following First Fiscal Year (Principal Executive Officer)

COMMUNITY BANKERS TRUST CORPORATION

UST #113

I, Rex L. Smith, III, the President and Chief Executive Officer of Community Bankers Trust Corporation (the "Company"), certify, based on my knowledge, that:

(i) The Company's Compensation Committee has discussed, reviewed and evaluated with senior risk officers at least every six months during the most recently completed fiscal year, all of which was a TARP period, senior executive officer (SEO) compensation plans and employee compensation plans and the risks these plans pose to the Company;

(ii) During the discussions, reviews and evaluations described above, the Company's Compensation Committee did not identify, and thus did not need to take steps to limit, during the most recently completed fiscal year any features of the SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of the Company, and the Company's Compensation Committee did not identify any features of the employee compensation plans that pose risks to the Company, and thus did not need to take steps to limit those features to ensure that the Company is not unnecessarily exposed to risks;

(iii) The Company's Compensation Committee has reviewed, at least every six months during the most recently completed fiscal year, the terms of each employee compensation plan and identified any features of the plan that could encourage the manipulation of reported earnings of the Company to enhance the compensation of an employee, and has limited any such features;

(iv) The Company's Compensation Committee will certify to the reviews of the SEO compensation plans and employee compensation plans required under paragraphs (i) and (iii) above;

(v) The Company's Compensation Committee will provide a narrative description of how it limited during any part of the most recently completed fiscal year the features in:

(A) SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of the Company;

(B) Employee compensation plans that unnecessarily expose the Company to risks; and

(C) Employee compensation plans that could encourage the manipulation of reported earnings of the Company to enhance the compensation of an employee;

(vi) The Company has required that bonus payments to SEOs or any of the next twenty most highly compensated employees, as defined in the regulations and guidance established under Section 111 of EESA (bonus payments), be subject to a recovery or "clawback" provision during the most recently completed fiscal year if the bonus payments were based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria;

(vii) The Company has prohibited any golden parachute payment, as defined in the regulations and guidance established under Section 111 of EESA, to an SEO or any of the next five most highly compensated employees during the most recently completed fiscal year;

(viii) The Company has limited bonus payments to its applicable employees in accordance with Section 111 of EESA and the regulations and guidance established thereunder during the most recently completed fiscal year;

(ix) The Company and its employees have complied with the excessive or luxury expenditures policy, as defined in the regulations and guidance established under Section 111 of EESA, during the most recently completed fiscal year; and any expenses that, pursuant to the policy, required approval of the board of directors, a committee of the board of directors, an SEO, or an executive officer with a similar level of responsibility were properly approved;

(x) The Company will permit a non-binding shareholder resolution in compliance with applicable federal securities rules and regulations on the disclosures provided under the federal securities laws related to SEO compensation paid or accrued during the most recently completed fiscal year;

(xi) The Company will disclose the amount, nature, and justification for the offering, during the most recently completed fiscal year, of any perquisites, as defined in the regulations and guidance established under Section 111 of EESA, whose total value exceeds $25,000 for the employee who is subject to the bonus payment limitations identified in paragraph (viii);

(xii) The Company will disclose whether the Company, the Company's board of directors, or the Company's Compensation Committee has engaged during the most recently completed fiscal year a compensation consultant; and the services the compensation consultant or any affiliate of the compensation consultant provided during this period;

(xiii) The Company has prohibited the payment of any gross-ups, as defined in the regulations and guidance established under Section 111 of EESA, to the SEOs and the next twenty most highly compensated employees during the most recently completed fiscal year;

(xiv) The Company has substantially complied with all other requirements related to employee compensation that are provided in the agreement between the Company and Treasury, including any amendments;

(xv) The Company has submitted to Treasury a complete and accurate list of the SEOs and the twenty next most highly compensated employees for the current fiscal year, with the non-SEOs ranked in descending order of level of annual compensation, and with the name, title, and employer of each SEO and most highly compensated employee identified; and

(xvi) I understand that a knowing and willful false or fraudulent statement made in connection with this certification may be punished by fine, imprisonment, or both. (See, for example, 18 USC 1001.)

Date: March 29, 2012

By: /s/ Rex L. Smith, III
Rex L. Smith, III
President and Chief Executive Officer

Exhibit 99.2

IFR Section 30.15 – Certification for Years following First Fiscal Year (Principal Financial Officer)

COMMUNITY BANKERS TRUST CORPORATION

UST #113

I, Bruce E. Thomas, the Executive Vice President and Chief Financial Officer of Community Bankers Trust Corporation (the "Company"), certify, based on my knowledge, that:

(i) The Company's Compensation Committee has discussed, reviewed and evaluated with senior risk officers at least every six months during the most recently completed fiscal year, all of which was a TARP period, senior executive officer (SEO) compensation plans and employee compensation plans and the risks these plans pose to the Company;

(ii) During the discussions, reviews and evaluations described above, the Company's Compensation Committee did not identify, and thus did not need to take steps to limit, during the most recently completed fiscal year any features of the SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of the Company, and the Company's Compensation Committee did not identify any features of the employee compensation plans that pose risks to the Company, and thus did not need to take steps to limit those features to ensure that the Company is not unnecessarily exposed to risks;

(iii) The Company's Compensation Committee has reviewed, at least every six months during the most recently completed fiscal year, the terms of each employee compensation plan and identified any features of the plan that could encourage the manipulation of reported earnings of the Company to enhance the compensation of an employee, and has limited any such features;

(iv) The Company's Compensation Committee will certify to the reviews of the SEO compensation plans and employee compensation plans required under paragraphs (i) and (iii) above;

(v) The Company's Compensation Committee will provide a narrative description of how it limited during any part of the most recently completed fiscal year the features in:

(A) SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of the Company;

(B) Employee compensation plans that unnecessarily expose the Company to risks; and

(C) Employee compensation plans that could encourage the manipulation of reported earnings of the Company to enhance the compensation of an employee;

(vi) The Company has required that bonus payments to SEOs or any of the next twenty most highly compensated employees, as defined in the regulations and guidance established under Section 111 of EESA (bonus payments), be subject to a recovery or "clawback" provision during the most recently completed fiscal year if the bonus payments were based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria;

(vii) The Company has prohibited any golden parachute payment, as defined in the regulations and guidance established under Section 111 of EESA, to an SEO or any of the next five most highly compensated employees during the most recently completed fiscal year;

(viii) The Company has limited bonus payments to its applicable employees in accordance with Section 111 of EESA and the regulations and guidance established thereunder during the most recently completed fiscal year;

(ix) The Company and its employees have complied with the excessive or luxury expenditures policy, as defined in the regulations and guidance established under Section 111 of EESA, during the most recently completed fiscal year; and any expenses that, pursuant to the policy, required approval of the board of directors, a committee of the board of directors, an SEO, or an executive officer with a similar level of responsibility were properly approved;

(x) The Company will permit a non-binding shareholder resolution in compliance with applicable federal securities rules and regulations on the disclosures provided under the federal securities laws related to SEO compensation paid or accrued during the most recently completed fiscal year;

(xi) The Company will disclose the amount, nature, and justification for the offering, during the most recently completed fiscal year, of any perquisites, as defined in the regulations and guidance established under Section 111 of EESA, whose total value exceeds $25,000 for the employee who is subject to the bonus payment limitations identified in paragraph (viii);

(xii) The Company will disclose whether the Company, the Company's board of directors, or the Company's Compensation Committee has engaged during the most recently completed fiscal year a compensation consultant; and the services the compensation consultant or any affiliate of the compensation consultant provided during this period;

(xiii) The Company has prohibited the payment of any gross-ups, as defined in the regulations and guidance established under Section 111 of EESA, to the SEOs and the next twenty most highly compensated employees during the most recently completed fiscal year;

(xiv) The Company has substantially complied with all other requirements related to employee compensation that are provided in the agreement between the Company and Treasury, including any amendments;

(xv) The Company has submitted to Treasury a complete and accurate list of the SEOs and the twenty next most highly compensated employees for the current fiscal year, with the non-SEOs ranked in descending order of level of annual compensation, and with the name, title, and employer of each SEO and most highly compensated employee identified; and

(xvi) I understand that a knowing and willful false or fraudulent statement made in connection with this certification may be punished by fine, imprisonment, or both. (See, for example, 18 USC 1001.)

Date: March 29, 2012

By: /s/ Bruce E. Thomas
Bruce E. Thomas
Executive Vice President and
Chief Financial Officer

Board of Directors

Richard F. Bozard
Retired Vice President and Treasurer
Owens & Minor

L. McCauley Chenault
Managing Attorney
Chenault Law Offices

Alexander F. Dillard, Jr.
Partner, Dillard & Katona Law Firm

Glenn J. Dozier
Senior Management Consultant and
Acting Chief Financial Officer
MolecularMD Corporation

P. Emerson Hughes, Jr.
President, Holiday Barn Pet Resorts

Troy A. Peery, Jr.
President, Peery Enterprises

Eugene S. Putnam, Jr.
President and Chief Financial Officer
Universal Technical Institute

S. Waite Rawls III
President, Museum of the Confederacy

Rex L. Smith, III
President and Chief Executive Officer
Community Bankers Trust Corporation
and Essex Bank

John C. Watkins, Chairman
Chairman, Watkins Nurseries
Member of the Senate of Virginia
10th Senatorial District

Robin Traywick Williams
Writer

Stock Transfer Agent

Continental Stock Transfer & Trust Company

17 Battery Place, New York, NY 10004
(212) 509-4000, extension 536
(212) 509-5150 fax
www.continentalstock.com

Investor Relations

Corporate Secretary
Community Bankers Trust Corporation
4235 Innslake Drive, Suite 200
Glen Allen, VA 23060
(804) 934-9999 fax (804) 934-9299

Community Bankers Trust Corporation

4235 Innslake Drive, Suite 200
Glen Allen, Virginia 23060

(804) 934-9999

www.cbtrustcorp.com

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